This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

As filed with the Securities and Exchange Commission on April 12, 2024

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ProShares Trust III

(Exact name of registrant as specified in its charter)

Delaware	6221	[ ]
(State of Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

c/o ProShare Capital Management LLC

7272 Wisconsin Avenue

21st Floor

Bethesda, Maryland 20814

(240) 497-6400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael L. Sapir

c/o ProShare Capital Management LLC

7272 Wisconsin Avenue

21st Floor

Bethesda, Maryland 20814

(240) 497-6400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard F. Morris c/o ProShare Capital Management LLC 7272 Wisconsin Avenue 21st Floor Bethesda, MD 20814

Approximate date of commencement of proposed sale to the public:

As promptly as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

ProShares Ethereum ETF

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

The information in this Prospectus is not complete and may be changed or withdrawn without notice. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus does not, and is not intended to, constitute an offer to sell or a solicitation of an offer to buy these securities nor shall there be any sale of these securities or any solicitation of an offer to buy these securities in any jurisdiction in which such offer, sale or solicitation would be unlawful.

Subject to completion, April 12, 2024

PROSHARES ETHEREUM ETF

The ProShares Trust III (the “Trust”) is a Delaware statutory trust organized into separate series. The Trust may from time to time offer to sell common units of beneficial interest (“Shares”) of ProShares Ethereum ETF (the “Fund”) or other series of the Trust. Shares represent units of fractional undivided beneficial interest in and ownership of the Fund. The Shares of the Fund will be listed for trading on the NYSE Arca Exchange (the “Exchange”) under the ticker symbol “[   ].” ProShare Capital Management LLC (the “Sponsor”) is the sponsor of the Trust.

The Fund’s investment objective is to reflect the performance of ether as measured by the Bloomberg Ethereum Index (the “Index”), less the Trust’s expenses and liabilities.

Coinbase Custody Trust Company, LLC (the “Ether Custodian”) is the custodian for the Fund’s ether holdings; and [   ] is the custodian for the Fund’s cash holdings (the “Cash Custodian” and together with the Ether Custodian, the “Custodians”) and the administrator of the Trust (the “Fund Administrator”). Barring a liquidation or extraordinary circumstances, the Trust does not currently intend to purchase or sell ether directly, although the Sponsor may direct the Custodian to sell ether to pay certain expenses. The Trust issues and redeems Shares only in blocks of [   ] Shares (a “Creation Unit”) or integral multiples thereof, based on the quantity of ether attributable to each Share of the Trust (net of accrued but unpaid expenses and liabilities). These transactions will take place in exchange for cash. Subject to the Exchange receiving the necessary regulatory approval to permit the Trust to create and redeem Shares in-kind for ether (the “In-Kind Regulatory Approval”), these transactions may also take place in exchange for ether. The timing of the In-Kind Regulatory Approval is unknown, and there is no guarantee that the Exchange will receive the In-Kind Regulatory Approval at any point in the future. If the Exchange receives the In-Kind Regulatory Approval and if the Sponsor chooses to allow in-kind creations and redemptions, the Trust will notify the owners of the beneficial interests of Shares (the “Shareholders”) in a prospectus supplement, in its periodic Securities Exchange Act of 1934, as amended (the “Exchange Act”), reports and on the Fund’s website.

Financial firms that are authorized to purchase or redeem Shares with the Fund (known as “Authorized Participants”) will deliver only cash to create Shares and will receive only cash when redeeming Shares. Further, Authorized Participants will not directly or indirectly purchase, hold, deliver, or receive ether as part of the creation or redemption process or otherwise direct the Fund or a third party with respect to purchasing, holding, delivering, or receiving ether as part of the creation or redemption process. Shares initially comprising the same Creation Unit but offered by the Authorized Participants to the public at different times may have different offering prices, which depend on various factors, including the supply and demand for Shares, the value of the Fund’s assets, and market conditions at the time of a transaction.

The Trust is not an investment company registered under the United States Investment Company Act of 1940, as amended (the “1940 Act”), and the Sponsor is not registered with the Securities and Exchange Commission (“SEC”) as an investment adviser and is not subject to regulation by the SEC as such in connection with its activities with respect to the Trust. The Trust is not a commodity pool for purposes of the United States Commodity Exchange Act of 1936, as amended (the “Commodity Exchange Act” or “CEA”). Although the Sponsor currently is registered with the Commodity Futures Trading Commission (the “CFTC”) as a commodity pool operator, the Sponsor is not subject to regulation by the CFTC as a commodity pool operator or a commodity trading advisor with respect to the Trust.

Investors who decide to buy or sell Shares of the Fund during the day will place their trade orders through their brokers and may incur customary brokerage commissions and charges. Market prices for the Shares may be different from the net asset value (“NAV”). Prior to this offering, there has been no public market for the Shares. Investing in the Fund involves risks similar to those involved with an investment directly in ether and other significant risks.

The offering of an indeterminate amount of the Fund’s Shares is registered with the Securities and Exchange Commission (the “SEC”) in accordance with the Securities Act of 1933, as amended (the “Securities Act”). The offering is intended to be a continuous offering and the Trust is registering an indeterminate number of Shares with the SEC in accordance with Rules 456(d) and 457(u). Authorized Participants, other broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in a distribution in a manner that would render them statutory underwriters and subject them to the prospectus-delivery and liability provisions of the Securities Act. For example, the initial Authorized Participant will be a statutory underwriter with respect to the initial purchase of Baskets if purchased from the Trust with a view towards distribution of such Shares.

The Fund is an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act (the “JOBS Act”) and, as such, may elect to comply with certain reduced public company reporting requirements under U.S. federal securities laws.

INVESTING IN THE SHARES INVOLVES SIGNIFICANT RISKS. PLEASE REFER TO “RISK FACTORS” BEGINNING ON PAGE 10.

YOU SHOULD CAREFULLY CONSIDER WHETHER YOUR FINANCIAL CONDITION PERMITS YOU TO INVEST IN THIS TRUST. AN INVESTMENT IN THE TRUST INVOLVES SIGNIFICANT RISKS (INCLUDING THE POTENTIAL FOR QUICK, LARGE LOSSES) AND MAY NOT BE SUITABLE FOR SHAREHOLDERS THAT ARE NOT IN A POSITION TO ACCEPT MORE RISK THAN MAY BE INVOLVED WITH OTHER EXCHANGE-TRADED PRODUCTS THAT DO NOT HOLD ETHER OR INTERESTS RELATED TO ETHER. THE SHARES ARE SPECULATIVE SECURITIES. THEIR PURCHASE INVOLVES A HIGH DEGREE OF RISK AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED IN THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

[   ], 2024

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

PROSHARES TRUST III

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

The Shares of the Fund are not registered for public sale in any jurisdiction other than the United States.

Until [•], 2024, all dealers effecting transactions in the Shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus includes “forward-looking statements” which generally relate to future events or future performance. Investors can identify these forward-looking statements by the use of expressions such as “may,” “will,” “expect,” “anticipate,” “believe,” “intend,” “plan,” “project,” “should,” “estimate,” “seek” or any negative or other variations on such expression. These forward-looking statements are based on information currently available to the Sponsor and are subject to a number of risks, uncertainties and other factors, both known, such as those described in “Risk Factors” and elsewhere in this Prospectus and unknown, that could cause the actual results, performance, prospects or opportunities of the Fund to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause results to differ from those expressed in the forward-looking statements include those described in “Risk Factors” and elsewhere in this Prospectus, as well as the following:

•	Risks that NAV per Share may not correspond to the market price per Share;

•

Recent developments in the digital asset economy which have led to extreme volatility and disruption in digital asset markets, a loss of confidence in participants of the digital asset ecosystem, significant negative publicity surrounding digital assets broadly and market-wide declines in liquidity;

•

The extreme volatility of trading prices that many digital assets, including ether, have experienced in recent periods and may continue to experience, which could have a material adverse effect on the value of the Shares;

•

Changes in laws or regulations, including those concerning taxes, made by governmental authorities or regulatory bodies that may also affect the value of the Shares or restrict the use of one or more digital assets, validating activity or the operation of their networks or a digital asset platform in a manner that adversely affects the value of the Shares; and

•	Risks related to market competition and market volatility.

Except as expressly required by federal securities laws, neither the Trust nor the Sponsor assumes any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should not place undue reliance on any forward-looking statements.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

PROSPECTUS SUMMARY

Investors should read the following summary together with the more detailed information in this Prospectus before investing in Shares of the Fund, including the information under the caption “Risk Factors,” and all exhibits to this Prospectus as well as information found in documents incorporated by reference in this Prospectus. Investors should also read any updated Prospectus, supplements to this Prospectus, Current Reports on Form 8-K, if any, notices and press releases, and other important information about the Trust which are posted on the Sponsor’s website at www.ProShares.com.

The definitions of capitalized terms used in this Prospectus can be found in the Glossary of Defined Terms in Appendix A and throughout this Prospectus.

Overview of the Trust

ProShares Trust III (the “Trust”) is a Delaware statutory trust organized into separate series. The Trust may from time to time offer to sell common units of beneficial interest (“Shares”) of ProShares Ethereum ETF (the “Fund”) or other series of the Trust. The Shares of the Fund will be listed for trading on the NYSE Arca Exchange (the “Exchange”) under the ticker symbol “[   ].”

ProShare Capital Management LLC (the “Sponsor”) is the sponsor of the Trust and the Fund, Delaware Trust Company (the “Trustee”) is the trustee of the Trust, Coinbase Custody Trust Company, LLC (the “Ether Custodian”) is the custodian of the Trust who will hold all of the Fund’s ether on the Fund’s behalf, and the Cash Custodian and the Administrator is [   ].

The Fund’s Investment Objective and Strategies

The Fund’s investment objective is to reflect the performance of ether as measured by the Bloomberg Ethereum Index (the “Index”), less the Fund’s expenses and liabilities.

The Index is designed to measure the performance of ether traded in U.S. Dollars (“USD”) and seeks to provide a representative proxy for the ether market. The closing Index price is calculated at 4:00 p.m. ET. The index is owned and administered by Bloomberg Index Services Limited (“Index Provider”) and is co-branded with Galaxy Digital Capital Management LP.

Ether and the Ether Market

Ether

Ether is a digital asset which serves as the unit of account on an open-source, decentralized, peer-to-peer computer network. Ether may be used to pay for goods and services, stored for future use, or converted to a fiat currency. As of the date of this Prospectus, the adoption of ether for these purposes has been limited. The value of ether is not backed by any government, corporation, or other identified body.

The value of ether is determined in part by the supply of and demand for, ether in the markets for exchange that have been organized to facilitate the trading of ether. Ether is the second largest cryptocurrency by market capitalization behind bitcoin.

Ether is maintained on the decentralized, open source, peer-to-peer computer network (“Ethereum Network”). No single entity owns or operates the Ethereum Network.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Ethereum Network

The infrastructure of the Ethereum Network is collectively maintained by participants in the Ethereum Network, which include validators, developers, and users. Validators validate transactions and are currently compensated for that service in ether, as determined by the Ethereum protocol. Developers maintain and contribute updates to the Ethereum Network’s source code. Users access the Ethereum Network using open-source software. Anyone can be a user, developer, or validator.

Ether is maintained on a digital transaction ledger commonly known as a “blockchain.” A blockchain is a type of shared and continually reconciled database, stored in a decentralized manner on the computers of certain users of the digital asset and is protected by cryptography. The Ethereum blockchain contains a record and history for each ether transaction.

The Ethereum blockchain allows for the creation of decentralized applications that are supported by a transaction protocol referred to as “smart contracts,” which includes the cryptographic operations that verify and secure ether transactions. A smart contract operates by a pre-defined set of rules (i.e., “if/then statements”) that allows it to automatically execute code on the Ethereum Network. Such actions taken by the pre-defined set of rules are not necessarily contractual in nature but are intended to eliminate the need for a third party to carry out code execution on behalf of users, making the system decentralized, allowing decentralized application developers to create a wide range of applications.

Ethereum Protocol

The Ethereum protocol is an open source project with no official company or group in control. Anyone can review the underlying code and suggest changes. Because there is no central authority, the release of updates to the Ethereum protocol source code by developers does not guarantee that the updates will be automatically adopted by the other participants. Users and validators must accept any changes made to the source code by downloading the proposed modification and that modification is effective only with respect to those ether users and validators who choose to download it. As a practical matter, a modification to the source code becomes part of the Ethereum Network only if it is accepted by validators that collectively represent a supermajority (two-thirds) of the cumulative validations on the Ethereum blockchain.

If a modification is accepted by only a portion of users and validators, a division will occur such that one network will run the pre-modification source code and the other network will run the modified source code. Such a division is known as a “fork.”

New ether is created through “staking” of ether by validators. Validators are required to stake ether in order to perform validation activities and then, as a reward, earn newly created ether. Validation activities include verifying transactions, storing data, and adding to the Ethereum blockchain. Further, with its collective computing power on the distributed network, the Ethereum Network provides the ability to execute peer-to-peer transactions to realize, via smart contracts, automatic, conditional transfer of value and information, including money, voting rights, and property.

An Ethereum private key controls the transfer or “spending” of ether from its associated public Ethereum address. An Ethereum “wallet” is a collection of public Ethereum addresses and their associated private key(s). It is designed such that only the owner of ether can send ether, only the intended recipient of ether can unlock what the sender sent and both transactions and ownership can be verified by any third party anywhere in the world.’

Fees need to be paid in ether in order to facilitate transactions and execute smart contracts. The fee that is charged is called “gas.” Gas price is often a small fraction of ether, which is denoted in the unit of Gwei (10^9 Gwei = 1 ether). Gas is essential in sustaining the Ethereum Network. It incentivizes validators to process and verify transactions and incentivizes new validators to stake ether. Gas fees are a product of Ethereum Network demand relative to the Ethereum Network’s capacity.

The Ethereum Network recently implemented software upgrades and other changes to its protocol, including the adoption of network upgrades collectively referred to as Serenity, or Ethereum 2.0. Ethereum 2.0 aimed to improve the network’s speed, scalability, efficiency, security, accessibility, and transaction throughput in part by reducing its energy footprint and decreasing transaction times for the network. As part of Ethereum 2.0, in mid-September 2022, a shift from the proof-of-work to the proof-of-stake model occurred. Unlike proof-of-work, in which miners expend computational resources to compete to validate transactions and are rewarded coins in

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

proportion to the amount of computational resources expended, in proof-of-stake, validators risk or “stake” coins to compete to be randomly selected to validate transactions and are rewarded coins in proportion to the amount of coins staked. Any malicious activity, such as mining multiple blocks, disagreeing with the eventual consensus or otherwise violating protocol rules, results in the forfeiture or “slashing” of a portion of the staked coins.

The Trust’s Legal Structure

The Trust is a Delaware statutory trust organized into separate series, formed on April 10, 2024 pursuant to the Delaware Statutory Trust Act, as amended (the “DSTA”). The Trust may from time to time offer to sell common units of beneficial interest (“Shares”) of the Fund or other series of the Trust. Shares represent units of fractional undivided beneficial interest in and ownership of the Fund. The Shares of the Fund will be listed for trading on the NYSE Arca Exchange (the “Exchange”) under the ticker symbol “[  ].” The Trust operates pursuant to the Trust Agreement dated April 10, 2024. Delaware Trust Company, a Delaware trust company, is the Delaware trustee of the Trust. The Trust is managed by the Sponsor. The Sponsor is a limited liability company formed in the state of Maryland on May 10, 1999.

The Trust’s Service Providers

The Sponsor

ProShare Capital Management LLC is the Sponsor of the Trust and the Fund. The Sponsor arranged for the creation of the Trust and is responsible for the ongoing registration of the Shares for their public offering in the United States and the listing of Shares on the Exchange. In addition, the Sponsor: (i) selects the Trustee, Administrator, Transfer Agent, Ether Custodian, Cash Custodian, Prime Execution Agent and the Trust’s U.S.; (ii) negotiates various agreements and fees; and (iii) performs such other services as the Sponsor believes that the Trust and the Fund may from time to time require. The Sponsor pays all of the routine operational, administrative and other ordinary expenses of the Trust. The Sponsor has the authority to change the Fund’s investment objective, Index or investment strategy at any time, or to terminate the Trust or the Fund without shareholder approval or advance notice, subject to applicable regulatory requirements.

The Trustee

The Trustee, a Delaware trust company, acts as the trustee of the Trust as required to create a Delaware statutory trust in accordance with the Declaration of Trust and the DSTA.

The Administrator

The Trust has appointed [  ] as the Trust’s administrator (the “Administrator”) and the Administrator has entered into an administration and accounting agreement (the “Administration and Accounting Agreement” with the Trust. Pursuant to the terms of the Administration and Accounting Agreement and under the supervision and direction of the Sponsor, the Administrator prepares and files certain regulatory filings on behalf of the Fund. [  ] may also perform other services for the Fund pursuant to the Administration and Accounting Agreement as mutually agreed to from time to time.

The Sponsor, on behalf of the Fund, is expected to retain the services of one or more additional service providers to assist with certain tax reporting requirements of the Fund and its shareholders.

The Transfer Agent

[  ] serves as the transfer agent of the Fund (the “Transfer Agent”) for Authorized Participants and has entered into a transfer agency and service agreement (the “Transfer Agency and Service Agreement”). Pursuant to the terms of the Transfer Agency and Service Agreement, the Transfer Agent is responsible for processing purchase and redemption orders and maintaining records of the ownership of the Trust. The Transfer Agent fees are paid on behalf of the Fund by the Sponsor.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

The Ether Custodian

Coinbase Custody Trust Company, LLC, serves as the Fund’s ether custodian (the “Ether Custodian”). The Ether Custodian has represented that it is a fiduciary under § 100 of the New York Banking Law and a qualified custodian for purposes of Rule 206(4)-2(d)(6) under the Advisers Act and is licensed to custody the Fund’s ether in trust on the Fund’s behalf. Under the Trust’s Custodian Agreement with the Ether Custodian, the Ether Custodian is responsible for opening a special account that holds the Fund’s ether (the “Ether Account”), safekeeping all of the ether owned by the Fund, as well as facilitating the transfer of ether required for the operation of the Fund. The Custodian Agreement contains an agreement by the parties to treat the ether credited to the Fund’s Vault Balance (defined below) as financial assets under Article 8 of the New York Uniform Commercial Code (“Article 8”), in addition to stating that the Ether Custodian will serve as fiduciary and custodian on the Fund’s behalf. The Sponsor may, in its sole discretion, add or terminate ether custodians at any time. The Sponsor may, in its sole discretion, change the custodian for the Fund’s ether holdings, but it will have no obligation whatsoever to do so or to seek any particular terms for the Fund from other such custodians.

Although the Ether Custodian carries insurance, the Ether Custodian’s insurance does not cover any loss in value to ether and only covers losses caused by certain events such as fraud or theft and, in such covered events, it is unlikely the insurance would cover the full amount of any losses incurred by the Fund.

The Prime Execution Agent

The Prime Execution Agent facilitates the purchase and sale or settlement of the Fund’s ether transactions in connection with the creation and redemption process. The Fund will engage in ether transactions for converting cash into ether (in association with purchase orders) and ether into cash (in association with redemption orders). The Fund will conduct its ether purchase and sale transactions by, in its sole discretion, choosing to trade directly with Ether Trading Counterparties or choosing to trade through the Prime Execution Agent through its Coinbase Prime service pursuant to the Prime Execution Agent Agreement. Initially, the Fund expects to conduct its ether purchase and sale transactions solely through the Prime Execution Agent through its Coinbase Prime service. Ether Trading Counterparties settle trades with the Fund using their own accounts at the Prime Execution Agent when trading with the Fund.

The Cash Custodian

The Cash Custodian is [  ]. The Cash Custodian’s services are also governed under a Custodian Agreement between [  ] and the Trust. The Trust may retain additional cash custodians from time to time pursuant to a cash custodian agreement to perform certain services that are typical of a cash custodian. The Sponsor may, in its sole discretion, add or terminate cash custodians at any time.

Fees and Expenses

The Sponsor has arranged for the creation of the Trust and the Fund the registration of the Shares for their public offering in the United States and the listing of the Shares on the Exchange. The Sponsor has agreed to assume the marketing and the following administrative expenses incurred by the Fund: the fees of the Trustee, the Custodian’s fees (the “Custodians’ Fees”), Exchange listing fees, SEC registration fees, printing and mailing costs, audit fees and expenses and up to $[  ] per annum in ordinary legal fees and expenses. The Sponsor will also pay the costs of the Fund’s organization and the initial sale of the Shares. The Sponsor may determine in its sole discretion to assume legal fees and expenses of the Fund in excess of the $[  ] per annum required under the Trust Agreement. To the extent that the Sponsor does not voluntarily assume such fees and expenses, they will be the responsibility of the Fund.

The Fund may incur certain extraordinary, non-recurring expenses that are not assumed by the Sponsor, including but not limited to, taxes and governmental charges, any applicable brokerage commissions, financing fees, transaction fees, expenses and costs of any extraordinary services performed by the Sponsor (or any other service provider) on behalf of the Fund to protect the Fund or the interests of Shareholders (including, for example, in connection with any fork of the Ethereum Network, any Incidental Rights and any IR Virtual Currency), any indemnification of agents, service providers or counterparties of the Fund and extraordinary legal fees and expenses, including any legal fees and expenses incurred in connection with litigation, regulatory enforcement or investigation matters.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Custody (Storage) of the Fund’s Assets

The Fund’s Ether Custodian will keep custody of all of the Fund’s ether. The Ether Custodian provides insured safekeeping of digital assets using a multi-layer, multi-party cold storage security platform designed to provide offline security of the digital assets held by the Ether Custodian. The Ether Custodian has insurance coverage [  ] which procures fidelity (aka crime) insurance to protect the organization from risks such as theft of funds. Specifically, the fidelity program provides coverage for the theft of funds held in hot or cold storage. The insurance program is provided by a syndicate of industry-leading insurers. The insurance program does not cover, insure or guarantee the performance of the Fund. The Ether Custodian is not FDIC-insured.

Ether may be held across multiple wallets, any of which will feature the following safety and security measures to be implemented by the Ether Custodian:

•

Cold Storage: Cold storage in the context of ether means keeping the reserve of ether offline, which is a widely-used security precaution, especially when dealing with large amount of ether. Ether held under custodianship with the Ether Custodian will be kept in high-security, offline, multi-layer cold storage vaults. This means that the private keys, the cryptographic component that allows a user to access ether, are stored offline on hardware that has never been connected to the internet. Storing the private key offline minimizes the risk of the ether being stolen.

•

Multiple Private Keys: All private keys are securely stored using multiple layers of high-quality encryption and in the Ether Custodian-owned offline hardware vaults in secure environments. No customers or third parties are given access to the Ether Custodian’s private keys. The use of multiple private keys makes retrieving ether from the wallet more difficult, and aims to further reduce the risk of hacking theft and/or robbery.

•	Whitelisting: Transactions are only sent to vetted, known addresses. The Ether Custodian’s platform supports pre-approval and test transactions.

•

Audit Trails: Audit trails exist for all movement of ether within the Ether Custodian-controlled ether wallets, and are audited annually for accuracy and completeness by an independent external audit firm.

In addition to the above measures, in accordance with the Custodial Services Agreement, ether held in custody with the Ether Custodian will be segregated from both the proprietary property of the Ether Custodian and the assets of any other customer in accounts that clearly identify the Fund as the owner of the accounts. Therefore, in the event of an insolvency of the Ether Custodian, assets held in the segregated accounts would not become property of the Ether Custodian’s estate and would not be available to satisfy claims of creditors of the Ether Custodian.

The Fund’s ether holdings and cash holdings from time to time may be held with the Prime Execution Agent in the Trading Balance in connection with creations and redemptions of Creation Units, and the sale of ether to pay the Sponsor’s Fee and any other Fund expenses, to the extent applicable, and in extraordinary circumstances, in connection with the liquidation of the Fund’s ether. Within the Fund’s Trading Balance, the Prime Execution Agent Agreement provides that the Fund does not have an identifiable claim to any particular ether (and cash). Instead, the Fund’s Trading Balance represents an entitlement to a pro rata share of the ether (and cash) the Prime Execution Agent holds on behalf of customers who hold similar entitlements against the Prime Execution Agent. In this way, the Fund’s Trading Balance represents an omnibus claim on the Prime Execution Agent’s ethers (and cash) held on behalf of the Prime Execution Agent’s customers. The Prime Execution Agent holds the ether associated with customer entitlements across a combination of omnibus cold wallets, omnibus “hot wallets” (meaning wallets whose private keys are generated and stored online, in Internet-connected computers or devices) or in omnibus accounts in the Prime Execution Agent’s name on a trading venue (including third-party venues and the Prime

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Execution Agent’s own execution venue) where the Prime Execution Agent executes orders to buy and sell ether on behalf of its clients. Within such omnibus hot and cold wallets and accounts, the Prime Execution Agent has represented to the Sponsor that it keeps the majority of assets in cold wallets, to promote security, while the balance of assets is kept in hot wallets to facilitate rapid withdrawals. However, the Sponsor has no control over, and for security reasons the Prime Execution Agent does not disclose to the Sponsor, the percentage of ether that the Prime Execution Agent holds for customers holding similar entitlements as the Fund which are kept in omnibus cold wallets, as compared to omnibus hot wallets or omnibus accounts in the Prime Execution Agent’s name on a trading venue. The Prime Execution Agent has represented to the Sponsor that the percentage of assets maintained in cold versus hot storage is determined by ongoing risk analysis and market dynamics, in which the Prime Execution Agent attempts to balance anticipated liquidity needs for its customers as a class against the anticipated greater security of cold storage.

The Fund’s Transfer Agent will facilitate the settlement of Shares in response to the placement of creation orders and redemption orders from Authorized Participants. Barring the liquidation of the Fund or extraordinary circumstances, the Fund generally does not intend to hold cash or cash equivalents. However, there may be situations where the Fund will unexpectedly hold cash on a temporary basis. The Trust has entered into a cash custody agreement with [  ] under which [  ] acts as custodian of the Fund’s cash and cash equivalents.

Net Asset Value

NAV means the total assets of the Fund, which will consist solely of ether and cash, less total liabilities of the Fund. The methodology used to calculate an Index price to value ether in determining the net asset value of the Fund may not be deemed consistent with U.S. generally accepted accounting principles (“GAAP”).

The Administrator determines the NAV of the Fund on each day that the Exchange is open for regular trading, as promptly as practical after 4:00 p.m. ET. The NAV of the Fund is the aggregate value of the Fund’s assets less its estimated accrued but unpaid liabilities (which include accrued expenses). In determining the Fund’s NAV, the Administrator values the ether held by the Fund based on the price set by the Bloomberg Ether Index as of 4:00 p.m. ET. The Administrator also determines the NAV per Share.

Plan of Distribution

The Fund offers Shares in Creation Units to Authorized Participants. See “Creation and Redemption of Shares.” Authorized Participants may then offer Shares to the public at prices that depend on various factors, including the supply and demand for Shares, the value of the Fund’s assets, and market conditions at the time of a transaction. The initial Authorized Participant is expected to be [  ]. An Authorized Participant is under no obligation to create or redeem Creation Units, and an Authorized Participant is under no obligation to offer to the public Shares of any Creation Units it does create. Investors who buy or sell Shares during the day from their broker may do so at a premium or discount relative to the NAV of the Shares of the Fund, and may pay commissions/fees charged by their brokerage account.

The offering of the Shares is a best efforts offering. the Fund does not intend to issue fractions of a Creation Unit. The Shares are traded on the Exchange under the symbol “[  ].” Investors that purchase Shares through a commission or fee-based brokerage account may pay commissions or fees charged by the brokerage account. Investors should review the terms of their brokerage accounts for details on applicable charges.

Authorized Participants will deliver only cash to create Shares and will receive only cash when redeeming Shares. Further, Authorized Participants will not directly or indirectly purchase, hold, deliver, or receive ether as part of the creation or redemption process or otherwise direct the Trust or the Fund or a third party with respect to purchasing, holding, delivering, or receiving ether as part of the creation or redemption process.

Federal Income Tax Considerations

It is expected that owners of Shares will be treated, for U.S. federal income tax purposes, as if they own a proportionate share of the assets of the Fund, as if they directly receive a proportionate share of any income of the Fund, and as if they will incur a proportionate share of the expenses of the Fund. Consequently, each sale of ether by the Fund (which includes under current Internal Revenue Service (“IRS”) guidance using ether to pay expenses of the Fund) would constitute a taxable event to shareholders. See “United States Federal Income Tax Consequences—Tax Consequences to U.S. Holders.”

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Use of Proceeds

Proceeds received by the Fund from the issuance of Creation Units consist of cash. Deposits of cash are held by the Cash Custodian or Prime Execution Agent on behalf of the Fund. Once the cash is used to purchase the applicable amount of ether, such ether is moved from the Trading Balance and held by the Ether Custodian on behalf of the Fund.

Risk Factors

An investment in the Fund involves significant risks. Some of the risks you may face are summarized below. A more extensive discussion of these risks appears beginning on page [  ].

•	There can be no assurance that the Fund will achieve its investment objective;

•	There is no assurance as to whether the Fund will be profitable or meet its expenses and liabilities;

•

Investors considering a purchase of Shares of the Fund should carefully consider how much of their total assets should be exposed to the ether market, and should fully understand, be willing to assume, and have the financial resources necessary to withstand, the risks involved in the Fund’s investment strategy, and be in a position to bear the potential loss of their entire investment in the Fund;

•

Recent developments in the digital asset economy have led to extreme volatility and disruption in digital asset markets, a loss of confidence in participants of the digital asset ecosystem, significant negative publicity surrounding digital assets broadly and market-wide declines in liquidity;

•	A temporary or permanent “fork” of the Ethereum network could adversely affect the value of ether and an investment in the Fund;

•	The value of the Shares relates directly to the value of ether held by the Fund, the value of which may be highly volatile and subject to fluctuations;

•	The unregulated nature and lack of transparency surrounding the operations of Digital Asset Exchanges may adversely affect the value of digital assets and, consequently, the value of the Shares;

•

If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of ether may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV;

•

Regulatory changes or actions by the U.S. Congress or any U.S. federal or state agencies may affect the value of the Shares or restrict the use of ether, validating activity or the operation of the Ethereum Network or the Digital Asset Markets in a manner that adversely affects the value of the Shares;

•

A determination that ether or any other digital asset is a “security” may adversely affect the value of ether and the value of the Shares, and result in potentially extraordinary, nonrecurring expenses to, or termination of, the Fund;

•	Changes in the policies of the U.S. Securities and Exchange Commission (the “SEC”) could adversely impact the value of the Shares;

•

Regulatory changes or other events in foreign jurisdictions may affect the value of the Shares or restrict the use of one or more digital assets, validating activity or the operation of their networks or the Digital Asset Exchange Market in a manner that adversely affects the value of the Shares;

•	The Fund may change its investment objective, Index and investment strategies, and/or may terminate, at any time without shareholder approval.

•	Investors may be adversely affected by redemption or creation orders that are subject to postponement, suspension or rejection under certain circumstances;

•	Regulatory changes or interpretations could obligate the Fund or the Sponsor to register and comply with new regulations, resulting in potentially extraordinary, nonrecurring expenses to the Fund;

•	Shareholders do not have the protections associated with ownership of Shares in an investment company registered under the 1940 Act or the protections afforded by the Commodity Exchange Act; and

•

The NAV of the Fund may not always correspond to the market price of its Shares for a number of reasons, including price volatility, trading activity, normal trading hours for the Fund, the calculation methodology of the NAV, and/or the closing of ether exchanges due to fraud, failure, security breaches or otherwise.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Investors also should note that the size of the Fund in terms of total assets held may change substantially over time and from time to time as Creation Units are created and redeemed.

Emerging Growth Company Status

The Fund is an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. For as long as the Fund is an emerging growth company, unlike other public companies, it will not be required to, among other things:

•

provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002; or

•	comply with any new audit rules adopted by the Public Company Accounting Oversight Board after April 5, 2012, unless the SEC determines otherwise.

The Fund will cease to be an “emerging growth company” upon the earliest of (i) it having $1.235 billion or more in annual revenues, (ii) it becomes a “large accelerated filer,” as defined in Rule 12b-2 of the Exchange Act, (iii) it issuing more than $1.0 billion of non-convertible debt over a three-year period or (iv) the last day of the fiscal year following the fifth anniversary of its initial public offering.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

RISK FACTORS

Investing in the Fund involves significant risks not applicable to other types of investments. The value of the Shares relates directly to the value of ether held by the Fund, the value of which may be highly volatile and subject to fluctuations. Before you decide to purchase any Shares, you should consider carefully the risks described below together with all of the other information included in this Prospectus as well as information found in documents incorporated by reference in this Prospectus. These risk factors may be amended, supplemented or superseded from time to time by risk factors contained in any periodic report, prospectus supplement, post-effective amendment or in other reports filed with the SEC in the future.

Risks Associated with Ether and the Ethereum Network

The trading prices of many digital assets, including ether, have experienced extreme volatility in recent periods and may continue to do so. Extreme volatility in the future, including further declines in the trading prices of ether, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.

The trading prices of many digital assets, including ether, have experienced extreme volatility in recent periods and may continue to do so. For instance, there were steep increases in the value of certain digital assets, including ether, over the course of 2017, followed by steep drawdowns throughout 2018 in digital asset trading prices, including for ether. These drawdowns notwithstanding, digital asset prices, including ether, increased significantly again during 2019, decreased significantly again in the first quarter of 2020 amidst broader market declines as a result of the novel coronavirus outbreak and increased significantly again over the remainder of 2020 and the first quarter of 2021. Digital asset prices, including ether, continued to experience significant and sudden changes throughout 2021 followed by steep drawdowns in the fourth quarter of 2021 and throughout 2022 and digital asset prices have continued to fluctuate to date in 2023. In particular, digital asset prices have experienced extreme volatility since November 2022 when FTX Trading Ltd. (“FTX”) halted customer withdrawals.

Extreme volatility in the future, including further declines in the trading prices of ether, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value. Furthermore, negative perception, a lack of stability and standardized regulation in the digital asset economy may reduce confidence in the digital asset economy and may result in greater volatility in the price of ether and other digital assets, including a depreciation in value. The Fund is not actively managed and will not take any actions to take advantage, or mitigate the impacts, of volatility in the price of ether. For additional information that quantifies the volatility of ether prices and the value of the Shares.

Digital assets such as ether were only introduced within the past decade, and the medium-to-long term value of the Shares is subject to a number of factors relating to the capabilities and development of blockchain technologies and to the fundamental investment characteristics of digital assets.

Digital assets such as ether were only introduced within the past decade, and the medium-to-long term value of the Shares is subject to a number of factors relating to the capabilities and development of blockchain technologies, such as the recentness of their development, their dependence on the internet and other technologies, their dependence on the role played by users, developers and validators and the potential for malicious activity. For example, the realization of one or more of the following risks could materially adversely affect the value of the Shares:

•

Digital asset networks and the software used to operate them are in the early stages of development. Given the recentness of the development of digital asset networks, digital assets may not function as intended and parties may be unwilling to use digital assets, which would dampen the growth, if any, of digital asset networks.

•

The loss or destruction of a private key required to access a digital asset may be irreversible. If a private key is lost, destroyed or otherwise compromised and no backup of the private key is accessible, the Fund would be unable to access the digital asset corresponding to that private key and the private key will not be capable of being restored by the digital asset network. Private keys must be safeguarded and kept private in order to prevent a third party from accessing the digital asset held in such wallet. If the Fund’s private keys are

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

misappropriated and the Fund’s ether holdings are stolen, including from or by the Ether Custodian, the Fund could lose some or all of its ether holdings, which would adversely impact an investment in the Shares of the Fund. Any loss of private keys relating to digital wallets used to store the Fund’s ether would adversely affect the value of the Shares.

•

Digital asset networks are dependent upon the internet. A disruption of the internet or the functionality and/or operations of a digital asset network, such as the Ethereum Network, would affect the ability to transfer digital assets, including ether, and, consequently, their value.) Such a disruption could adversely affect an investment in the Fund or the ability of the Fund to operate. In particular, some variants of digital assets have experienced a number of denial-of-service attacks, which have led to temporary delays in block creation and digital asset transfers. Moreover, it is possible that as ether increases in value, it may become a bigger target for hackers and subject to more frequent hacking and denial-of-service attacks.

•

The acceptance of software patches or upgrades by a significant, but not overwhelming, percentage of the users and validators in a digital asset network, such as the Ethereum Network, could result in a “fork” in such network’s blockchain, resulting in the operation of multiple separate networks.

•

Governance of the Ethereum Network is by voluntary consensus and open competition. As a result, there may be a lack of consensus or clarity on the governance of the Ethereum Network, which may stymie the Ethereum Network’s utility and ability to grow and face challenges. In particular, it may be difficult to find solutions or martial sufficient effort to overcome any future problems on the Ethereum Network, especially long-term problems.

•

The foregoing notwithstanding, the Ethereum Network’s protocol is informally managed by a group of core developers that propose amendments to the Ethereum Network’s source code. The core developers evolve over time, largely based on self-determined participation. To the extent that a significant majority of users and validators adopt amendments to the Ethereum Network, the Ethereum Network will be subject to new protocols that may adversely affect the value of ether. In addition, if a digital asset network has high-profile contributors, a perception that such contributors will no longer contribute to the network could have an adverse effect on the market price of the related digital asset.

•

Over the past several years, digital asset validator operations have evolved from individual users to “professionalized” validating operations using proprietary hardware or sophisticated machines. If the profit margins of digital asset validating operations are not sufficiently high, including due to a decrease in transaction fees, validators are more likely to immediately sell tokens earned by validating, resulting in an increase in liquid supply of that digital asset, which would generally tend to reduce that digital asset’s market price.

•

To the extent that any validators cease to record transactions that do not include the payment of a transaction fee in solved blocks or do not record a transaction because the transaction fee is too low, such transactions will not be recorded on the Blockchain until a block is validated by a validator who does not require the payment of transaction fees or is willing to accept a lower fee. Any widespread delays in the recording of transactions could result in a loss of confidence in a digital asset network. Any reduction in confidence in the confirmation process or processing power of the Ethereum network may adversely affect an investment in the Fund.

•

Many digital asset networks face significant scaling challenges and are being upgraded with various features to increase the speed and throughput of digital asset transactions. These attempts to increase the volume of transactions may not be effective.

•

The open-source structure of many digital asset network protocols, such as the protocol for the Ethereum Network, means that developers and other contributors are generally not directly compensated for their contributions in maintaining and developing such protocols. As a result, the developers and other contributors of a particular digital asset may lack a financial incentive to maintain or develop the network or may lack the resources to adequately address emerging issues. Alternatively, some developers may be funded by companies whose interests are at odds with other participants in a particular digital asset network. A failure to properly monitor and upgrade the protocol of the Ethereum Network could damage that network.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

•

Moreover, in the past, flaws in the source code for digital assets have been exposed and exploited, including flaws that disabled some functionality for users, exposed users’ personal information and/or resulted in the theft of users’ digital assets. The cryptography underlying ether could prove to be flawed or ineffective, or developments in mathematics and/or technology, including advances in digital computing, algebraic geometry and quantum computing, could result in such cryptography becoming ineffective. In any of these circumstances, a malicious actor may be able to take the Fund’s ether, which would adversely affect the value of the Shares. Moreover, functionality of the Ethereum Network may be negatively affected such that it is no longer attractive to users, thereby dampening demand for ether. Even if another digital asset other than ether were affected by similar circumstances, any reduction in confidence in the source code or cryptography underlying digital assets generally could negatively affect the demand for digital assets and therefore adversely affect the value of the Shares.

•

The Ethereum Network is in the process of implementing a series of software upgrades and other changes to its protocol. For example, In the second half of 2020, the Ethereum Network began the first of several stages of an upgrade that was initially known as “Ethereum 2.0.” and eventually became known as the “Merge” to transition the Ethereum Network from a proof-of-work consensus mechanism to a proof-of-stake consensus mechanism, which completed on September 15, 2022 and the Ethereum Network has operated on a proof-of-stake model since such time. In 2023, the “Shanghai” and “Capella” upgrades allowed validators to withdraw the staked ether that was locked in the network. These and future upgrades will result in new iterations of the Ethereum Network. Many of the contemplated upgrades the Ethereum Network will include updates to material aspects of its source code. Although some of these upgrades have been successfully implemented, previously successful upgrades do not guarantee that future upgrades will be successful, and any failure to properly implement future changes could have a material adverse effect on the value of ether and the value of the Shares. In addition, the acceptance of software patches or upgrades by a significant, but not overwhelming, percentage of the users and validators in a digital asset network could result in a “fork” in such network’s blockchain, resulting in the operation of multiple separate networks. See “A temporary or permanent “fork” could adversely affect the value of the Shares” for additional information.

•

The Ethereum Network is still in the process of developing and making significant decisions that will affect policies that govern the supply and issuance of ether as well as other Ethereum Network protocols. For example, the Ethereum Network has on three separate occasions reduced the quantity of ether rewarded per block and may make additional changes in the future. The open-source nature of many digital asset network protocols, such as the protocol for the Ethereum Network, means that developers and other contributors are generally not directly compensated for their contributions in maintaining and developing such protocols. As a result, the developers and other contributors of a particular digital asset may lack a financial incentive to maintain or develop the network, or may lack the resources to adequately address emerging issues. Alternatively, some developers may be funded by companies whose interests are at odds with other participants in a particular digital asset network. If the Ethereum Network does not successfully develop its policies on supply and issuance, or does so in a manner that is not attractive to network participants, there may not be sufficient network level support for such network, which could lead to a decline in the support and price of ether.

•

Moreover, because digital assets, including ether, have been in existence for a short period of time and are continuing to develop, there may be additional risks in the future that are impossible to predict as of the date of this Prospectus.

Digital assets represent a new and rapidly evolving industry, and the value of the Shares depends on the acceptance of ether.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

The first digital asset, Bitcoin, was launched in 2009. Ether launched in 2015 and, along with Bitcoin, was one of the first cryptographic digital assets to gain global adoption and critical mass. In general, digital asset networks, including the Ethereum Network and other cryptographic and algorithmic protocols governing the issuance of digital assets represent a new and rapidly evolving industry that is subject to a variety of factors that are difficult to evaluate. For example, the realization of one or more of the following risks could materially adversely affect the value of the Shares:

•

Ether is only selectively accepted by retail and commercial outlets, and use of ether by consumers remains limited. Banks and other established financial institutions may refuse to process funds for ether transactions; process wire transfers to or from Digital Asset Exchanges, ether-related companies or service providers; or maintain accounts for persons or entities transacting in ether. As a result, the prices of ether are largely determined by speculators, thus contributing to price volatility that makes retailers less likely to accept ether in the future.

•

Banks may not provide banking services, or may cut off banking services, to businesses that provide digital asset-related services or that accept digital assets as payment, which could dampen liquidity in the market and damage the public perception of digital assets generally or any one digital asset in particular, such as ether, and their or its utility as a payment system, which could decrease the price of digital assets generally or individually.

•

Certain privacy-preserving features have been or are expected to be introduced to a number of digital asset networks. If any such features are introduced to the Ethereum Network, any exchanges or businesses that facilitate transactions in ether may be at an increased risk of criminal or civil lawsuits, or of having banking services cut off if there is a concern that these features interfere with the performance of anti-money laundering duties and economic sanctions checks.

•

Users, developers and validators may otherwise switch to or adopt certain digital assets at the expense of their engagement with other digital asset networks, which may negatively impact those networks, including the Ethereum Network.

The scheduled creation of newly minted ether and their subsequent sale may cause the price of ether to decline, which could negatively affect an investment in the Fund.

In accordance with the Ethereum 2.0 upgrades, newly created or minted ether are generated through a process referred to as “staking” which involves the collection of a staking reward of new ether. To operate a node, a validator must acquire and lock 32 ether by sending a special transaction to the staking contract, which transaction associates the staked ether with a withdrawal address (to unlock the ether and receive any staking rewards) and a validator address (to designate the validator node performing transaction verification). When the recipient makes newly minted ether available for sale, there can be downward pressure on the price of ether as the new supply is introduced into the Ethereum market.

The value of the Shares relates directly to the value of ether, the value of which may be highly volatile and subject to fluctuations due to a number of factors.

The value of the Shares relates directly to the value of the ether held by the Fund and fluctuations in the price of ether could adversely affect the value of the Shares. The market price of ether may be highly volatile, and may be influenced by a wide variety of factors, some of which could include:

•	An increase in the global ether supply;

•

The adoption of ether as a medium of exchange, store-of-value or other consumptive asset and the maintenance and development of the open-source software protocol of the Ethereum Network, and speculative expectations relating thereto;

•	The needs of decentralized applications, smart contracts, their users, and users of the Ethereum Network generally for ether to pay gas fees to execute transactions;

•

Forks in the Ethereum Network, particularly where changes to the Ethereum Network source code are either not well-received by key constituencies within the Ethereum community or are not successfully executed or implemented and fail to achieve the functionality such changes were intended to bring about;

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

•

Ether holders’ (or potential holders’) expectations with respect to interest rates, the rates of inflation of fiat currencies or ether, and digital asset and fiat currency conversion and exchange rates;

•

Monetary policies of governments, trade restrictions, currency devaluations and revaluations, regulatory measures or enforcement actions, or statements by policymakers, if any, that restrict the use of ether as a form of payment, the purchase of ether on the ether markets, or the building of decentralized applications or smart contracts on the Ethereum Network by citizens or residents of countries around the world;

•

Governmental or regulatory actions by, or investigations or litigation in, countries around the world targeting well-known decentralized applications or smart contracts that are built on the Ethereum Network, or other developments or problems, and associated publicity, involving or affecting such decentralized applications or smart contracts;

•

Increased competition from other forms of digital assets or payment services, including digital currencies constituting legal tender that may be issued in the future by central banks, or digital assets meant to serve as a medium of exchange by major private companies or other institutions;

•

Increased competition from other blockchain networks combining smart contracts, programmable scripting languages, and an associated runtime environment, with blockchain-based recordkeeping, particularly where such other blockchain networks are able to offer users access to a larger consumer user base, greater efficiency, reliability, or processing speed, or more economical transaction processing fees than the Ethereum Network;

•	Global or regional political, economic or financial conditions, events and situations, such as the novel coronavirus outbreak;

•

Consumer and investor preferences and perceptions of ether specifically, digital assets generally, the Ethereum Network relative to competing blockchain protocols, and ether relative to competing digital assets;

•

Decreased confidence in ether exchanges generally due to the failure of certain ether exchanges or to their being subject to regulatory or governmental enforcement actions or investigations, hacks, service outages, or manipulative trading activity, as well as to the apparent lack of regulation and transparency associated with some of them;

•	Fiat currency withdrawal and deposit policies on ether exchanges;

•	The liquidity of ether markets;

•	Levels of speculative interest and trading activity in ether;

•	Investment and trading activities of large holders of ether;

•	A “short squeeze” resulting from speculation on the price of ether, if aggregate short exposure exceeds the number of shares available for purchase;

•	An active derivatives market for ether or for digital assets generally; and

•	Fees associated with processing an ether transaction and the speed at which ether transactions are settled.

In addition, there is no assurance that ether will maintain its value in the long or intermediate term. In the event that the price of ether declines, the Sponsor expects the value of the Shares to decline proportionately. The Fund is not actively managed and does not and will not have any strategy relating to the development of the Ethereum Network. Furthermore, the Sponsor cannot be certain as to the impact of the expansion of its ether holdings on the digital asset industry and the Ethereum Network. A decline in the popularity or acceptance of the Ethereum Network would harm the value of the Fund.

The value of an ether as represented by the Index may also be subject to momentum pricing due to speculation regarding future appreciation in value, leading to greater volatility that could adversely affect the value of the Shares. Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for future appreciation in value, if any. The Sponsor believes that momentum pricing of ether has resulted, and may continue to result, in speculation regarding future appreciation in the value of ether, inflating and making the Index more volatile. As a result, ether may be more likely to fluctuate in value due to changing investor confidence, which could impact future appreciation or depreciation in the Index and could adversely affect the value of the Shares.

Ether transactions are irrevocable, and stolen or incorrectly transferred ether may be irretrievable. As a result, any incorrectly executed ether transactions could adversely affect the value of the Shares.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Ether transactions are typically not reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been verified and recorded in a block that is added to the Blockchain, an incorrect transfer or theft of ether generally will not be reversible and the Fund may not be capable of seeking compensation for any such transfer or theft. Although the Fund’s transfers of ether will regularly be made to or from the accounts held with the Ether Custodian, it is possible that, through computer or human error, or through theft or criminal action, the Fund’s ether could be transferred from the Fund’s accounts held with the Ether Custodian in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts.

Such events have occurred in connection with digital assets in the past. For example, in September 2014, the Chinese Digital Asset Exchange Huobi announced that it had sent approximately 900 Bitcoins and 8,000 Litecoins (worth approximately $400,000 at the prevailing market prices at the time) to the wrong customers. To the extent that the Fund is unable to seek a corrective transaction with such third party or is incapable of identifying the third party which has received the Fund’s ether through error or theft, the Fund will be unable to revert or otherwise recover incorrectly transferred ether. The Fund will also be unable to convert or recover its ether transferred to uncontrolled accounts. To the extent that the Fund is unable to seek redress for such error or theft, such loss could adversely affect the value of the Shares.

Smart contracts are a new technology and ongoing development may magnify initial problems, cause volatility on the networks that use smart contracts and reduce interest in them, which could have an adverse impact on the value of Ether.

Smart contracts are programs that run on a blockchain that execute automatically when certain conditions are met. Since smart contracts typically cannot be stopped or reversed, vulnerabilities in their programming can have damaging effects. For example, in June 2016, a vulnerability in the smart contracts underlying The DAO, a distributed autonomous organization for venture capital funding, allowed an attack by a hacker to syphon approximately $60 million worth of ether from The DAO’s accounts into a segregated account. In the aftermath of the theft, certain developers and core contributors pursued a “hard fork” of the Ethereum Network in order to erase any record of the theft. Despite these efforts, the price of ether dropped approximately 35% in the aftermath of the attack and subsequent hard fork. In addition, in July 2017, a vulnerability in a smart contract for a multi-signature wallet software developed by Parity led to a $30 million theft of ether, and in November 2017, a new vulnerability in Parity’s wallet software led to roughly $160 million worth of ether being indefinitely frozen in an account. Other smart contracts, such as bridges between blockchain networks and DeFi protocols have also been manipulated, exploited or used in ways that were not intended or envisioned by their creators such that attackers syphoned over $3.8 billion worth of digital assets from smart contracts in 2022. Initial problems and continued problems with the development, design and deployment of smart contracts may have an adverse effect on the value of ether, which could have a negative impact on the value of the Shares.

Changes in the governance of a digital asset network may not receive sufficient support from users and validators, which may negatively affect that digital asset network’s ability to grow and respond to challenges.

The governance of decentralized networks, such as the Ethereum Network, is by voluntary consensus and open competition. As a result, there may be a lack of consensus or clarity on the governance of any particular decentralized digital asset network, which may stymie such network’s utility and ability to grow and face challenges. It is also possible that mathematical or technological advances, such as the development of quantum computers with significantly more power than computers presently available, could undermine or vitiate the cryptographic consensus mechanism underpinning the Ethereum Network. The foregoing notwithstanding, the protocols for some decentralized networks, such as the Ethereum Network, are informally managed by a group of core developers that propose amendments to the relevant network’s source code. Core developers’ roles evolve over time, largely based on self-determined participation. If a significant majority of users and validators adopt amendments to a decentralized network based on the proposals of such core developers, such network will be subject to new protocols that may adversely affect the value of the relevant digital asset.

As a result of the foregoing, it may be difficult to find solutions or marshal sufficient effort to overcome any future problems, especially long-term problems, on digital asset networks.

Digital asset networks face significant scaling challenges and efforts to increase the volume and speed of transactions may not be successful.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Many digital asset networks face significant scaling challenges due to the fact that public blockchains generally face a tradeoff between security and scalability. One means through which public blockchains achieve security is decentralization, meaning that no intermediary is responsible for securing and maintaining these systems. For example, a greater degree of decentralization generally means a given digital asset network is less susceptible to manipulation or capture. In practice, this typically means that every single node on a given digital asset network is responsible for securing the system by processing every transaction and maintaining a copy of the entire state of the network. As a result, a digital asset network may be limited in the number of transactions it can process by the capabilities of each single fully participating node. Many developers are actively researching and testing scalability solutions for public blockchains that do not necessarily result in lower levels of security or decentralization, such as off-chain payment channels and sharding. Off-chain payment channels would allow parties to transact without requiring the full processing power of a blockchain. Sharding can increase the scalability of a database, such as a blockchain, by splitting the data processing responsibility among many nodes, allowing for parallel processing and validating of transactions.

As of December 31, 2022, the Ethereum Network handled approximately 10 transactions per second. In an effort to increase the volume of transactions that can be processed on a given digital asset network, many digital assets are being upgraded with various features to increase the speed and throughput of digital asset transactions. For example, in 2023, the Ethereum Network began proto-discarding, which is the creation of a new transaction type on Ethereum to reduce the cost of Layer-2 rollups and boost the scalability of the Ethereum blockchain, with the goal of full danksharding in several years.

As corresponding increases in throughput lag behind growth in the use of digital asset networks, average fees and settlement times may increase considerably. For example, the Ethereum Network has been, at times, at capacity, which has led to increased transaction fees. Since January 1, 2020, ether transaction fees have increased from $0.08 per ether transaction, on average, to a high of $200.27 per transaction, on average, on May 1, 2022. As of December 31, 2022, ether transaction fees stood at $2.73 per transaction, on average. Increased fees and decreased settlement speeds could preclude certain uses for ether (e.g., micropayments), and could reduce demand for, and the price of, ether, which could adversely impact the value of the Shares.

There is no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of Ethereum Network transactions will be effective, or how long these mechanisms will take to become effective, which could adversely impact the value of the Shares.

Digital asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related digital asset.

Digital asset networks are often developed by a diverse set of contributors and the perception that high-profile contributors may no longer contribute to the network may have an adverse effect on the market price of any related digital assets. For example, in June 2017, an unfounded rumor circulated that Ethereum protocol developer Vitalik Buterin had died. Following the rumor, the price of ether decreased approximately 20% before recovering after Buterin himself dispelled the rumor. Some have speculated that the rumor led to the decrease in the price of ether. In the event a high-profile contributor to the Ethereum Network, such as Vitalik Buterin, is perceived as no longer able to contribute to the Ethereum Network due to death, retirement, withdrawal, incapacity, or otherwise, whether or not such perception is valid, it could negatively affect the price of ether, which could adversely impact the value of the Shares.

If the digital asset award or transaction fees for recording transactions on the Ethereum Network are not sufficiently high to incentivize validators, or if certain jurisdictions continue to limit or otherwise regulate validating activities, validators may cease expanding validating power or demand high transaction fees, which could negatively impact the value of ether and the value of the Shares.

In 2021, the Ethereum Network implemented the EIP-1559 upgrade. EIP-1559 changed the methodology used to calculate transaction fees paid to ether validators in such a manner that reduced the total net issuance of ether fees paid to validators. If the digital asset awards for validating blocks or the transaction fees for recording transactions on the Ethereum Network are not sufficiently high to incentivize validators, or if certain jurisdictions continue to limit or otherwise regulate validating activities, validators may cease expending validating power to validate blocks and confirmations of transactions on the Ethereum Blockchain could be slowed. For example, the realization of one or more of the following risks could materially adversely affect the value of the Shares:

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

A reduction in digital assets staked by validators on the Ethereum Network could increase the likelihood of a malicious actor or botnet obtaining control. See “If a malicious actor or botnet obtains control of more than 50% of the validating power on the Ethereum Network, or otherwise obtains control over the Ethereum Network through its influence over core developers or otherwise, such actor or botnet could manipulate the Blockchain to adversely affect the value of the Shares or the ability of the Fund to operate.”

Miners and validators have historically accepted relatively low transaction confirmation fees on most digital asset networks. If validators demand higher transaction fees for recording transactions in the Ethereum Blockchain or a software upgrade automatically charges fees for all transactions on the Ethereum Network, the cost of using ether may increase and the marketplace may be reluctant to accept ether as a means of payment. Alternatively, validators could collude in an anti-competitive manner to reject low transaction fees on the Ethereum Network and force users to pay higher fees, thus reducing the attractiveness of the Ethereum Network. Higher transaction confirmation fees resulting through collusion or otherwise may adversely affect the attractiveness of the Ethereum Network, the value of ether and the value of the Shares.

To the extent that any validators cease to record transactions that do not include the payment of a transaction fee in blocks or do not record a transaction because the transaction fee is too low, such transactions will not be recorded on the Ethereum Blockchain until a block is validated by a miner or validator who does not require the payment of transaction fees or is willing to accept a lower fee. Any widespread delays in the recording of transactions could result in a loss of confidence in the digital asset network.

During the course of ordering transactions and validating blocks, validators may be able to prioritize certain transactions in return for increased transaction fees, an incentive system known as “Maximal Extractable Value” or MEV. For example, in blockchain networks that facilitate DeFi protocols in particular, such as the Ethereum Network, users may attempt to gain an advantage over other users by increasing offered transaction fees. Certain software solutions, such as Flashbots, have been developed which facilitate validators in capturing MEV produced by these increased fees. The MEV incentive system may lead to an increase in transaction fees on the Ethereum Network, which may diminish its use. Users or other stakeholders on the Ethereum Network could also view the existence of MEV as unfair manipulation of decentralized digital asset networks, and refrain from using DeFi protocols or the Ethereum Network generally. In addition, it’s possible regulators or legislators could enact rules which restrict the use of MEV, which could diminish the popularity of the Ethereum Network among users and validators. Any of these or other outcomes related to MEV may adversely affect the value of ether and the value of the Shares.

If a malicious actor or botnet obtains control of more than 50% of the validating power on the Ethereum Network, or otherwise obtains control over the Ethereum Network through its influence over core developers or otherwise, such actor or botnet could manipulate the Blockchain to adversely affect the value of the Shares or the ability of the Fund to operate.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the validating power on the Ethereum Network, it may be able to alter the Ethereum Blockchain on which transactions in ether rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could also control, exclude or modify the ordering of transactions. Although the malicious actor or botnet would not be able to generate new tokens or transactions using such control, it could “double-spend” its own tokens (i.e., spend the same tokens in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the validating power on the Ethereum Network or the ether community did not reject the fraudulent blocks as malicious, reversing any changes made to the Ethereum Blockchain may not be possible. Further, a malicious actor or botnet could create a flood of transactions in order to slow down the Ethereum Network. Cancer nodes are computers that appear to be participating in the Ethereum Network but that are not in fact connected to the network, which a malicious actor sets up to place users onto a separate network or disconnect them from the Ethereum Network. By using cancer nodes, a malicious actor can disconnect the target user from the Ethereum economy entirely by refusing to relay any blocks or transactions.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

For example, in August 2020, the Ethereum Classic Network was the target of two double-spend attacks by an unknown actor or actors that gained more than 50% of the processing power of the Ethereum Classic Network. The attack resulted in reorganizations of the Ethereum Classic Blockchain that allowed the attacker or attackers to reverse previously recorded transactions in excess of over $5.0 million and $1.0 million.

In addition, in May 2019, the Bitcoin Cash network experienced a 51% attack when two large mining pools reversed a series of transactions in order to stop an unknown miner from taking advantage of a flaw in a recent Bitcoin Cash protocol upgrade. Although this particular attack was arguably benevolent, the fact that such coordinated activity was able to occur may negatively impact perceptions of the Bitcoin Cash network. Although the two attacks described above took place on proof-of-work-based networks, it is possible that a similar attack may occur on the Ethereum Network, which could negatively impact the value of ether and the value of the Shares.

Although there are no known reports of malicious activity on, or control of, the Ethereum Network, it is believed that certain groups of coordinating or connected ether holders may together have more than 50% of outstanding ether, which if staked and if the users run validators, would permit them to exert authority over the validation of ether transactions. This risk is heightened if over 50% of the processing power on the network falls within the jurisdiction of a single governmental authority. If network participants, including the core developers and the administrators of validating pools, do not act to ensure greater decentralization of ether, the feasibility of a malicious actor obtaining control of the validating power on the Ethereum Network will increase, which may adversely affect the value of the Shares.

A malicious actor may also obtain control over the Ethereum Network through its influence over core developers by gaining direct control over a core developer or an otherwise influential programmer. To the extent that the ether ecosystem does not grow, the possibility that a malicious actor may be able to obtain control of the processing power on the Ethereum Network in this manner will remain heightened. Moreover, it is possible that a group of ether holders that together control more than 50% of outstanding ether are in fact part of the initial or core developer group, or are otherwise influential members of the Ethereum community. To the extent that the initial or existing core developer groups also control more than 50% of outstanding ether, as some believe, the risk of and arising from this particular group of users obtaining control of the validating power on the Ethereum Network will be even greater, and should this materialize, it may adversely affect the value of the Shares.

A temporary or permanent “fork” or a “clone” could adversely affect the value of the Shares.

The Ethereum Network operates using open-source protocols, meaning that any user can download the software, modify it and then propose that the users and validators of ether adopt the modification. When a modification is introduced and a substantial majority of users and validators’ consent to the modification, the change is implemented and the network remains uninterrupted. However, if less than a substantial majority of users and validators’ consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “hard fork” of the Ethereum Network, with one group running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of ether running in parallel, yet lacking interchangeability. For example, in September 2022, the Ethereum Network transitioned to a proof-of-stake model, in an upgrade referred to as the “Merge.” Following the Merge, a hard fork of the Ethereum Network occurred, as certain Ethereum miners and network participants planned to maintain the proof-of-work consensus mechanism that was removed as part of the Merge. This version of the network was rebranded as “Ethereum Proof-of-Work”. A fork may also occur as a result of an unintentional or unanticipated software flaw in the various versions of otherwise compatible software that users run. Such a fork could lead to users and validators abandoning the digital asset with the flawed software. It is possible, however, that a substantial number of users and validators could adopt an incompatible version of the digital asset while resisting community-led efforts to merge the two chains. This could result in a permanent fork.

Forks may also occur as a network community’s response to a significant security breach. For example, in July 2016, Ethereum “forked” into Ethereum and a new digital asset, Ethereum Classic, as a result of the Ethereum Network community’s response to a significant security breach. In June 2016, an anonymous hacker exploited a

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

smart contract running on the Ethereum Network to syphon approximately $60 million of ether held by The DAO, a distributed autonomous organization, into a segregated account. In response to the hack, most participants in the Ethereum community elected to adopt a “fork” that effectively reversed the hack. However, a minority of users continued to develop the original blockchain, referred to as “Ethereum Classic” with the digital asset on that blockchain now referred to as ETC. ETC now trades on several Digital Asset Exchanges. A fork may also occur as a result of an unintentional or unanticipated software flaw in the various versions of otherwise compatible software that users run. Such a fork could lead to users and validators abandoning the digital asset with the flawed software. It is possible, however, that a substantial number of users and validators could adopt an incompatible version of the digital asset while resisting community-led efforts to merge the two chains. This could result in a permanent fork, as in the case of Ethereum and Ethereum Classic.

Furthermore, a hard fork can lead to new security concerns. For example, when the Ethereum and Ethereum Classic networks split in July 2016, replay attacks, in which transactions from one network were rebroadcast to nefarious effect on the other network, plagued Ethereum exchanges through at least October 2016. An Ethereum exchange announced in July 2016 that it had lost 40,000 Ethereum Classic, worth about $100,000 at that time, as a result of replay attacks. Similar replay attack concerns occurred in connection with the Bitcoin Cash and Bitcoin Satoshi’s Vision networks split in November 2018. Another possible result of a hard fork is an inherent decrease in the level of security due to significant amounts of validating power remaining on one network or migrating instead to the new forked network. After a hard fork, it may become easier for an individual validator or validating pool’s validating power to exceed 50% of the validating power of a digital asset network that retained or attracted less validating power, thereby making digital asset networks that rely on proof-of-stake more susceptible to attack.

Protocols may also be cloned. Unlike a fork, which modifies an existing blockchain, and results in two competing networks, each with the same genesis block, a “clone” is a copy of a protocol’s codebase, but results in an entirely new blockchain and new genesis block. Tokens are created solely from the new “clone” network and, in contrast to forks, holders of tokens of the existing network that was cloned do not receive any tokens of the new network. A “clone” results in a competing network that has characteristics substantially similar to the network it was based on, subject to any changes as determined by the developer(s) that initiated the clone.

A hard fork may adversely affect the price of ether at the time of announcement or adoption. For example, the announcement of a hard fork could lead to increased demand for the pre-fork digital asset, in anticipation that ownership of the pre-fork digital asset would entitle holders to a new digital asset following the fork. The increased demand for the pre-fork digital asset may cause the price of the digital asset to rise. After the hard fork, it is possible the aggregate price of the two versions of the digital asset running in parallel would be less than the price of the digital asset immediately prior to the fork. Furthermore, while the Sponsor will, as permitted by the terms of the Trust Agreement, determine which network is generally accepted as the Ethereum Network and should therefore be considered the appropriate network for the Fund’s purposes, and there is no guarantee that the Sponsor will choose the network and the associated digital asset that is ultimately the most valuable fork. Either of these events could therefore adversely impact the value of the Shares.

As another example of the effects of hard forks on digital assets, on September 15, 2022, the Ethereum Network completed its Merge, moving from a proof-of-work model to a proof-of-stake model. Ethereum proof-of-work miners who disagreed with the new consensus mechanism forked the network which resulted in the Ethereum proof-of-work network. Ethereum proof-of-work network was driven by a small but vocal group of miners who wished to hold onto revenue as Ethereum switched to proof-of-stake. The vast majority of token holder votes preferred the new proof-of-stake consensus method. There was no material impact on the Ethereum network as a result of the fork. All ether holders were airdropped Ethereum proof-of-work network tokens as a result of the hard fork. However, not all liquidity providers were able to trade the new token and the Ethereum proof-of-work network token almost immediately lost most of its value.

A future fork in the Ethereum network could adversely affect the value of the Shares or the ability of the Fund to operate.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

In addition to forks, a digital asset may become subject to a similar occurrence known as an “airdrop.” In an airdrop, the promotors of a new digital asset announce to holders of another digital asset that such holders will be entitled to claim a certain amount of the new digital asset for free, based on the fact that they hold such other digital asset. For example, in March 2017 the promoters of Stellar Lumens announced that anyone that owned bitcoin as of June 26, 2017 could claim, until August 27, 2017, a certain amount of Stellar Lumens. Airdrops could create operational security, legal or regulatory, or other risks for the Fund, the Sponsor, the Ether Custodian, Authorized Participants, or other entities.

The right to receive any such benefit is referred to as an “Incidental Right” and any such virtual currency (other than ether) acquired through an Incidental Right as “IR Virtual Currency.”

With respect to a fork, airdrop or similar event, the Sponsor will cause the Fund to irrevocably abandon the Incidental Rights and any IR Virtual Currency associated with such event. As such, Shareholders will not receive the benefits of any Incidental Rights and any IR Virtual Currency.

In the event the Fund seeks to change the Fund’s policy with respect to Incidental Rights or IR Virtual Currency, an application would need to be filed with the SEC by [  ] seeking approval to amend its listing rules to permit the Fund to sell Incidental Rights or IR Virtual Currency and distribute the cash proceeds (net of expenses and applicable withholding taxes) to DTC or distribute the Incidental Rights or IR Virtual Currency in-kind to DTC. However, there can be no assurance as to whether or when the Sponsor would make such a decision, or when [  ] will seek or obtain this approval, if at all.

Shareholders may not receive the benefits of any forks or ”airdrops.”

Shareholders may not receive the benefits of a fork, the Fund may not choose, or be able, to participate in an airdrop, and the timing of receiving any benefits from a fork, airdrop or similar event is uncertain. Any inability to recognize the economic benefit of a hard fork or airdrop could adversely affect the value of the Shares. Investors who prefer to have a greater degree of control over events such as forks, airdrops, and similar events, and any assets made available in connection with each, should consider investing in ether directly rather than purchasing Shares.

In the event of a hard fork of the Ethereum Network, the Sponsor will, if permitted by the terms of the Trust Agreement, use its discretion to determine which network should be considered the appropriate network for the Fund’s purposes, and in doing so may adversely affect the value of the Shares.

In the event of a hard fork of the Ethereum Network, the Sponsor will, as permitted by the terms of the Trust Agreement, use its discretion to determine, in good faith, which peer-to-peer network, among a group of incompatible forks of the Ethereum Network, is generally accepted as the Ethereum Network and should therefore be considered the appropriate network for the Fund’s purposes. The Sponsor will base its determination on a variety of then relevant factors, including, but not limited to, the Sponsor’s beliefs regarding expectations of the core developers of ether, users, services, businesses, validators and other constituencies, as well as the actual continued acceptance of, validating power on, and community engagement with, the Ethereum Network. There is no guarantee that the Sponsor will choose the digital asset that is ultimately the most valuable fork, and the Sponsor’s decision may adversely affect the value of the Shares as a result. The Sponsor may also disagree with shareholders, security vendors and the Index Provider on what is generally accepted as ether and should therefore be considered “ether” for the Fund’s purposes, which may also adversely affect the value of the Shares as a result.

Any name change and any associated rebranding initiative by the core developers of ether may not be favorably received by the digital asset community, which could negatively impact the value of ether and the value of the Shares.

From time to time, digital assets may undergo name changes and associated rebranding initiatives. For example, Bitcoin Cash may sometimes be referred to as Bitcoin ABC in an effort to differentiate itself from any Bitcoin Cash hard forks, such as Bitcoin Satoshi’s Vision, and in the third quarter of 2018, the team behind ZEN rebranded and changed the name of ZenCash to “Horizen.” We cannot predict the impact of any name change and any associated rebranding initiative on ether. After a name change and an associated rebranding initiative, a digital asset may not be able to achieve or maintain brand name recognition or status that is comparable to the recognition and status previously enjoyed by such digital asset. The failure of any name change and any associated rebranding initiative by a digital asset may result in such digital asset not realizing some or all of the anticipated benefits contemplated by the name change and associated rebranding initiative, and could negatively impact the value of ether and the value of the Shares.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

If the Ethereum Network is used to facilitate illicit activities, businesses that facilitate transactions in ether could be at increased risk of criminal or civil lawsuits, or of having services cut off, which could negatively affect the price of ether and the value of the Shares.

Digital asset networks have in the past been, and may continue to be, used to facilitate illicit activities. If the Ethereum Network is used to facilitate illicit activities, businesses that facilitate transactions in ether could be at increased risk of potential criminal or civil lawsuits, or of having banking or other services cut off, and ether could be removed from digital asset platforms as a result of these concerns. Other service providers of such businesses may also cut off services if there is a concern that the Ethereum Network is being used to facilitate crime. Any of the aforementioned occurrences could increase regulatory scrutiny of the Ethereum Network and/or adversely affect the price of ether, the attractiveness of the Ethereum Network and an investment in the Shares of the Fund.

Risks Related to the Digital Asset Markets

Recent developments in the digital asset economy have led to extreme volatility and disruption in digital asset markets, a loss of confidence in participants of the digital asset ecosystem, significant negative publicity surrounding digital assets broadly and market-wide declines in liquidity.

The trading prices of many digital assets, including ether, have experienced extreme volatility in recent periods and may continue to do so. This volatility and disruption in the digital asset markets have led to financial difficulties for several prominent industry participants, including Digital Asset Exchanges, hedge funds and lending platforms. For example, in the first half of 2022, digital asset lenders Celsius Network LLC and Voyager Digital Ltd. And digital asset hedge fund Three Arrows Capital each declared bankruptcy. This resulted in a loss of confidence in participants in the digital asset ecosystem, negative publicity surrounding digital assets more broadly and market-wide declines in digital asset trading prices and liquidity.

Thereafter, in November 2022, FTX, the third largest Digital Asset Exchange by volume at the time, halted customer withdrawals amid rumors of the company’s liquidity issues and likely insolvency. Shortly thereafter, FTX’s CEO resigned and FTX and several affiliates of FTX filed for bankruptcy. The U.S. Department of Justice subsequently brought criminal charges, including charges of fraud, violations of federal securities laws, money laundering, and campaign finance offenses, against FTX’s former CEO and others. FTX is also under investigation by the SEC, the Justice Department, and the Commodity Futures Trading Commission, as well as by various regulatory authorities in the Bahamas, Europe and other jurisdictions. In response to these events, the digital asset markets have experienced extreme price volatility and declines in liquidity, and regulatory and enforcement scrutiny has increased, including from the DOJ, the SEC, the CFTC, the White House and Congress. In addition, several other entities in the digital asset industry filed for bankruptcy following FTX’s bankruptcy filing, such as BlockFi Inc. and Genesis Global Capital, LLC, a subsidiary of Genesis Holdco, LLC (“Genesis Holdco”). The SEC also brought charges against Genesis Global Capital, LLC and Gemini Trust Company, LLC on January 12, 2023 for their alleged unregistered offer and sale of securities to retail investors.

Continued disruption and instability in the digital asset markets as these events develop, including further declines in the trading prices and liquidity of ether, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.

Due to the unregulated nature and lack of transparency surrounding the operations of Digital Asset Exchanges, they may experience fraud, business failures, security failures or operational problems, which may adversely affect the value of ether and, consequently, the value of the Shares.

Digital asset platforms are relatively new and, in some cases, unregulated. Many operate outside the United States. Furthermore, while many prominent digital asset platforms provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance, many digital

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

asset platforms do not provide this information. Digital asset platforms may not be subject to, or may not comply with, regulation in a similar manner as other regulated trading platforms, such as national securities exchanges or designated contract markets. As a result, the marketplace may lose confidence in digital asset platforms, including prominent platforms that handle a significant volume of ether trading.

Many digital asset platforms are unlicensed, unregulated, operate without extensive supervision by governmental authorities, and do not provide the public with significant information regarding their ownership structure, management team, corporate practices, cybersecurity, and regulatory compliance. In particular, those located outside the United States may be subject to significantly less stringent regulatory and compliance requirements in their local jurisdictions, and may take the position that they are not subject to laws and regulations that would apply to a national securities exchange or designated contract market in the United States, or may, as a practical matter, be beyond the ambit of U.S. regulators. As a result, trading activity on or reported by these digital asset platforms is generally significantly less regulated than trading in regulated U.S. securities and commodities markets, and may reflect behavior that would be prohibited in regulated U.S. trading venues. For example, in 2019 there were reports claiming that 80.95% of bitcoin trading volume on digital asset platforms was false or noneconomic in nature, with specific focus on unregulated platforms located outside of the United States. Such reports alleged that certain overseas platforms have displayed suspicious trading activity suggestive of a variety of manipulative or fraudulent practices, such as fake or artificial trading volume or trading volume based on non-economic “wash trading” (where offsetting trades are entered into for other than bona fide reasons, such as the desire to inflate reported trading volumes), and attributed such manipulative or fraudulent behavior to motives like the incentive to attract listing fees from token issuers who seek the most liquid and high-volume platforms on which to list their coins.

Other academics and market observers have put forth evidence to support claims that manipulative trading activity has occurred on certain digital asset exchanges. For example, in a 2017 paper titled “Price Manipulation in the Bitcoin Ecosystem” sponsored by the Interdisciplinary Cyber Research Center at Tel Aviv University, a group of researchers used publicly available trading data, as well as leaked transaction data from a 2014 Mt. Gox security breach, to identify and analyze the impact of “suspicious trading activity” on Mt. Gox between February and November 2013, which, according to the authors, caused the price of bitcoin to increase from around $150 to more than $1,000 over a two-month period. In August 2017, it was reported that a trader or group of traders nicknamed “Spoofy” was placing large orders on Bitfinex without actually executing them, presumably in order to influence other investors into buying or selling by creating a false appearance that greater demand existed in the market. In December 2017, an anonymous blogger (publishing under the pseudonym Bitfinex’d) cited publicly available trading data to support his or her claim that a trading bot nicknamed “Picasso” was pursuing a paint-the-tape-style manipulation strategy by buying and selling bitcoin and bitcoin cash between affiliated accounts in order to create the appearance of substantial trading activity and thereby influence the price of such assets. Although bitcoin and ether are different assets, ether prices may be subject to similar activity. Even in the United States, there have been allegations of wash trading even on regulated venues. Any actual or perceived false trading in the digital asset platform market, and any other fraudulent or manipulative acts and practices, could adversely affect the value of digital assets and/or negatively affect the market perception of digital assets.

The ether market globally and in the United States is not subject to comparable regulatory guardrails as exist in regulated securities markets. Furthermore, many ether trading venues lack certain safeguards put in place by exchanges for more traditional assets to enhance the stability of trading on the exchanges and prevent “flash crashes,” such as limit-down circuit breakers. As a result, the prices of ether on trading venues may be subject to larger and/or more frequent sudden declines than assets traded on more traditional exchanges. Tools to detect and deter fraudulent or manipulative trading activities such as market manipulation, front-running of trades, and wash-trading may not be available to or employed by digital asset platforms, or may not exist at all. The SEC has identified possible sources of fraud and manipulation in the digital asset markets generally, including, among others (1) “wash trading”; (2) persons with a dominant position in a digital asset manipulating the digital asset’s pricing; (3) hacking of the digital asset’s network and trading platforms; (4) malicious control of the digital asset network; (5) trading based on material, non-public information (for example, plans of market participants to significantly increase or decrease their holdings in the digital asset, new sources of demand for the digital asset) or based on the dissemination of false and misleading information; (6) manipulative activity involving purported “stablecoins,” including Tether (for more information, see “Risk Factors—Risk Factors Related to Digital Assets—Prices of Ether may be affected due to stablecoins (including Tether and US Dollar Coin (“USDC”)), the activities

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

of stablecoin issuers and their regulatory treatment”); and (7) fraud and manipulation at digital asset trading platforms. The effect of potential market manipulation, front-running, wash-trading, and other fraudulent or manipulative trading practices may inflate the volumes actually present in crypto market and/or cause distortions in price, which could adversely affect the Fund or cause losses to Shareholders.

In addition, over the past several years, some digital asset platforms have been closed due to fraud and manipulative activity, business failure or security breaches. In many of these instances, the customers of such digital asset platforms were not compensated or made whole for the partial or complete losses of their account balances in such digital asset platforms. While, generally speaking, smaller digital asset platforms are less likely to have the infrastructure and capitalization that make larger digital asset platforms more stable, larger digital asset platforms are more likely to be appealing targets for hackers and malware and their shortcomings or ultimate failures are more likely to have contagion effects on the digital asset ecosystem, and therefore may be more likely to be targets of regulatory enforcement action. For example, the collapse of Mt. Gox, which filed for bankruptcy protection in Japan in late February 2014, demonstrated that even the largest digital asset platforms could be subject to abrupt failure with consequences for both users of digital asset platforms and the digital asset industry as a whole. In particular, in the two weeks that followed the February 7, 2014 halt of bitcoin withdrawals from Mt. Gox, the value of one bitcoin fell on other platforms from around $795 on February 6, 2014 to $578 on February 20, 2014. Additionally, in January 2015, Bitstamp announced that approximately 19,000 bitcoin had been stolen from its operational or “hot” wallets. Further, in August 2016, it was reported that almost 120,000 bitcoins worth around $78 million were stolen from Bitfinex, a large digital asset platform. The value of bitcoin and other digital assets immediately decreased over 10% following reports of the theft at Bitfinex. Regulatory enforcement actions have followed, such as in July 2017, when FinCEN assessed a $110 million fine against BTC-E, a now defunct digital asset platform, for facilitating crimes such as drug sales and ransomware attacks. In addition, in December 2017, Yapian, the operator of Seoul-based digital asset platform Youbit, suspended digital asset trading and filed for bankruptcy following a hack that resulted in a loss of 17% of Yapian’s assets. Following the hack, Youbit users were allowed to withdraw approximately 75% of the digital assets in their platform accounts, with any potential further distributions to be made following Yapian’s pending bankruptcy proceedings. In addition, in January 2018, the Japanese digital asset platform, Coincheck, was hacked, resulting in losses of approximately $535 million, and in February 2018, the Italian digital asset platform, Bitgrail, was hacked, resulting in approximately $170 million in losses. In May 2019, one of the world’s largest digital asset platforms, Binance, was hacked, resulting in losses of approximately $40 million. In November 2022, FTX Trading Ltd. (“FTX”), one of the largest digital asset platforms by volume at the time, halted customer withdrawals amid rumors of the company’s liquidity issues and likely insolvency, which were subsequently corroborated by its CEO. Shortly thereafter, FTX’s CEO resigned and FTX and many of its affiliates filed for bankruptcy in the United States, while other affiliates have entered insolvency, liquidation, or similar proceedings around the globe, following which the U.S. Department of Justice brought criminal fraud and other charges, and the SEC and CFTC brought civil securities and commodities fraud charges, against certain of FTX’s and its affiliates’ senior executives, including its former CEO. Around the same time, there were reports that approximately $300-600 million of digital assets were removed from FTX and the full facts remain unknown, including whether such removal was the result of a hack, theft, insider activity, or other improper behavior.

Negative perception, a lack of stability and standardized regulation in the digital asset markets and the closure or temporary shutdown of digital asset platforms due to fraud, business failure, security breaches or government mandated regulation, and associated losses by customers, may reduce confidence in the Ethereum network and result in greater volatility or decreases in the prices of ether. Furthermore, the closure or temporary shutdown of a digital asset platform used in calculating the Index may result in a loss of confidence in the Fund’s ability to determine its NAV on a daily basis. The potential consequences of a digital asset platform’s failure could adversely affect the value of the Shares.

Prices of ether may be affected due to stablecoins (including Tether and USDC), the activities of stablecoin issuers and their regulatory treatment.

While the Fund does not invest in stablecoins, it may nonetheless be exposed to risks that stablecoins pose for the ether market and other digital asset markets . Stablecoins are digital assets designed to have a stable value over time as compared to typically volatile digital assets, and are typically marketed as being pegged to a fiat currency, such as the U.S. dollar, at a certain value. Although the prices of stablecoins are intended to be stable, their

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

market value may fluctuate . This volatility has in the past apparently impacted the price of ether. Stablecoins are a relatively new phenomenon, and it is impossible to know all of the risks that they could pose to participants in the ether market. In addition, some have argued that some stablecoins, particularly Tether, are improperly issued without sufficient backing in a way that, when the stablecoin is used to pay for ether, could cause artificial rather than genuine demand for ether, artificially inflating the price of ether, and also argue that those associated with certain stablecoins may be involved in laundering money. On February 17, 2021 the New York Attorney General entered into an agreement with Tether’s operators, requiring them to cease any further trading activity with New York persons and pay $18.5 million in penalties for false and misleading statements made regarding the assets backing Tether. On October 15, 2021, the CFTC announced a settlement with Tether’s operators in which they agreed to pay $42.5 million in fines to settle charges that, among others, Tether’s claims that it maintained sufficient U.S. dollar reserves to back every Tether stablecoin in circulation with the “equivalent amount of corresponding fiat currency” held by Tether were untrue.

USDC is a reserve-backed stablecoin issued by Circle Internet Financial that is commonly used as a method of payment in digital asset markets, including the bitcoin market. An affiliate of the Sponsor acts as investment manager to a Money Market Fund, the Circle Reserve Fund, which the issuer of USDC uses to hold cash, U.S. Treasury bills, notes and other obligations issued or guaranteed as to principal and interest by the U.S. Treasury, and repurchase agreements secured by such obligations or cash, which serve as reserves backing USDC stablecoins. While USDC is designed to maintain a stable value at 1 U.S. dollar at all times, on March 10, 2023, the value of USDC fell below $1.00 for multiple days after Circle Internet Financial disclosed that US$3.3 billion of the USDC reserves were held at Silicon Valley Bank, which had entered Federal Deposit Insurance Corporation (“FDIC”) receivership earlier that day. Stablecoins are reliant on the U.S. banking system and U.S. treasuries, and the failure of either to function normally could impede the function of stablecoins, and therefore could adversely affect the value of the Shares.

Given the foundational role that stablecoins play in global digital asset markets, their fundamental liquidity can have a dramatic impact on the broader digital asset market, including the market for ether. Because a large portion of the digital asset market still depends on stablecoins such as Tether and USDC, there is a risk that a disorderly de-pegging or a run on Tether or USDC could lead to dramatic market volatility in digital assets more broadly. Volatility in stablecoins, operational issues with stablecoins (for example, technical issues that prevent settlement), concerns about the sufficiency of any reserves that support stablecoins or potential manipulative activity when unbacked stablecoins are used to pay for other digital assets (including ether), or regulatory concerns about stablecoin issuers or intermediaries, such as exchanges, that support stablecoins, could impact individuals’ willingness to trade on trading venues that rely on stablecoins, reduce liquidity in the bitcoin market, and affect the value of ether, and in turn, impact an investment in the Shares.

Large-Scale Sales or Distributions could negatively impact the price of ether.

Some entities, sometimes referred to as “whales,” hold large amounts of ether relative to other market participants, and to the extent such entities engage in large-scale hedging, sales or distributions on non-market terms, or sales in the ordinary course, it could result in a reduction in the price of ether and adversely affect the value of the Shares. Additionally, political or economic crises may motivate large-scale acquisitions or sales of digital assets, including ether, either globally or locally. Such large-scale sales or distributions could result in selling pressure that may reduce the price of ether and adversely affect an investment in the Shares.

As of the date of this Prospectus, the largest 100 ether wallets held a substantial amount of the outstanding supply of ether – ranging between [  ]% to [  ]% of the total supply – and it is possible that some of these wallets are controlled by the same person or entity, even though less likely as public wallet addresses of large entities such as exchanges, institutional players and whales – whom are openly accessible and updated to date through blockchain explorers – do suggest otherwise. Moreover, it is possible that other persons or entities control multiple wallets that collectively hold a significant number of ether, even if each wallet individually only holds a small amount. As a result of this concentration of ownership, large sales by such holders could have an adverse effect on the market price of ether.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Congestion or delay in the Ethereum network may delay purchases or sales of ether by the Fund.

The size of each block on the Ethereum blockchain is currently limited and is significantly below the level that centralized systems can provide. Increased transaction volume could result in delays in the recording of transactions due to congestion in the Ethereum network. Moreover, unforeseen system failures, disruptions in operations, or poor connectivity may also result in delays in the recording of transactions on the Ethereum network. Any delay in the Ethereum network could affect the Authorized Participant’s ability to buy or sell ether at an advantageous price resulting in decreased confidence in the Ethereum network. Over the longer term, delays in confirming transactions could reduce the attractiveness to merchants and other commercial parties as a means of payment. As a result, the Ethereum network and the value of the Fund’s Shares would be adversely affected.

Momentum pricing may result in volatility and impact the value of an investment in the Fund.

The market value of ether is not based on any kind of claim, nor backed by any physical asset. Instead, the market value depends on the expectation of being usable in future transactions and continued interest from investors. This strong correlation between an expectation and market value is the basis for the current (and probable future) volatility of the market value of ether and may increase the likelihood of momentum pricing.

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, is impacted by appreciation in value. Momentum pricing may result in speculation regarding future appreciation in the value of digital assets, which inflates prices and leads to increased volatility. As a result, ether may be more likely to fluctuate in value due to changing investor confidence in future appreciation or depreciation in prices, which could adversely affect the price of ether, and, in turn, an investment in the Fund.

The value of ether as represented by the Index may also be subject to momentum pricing due to speculation regarding future appreciation in value, leading to greater volatility that could adversely affect the value of the Shares. Momentum pricing of ether has previously resulted, and may continue to result, in speculation regarding future appreciation or depreciation in the value of ether, further contributing to volatility and potentially inflating prices at any given time. These dynamics may impact the value of an investment in Fund.

Some market observers have asserted that in time, the value of ether will fall to a fraction of its current value, or even to zero. Ether has not been in existence long enough for market participants to assess these predictions with any precision, but if these observers are even partially correct, an investment in the Shares may turn out to be substantially worthless.

Competition from central bank digital currencies (“CBDCs”) could adversely affect the value of ether and other digital assets.

Central banks in various countries have introduced digital forms of legal tender (CBDCs). Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could have an advantage in competing with, or replacing, ether and other cryptocurrencies as a medium of exchange or store of value. Central banks and other governmental entities have also announced cooperative initiatives and consortia with private sector entities, with the goal of leveraging blockchain and other technology to reduce friction in cross-border and interbank payments and settlement, and commercial banks and other financial institutions have also recently announced a number of initiatives of their own to incorporate new technologies, including blockchain and similar technologies, into their payments and settlement activities, which could compete with, or reduce the demand for, ether. As a result of any of the foregoing factors, the value of ether could decrease, which could adversely affect an investment in the Fund.

Risk Factors Associated with the Index

The Index has a limited history, and the Index price used to calculate the value of the Fund’s ether may be volatile.

The Index is owned and administered by Benchmark Administrator and is co-branded with Galaxy Digital. The Index Provider has substantial discretion at any time to change the methodology used to calculate the Index. The Index Provider does not have any obligation to take the needs of the Fund, the Fund’s Shareholders, or anyone else into consideration in connection with such changes. There is no guarantee that the methodology currently used in calculating the Reference Benchmark Rate will appropriately track the price of ether in the future.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

The Index is based on various inputs which may include price data from various Pricing Sources. The Index Provider does not guarantee the validity of any of these inputs, which may be subject to technological error, manipulative activity, or fraudulent reporting from their initial source. The Index could be calculated now or in the future in a way that adversely affects an investment in the Fund.

The price of ether on public digital asset exchanges has a very limited history, and during this history, ether prices on the digital asset markets more generally, and on digital asset exchanges individually, have been volatile and subject to influence by many factors, including operational interruptions. The Index price, and the price of ether generally, remains subject to volatility experienced by digital asset exchanges, and such volatility could adversely affect the value of the Shares. Furthermore, because the number of liquid and credible digital asset exchanges is limited, the Index will necessarily be composed of a limited number of digital asset exchanges. If a digital asset exchange were subjected to regulatory, volatility or other pricing issues, the Index Provider would have limited ability to remove such digital asset exchange from the Index, which could skew the price of ether as represented by the Index. Trading on a limited number of digital asset exchanges may result in less favorable prices and decreased liquidity of ether and, therefore, could have an adverse effect on the value of the Shares.

The Index Provider could experience system failures or errors.

If the computers or other facilities of the Index Provider, data providers and/or relevant stock exchange malfunction for any reason, calculation and dissemination of the Index may be delayed and trading in the Shares may be suspended for a period of time. Errors in Index data, the Index computations and/or construction may occur from time to time and may not be identified and/or corrected for a period of time or at all, which may have an adverse impact on the Fund and the Shareholders. Any of the foregoing may lead to the errors in the Index, which may lead to a different investment outcome for the Fund and its Shareholders than would have been the case had such events not occurred. The Index is the reference price for calculating the Fund’s NAV. Consequently, losses or costs associated with the Index’s errors or other risks described above will generally be borne by the Fund and the Shareholders and neither the Sponsor nor its affiliates or agents make any representations or warranties regarding the foregoing.

If the Index is not available, the Fund’s holdings may be fair valued on a temporary basis in accordance with the policy approved by the Sponsor. To the extent the valuation determined in accordance with the policy approved by the Sponsor differs materially from the actual market price of ether, the price of the Shares may no longer track, whether temporarily or over time, the global market price of ether, which could adversely affect an investment in the Fund by reducing investors’ confidence in the Shares’ ability to track the global market price of ether. To the extent such prices differ materially from the market price for ether, investors may lose confidence in the Shares’ ability to track the market price of ether, which could adversely affect the value of the Shares.

Competition from the emergence or growth of other digital assets, competing products or methods of investing in ether could have a negative impact on the price of ether and adversely affect the value of the Shares.

Investors may invest in ether through means other than the Shares, including through direct investments in ether and other potential financial vehicles, possibly including securities backed by or linked to ether and digital asset financial vehicles similar to the Fund, or ether futures-based products. Market and financial conditions, and other conditions beyond the Sponsor’s control, may make it more attractive to invest in other financial vehicles or to invest in ether directly, which could limit the market for, and reduce the liquidity of, the Shares. In addition, to the extent digital asset financial vehicles other than the Fund tracking the price of ether are formed and represent a significant proportion of the demand for ether, large purchases or redemptions of the securities of these digital asset financial vehicles, or private funds holding ether, could negatively affect the Index, the Fund’s ether holdings, the price of the Shares, the net asset value of the Fund and the NAV.

Additionally, the Fund and the Sponsor face competition with respect to the creation of competing exchange-traded ether products. If the SEC were to approve many or all of the currently pending applications for such exchange-traded ether products, many or all of such products, including the Fund, could fail to acquire substantial assets, initially or at all. The Fund’s competitors may also charge a substantially lower fee than the Sponsor’s Fee in order to achieve initial market acceptance and scale. Accordingly, the Sponsor’s competitors may commercialize a competing product more rapidly or effectively than the Sponsor is able to, which could adversely affect the Sponsor’s competitive position and the likelihood that the Fund will achieve initial market acceptance, and

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

could have a detrimental effect on the scale and sustainability of the Fund. If the Fund fails to achieve sufficient scale due to competition, the Sponsor may have difficulty raising sufficient revenue to cover the costs associated with launching and maintaining the Fund and such shortfalls could impact the Sponsor’s ability to properly invest in robust ongoing operations and controls of the Fund to minimize the risk of operating events, errors, or other forms of losses to the Shareholders. In addition, the Fund may also fail to attract adequate liquidity in the secondary market due to such competition, resulting in a sub-standard number of Authorized Participants willing to make a market in the Shares, which in turn could result in a significant premium or discount in the Shares for extended periods and the Fund’s failure to reflect the performance of the price of ether.

Risks Associated with the Fund and the Shares.

An investment in the Fund is speculative and investors may lose the entire amount invested.

Investing in ether and, consequently, the Fund, is speculative. The price of ether is volatile, and market movements of ether are difficult to predict. Supply and demand changes rapidly and is affected by a variety of factors, including regulation and general economic trends, such as interest rates, availability of credit, credit defaults, inflation rates and economic uncertainty. All investments made by the Fund will risk the loss of capital. Therefore, an investment in the Fund involves a high degree of risk, including the risk that the entire amount invested may be lost. No guarantee or representation is made that the Fund’s investment program will be successful, that the Fund will achieve its investment objective or that there will be any return of capital invested to investors in the Fund, and investment results may vary.

The value of the Shares may be influenced by a variety of factors unrelated to the value of ether.

The value of the Shares may be influenced by a variety of factors unrelated to the price of ether and the Index may have an adverse effect on the value of the Shares. These factors include the following factors:

•

Unanticipated problems or issues with respect to the mechanics of the Fund’soperations and the trading of the Shares may arise, in particular due to the fact that the mechanisms and procedures governing the creation and offering of the Shares and storage of ether have been developed specifically for this product;

•

The Fund could experience difficulties in operating and maintaining its technical infrastructure, including in connection with expansions or updates to such infrastructure, which are likely to be complex and could lead to unanticipated delays, unforeseen expenses and security vulnerabilities;

•

The Fund could experience unforeseen issues relating to the performance and effectiveness of the security procedures used to protect the ether held by the Ether Custodian, or the security procedures may not protect against all errors, software flaws or other vulnerabilities in the Fund’s technical infrastructure, which could result in theft, loss or damage of its assets; or

•

Service providers may decide to terminate their relationships with the Fund due to concerns that the introduction of privacy enhancing features to the Ethereum Network may increase the potential for ether to be used to facilitate crime, exposing such service providers to potential reputational harm.

Although the Ethereum Network does not have any privacy enhancing features at this time, if any such features are introduced to the Ethereum Network in the future, service providers may decide to terminate their relationships with the Fund due to concerns that the introduction of privacy enhancing features to the Ethereum Network may increase the potential for ether to be used to facilitate crime, exposing such service providers to potential reputational harm.

Any of these factors could affect the value of the Shares, either directly or indirectly through their effect on the Fund’s assets.

The Fund is subject to market risk.

Market risk refers to the risk that the market price of ether held by the Fund will rise or fall, sometimes rapidly or unpredictably. An investment in the Shares is subject to market risk, including the possible loss of the entire principal of the investment. Investors should also be aware that the market value of Shares of the Fund may not have a direct relationship with the prevailing price of ether, and changes in the prevailing price of ether similarly will not necessarily result in a comparable change in the market value of Shares of the Fund. The performance of the

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Fund will not reflect the specific return an investor would realize if the investor actually held or purchased ether directly. The differences in performance may be due to factors such as fees, transaction costs, operating hours of the Exchange and index tracking risk. Investors will also forgo certain rights conferred by owning ether directly, such as the right to claim airdrops.

As the Sponsor and its management have limited history of operating investment vehicles like the Fund, their experience may be inadequate or unsuitable to manage the Fund.

The Sponsor and its management team have a limited track record in operating investment vehicles that specifically hold digital assets such as the Fund. This limited experience poses several potential risks to the effective management and operation of the Fund. Digital assets, such as ether, are known for their high volatility, unique technical, legal and regulatory challenges, and rapidly evolving market dynamics. The Sponsor’s limited experience in this specific field may not fully equip them to navigate these complexities effectively.

The past performances of the Sponsor’s management in other investment vehicles are no indication of their ability to manage an investment vehicle such as the Fund. The unique nature of digital assets makes past performance an unreliable indicator of future success in this area. The digital assets market is technology-driven and requires a deep understanding of the underlying blockchain technology and security considerations. The Sponsor’s limited experience may not fully encompass the technical expertise required to mitigate risks such as cyber threats, technological failures, or operational errors related to digital assets transactions and custody.

Should the Sponsor and its management team’s experience prove inadequate or unsuitable for managing a digital asset-based investment vehicle like the Fund, it could result in suboptimal decision-making, increased operational risks, and potential legal or regulatory non-compliance. These factors could adversely affect the Fund’s operations, leading to potential losses for investors or a decrease in the Fund’s overall value.

Furthermore, the Sponsor is currently engaged in the management of other investment vehicles which could divert their attention and resources. If the Sponsor were to experience difficulties in the management of such other investment vehicles that damaged the Sponsor or its reputation, it could have an adverse impact on the Sponsor’s ability to continue to serve as Sponsor for the Fund.

The Shares are a relatively new securities product.

The mechanisms and procedures governing the creation, redemption and offering of the Shares are recently developed securities products. Consequently, there may be unanticipated problems or issues with respect to the mechanics of the operations and the trading of the Shares that could have a material adverse effect on an investment in the Shares.

A determination that ether or any other digital asset is a “security” may adversely affect the value of ether and the value of the Shares, and result in potentially extraordinary, nonrecurring expenses to, or termination of, the Fund.

Depending on its characteristics, a digital asset may be considered a “security” under the federal securities laws. The test for determining whether a particular digital asset is a “security” is complex and difficult to apply, and the outcome is difficult to predict. Public, though non-binding, statements made in the past by senior officials at the SEC and endorsed by its previous Chairman in a letter to a member of Congress appeared to indicate that the SEC did not consider ether to be a security at that time. However, a recent federal court decision ruled that the SEC has not to date issued a definitive statement of its position on whether ether is a security for purposes of federal law. HODL Law, PLLC v. Securities and Exchange Commission, Case No. 22-cv-1832-L-JLB, 2023 WL 4852322 (Jul. 28, 2023), at *6. The SEC staff has reportedly provided informal assurances in the past to a handful of promoters that their digital assets are not securities. On the other hand, the SEC has brought enforcement actions against the issuers and promoters of several other digital assets on the basis that the digital assets in question are securities. The CFTC has for years considered ether to be a commodity subject to its regulatory jurisdiction, and ether futures have been listed for years on CFTC-regulated exchanges while cleared ether swaps have been listed for trading on CFTC- regulated swap execution facilities not registered with the SEC without being deemed “mixed swaps” subject to joint CFTC and SEC jurisdiction to the Sponsor’s knowledge.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Whether a digital asset is a security under the federal securities laws depends on whether it is included in the lists of instruments making up the definition of “security” in the Securities Act, the Exchange Act and the Investment Company Act. Digital assets as such do not appear in any of these lists, although each list includes the terms “investment contract” and “note,” and the SEC has typically analyzed whether a particular digital asset is a security by reference to whether it meets the tests developed by the federal courts interpreting these terms, known as the Howey and Reves tests, respectively. For many digital assets, whether or not the Howey or Reves tests are met is difficult to resolve definitively, and substantial legal arguments can often be made both in favor of and against a particular digital asset qualifying as a security under one or both of the Howey and Reves tests. Adding to the complexity, the SEC staff has indicated that the security status of a particular digital asset can change over time as the relevant facts evolve.

As part of determining whether ether is a security for purposes of the federal securities laws, the Sponsor takes into account a number of factors, including the various definitions of “security” under the federal securities laws and federal court decisions interpreting elements of these definitions, such as the U.S. Supreme Court’s decisions in the Howey and Reves cases, as well as reports, orders, press releases, public statements and speeches by the SEC and its staff providing guidance on when a digital asset may be a security for purposes of the federal securities laws, and other materials relevant to the status of ether as a security (or not). Finally, the Sponsor discusses the security status of ether with its external securities lawyers. Through this process the Sponsor believes that it is applying the proper legal standards in making a good faith determination that it believes ether is not presently a security under federal law in light of the uncertainties inherent in the Howey and Reves tests. In light of these uncertainties and the fact-based nature of the analysis, the Sponsor acknowledges that ether may currently be a security, based on the facts as they exist today, or may in the future be found by the SEC or a federal court to be a security under the federal securities laws notwithstanding the Sponsor’s prior conclusion; and the Sponsor’s prior conclusion, even if reasonable under the circumstances and made in good faith, would not preclude legal or regulatory action based on the presence of a security.

The Sponsor may dissolve the Fund if the Sponsor determines ether is a security under the federal securities laws, whether that determination is initially made by the Sponsor itself, or because the SEC or a federal court subsequently makes that determination. Because the legal tests for determining whether a digital asset is or is not a security often leave room for interpretation, and because the SEC has not taken a definitive position, for so long as the Sponsor believes there to be good faith grounds to conclude that the Fund’s ether is not a security, the Sponsor does not intend to dissolve the Fund on the basis that ether could at some future point be determined to be a security.

Any enforcement action by the SEC or a state securities regulator asserting that ether is a security, or a court decision to that effect would be expected to have an immediate material adverse impact on the trading value of ether, as well as the Shares. This is because the business models behind most digital assets are incompatible with regulations applying to transactions in securities. The New York Attorney General alleged in a lawsuit filed in March 2023 that ether was a security under New York and federal securities law and that a cryptocurrency exchange that deals in ether, unlawfully failed to register as a securities dealer under New York state law. However, the New York Attorney General alleged in the alternative in the same case that ether was a commodity under both New York state and federal law.

If a digital asset is determined or asserted to be a security, it is likely to become difficult or impossible for the digital asset to be traded, cleared or custodied in the United States through the same channels used by non-security digital assets, which in addition to materially and adversely affecting the trading value of the digital asset is likely to significantly impact its liquidity and market participants’ ability to convert the digital asset into U.S. dollars. For example, in 2020 the SEC filed a complaint against the issuer of XRP, Ripple Labs, Inc., and two of its executives, alleging that they raised more than $1.3 billion through XRP sales that should have been registered under the federal securities laws, but were not. In the years prior to the SEC’s action, XRP’s market capitalization at times reached over $140 billion. However, in the weeks following the SEC’s complaint, XRP’s market capitalization fell to less than $10 billion, which was less than half of its market capitalization in the days prior to the complaint. The SEC’s action against XRP’s issuer underscores the continuing uncertainty around which digital assets are securities, and demonstrates that such factors as how long a digital asset has been in existence, how widely held it is, how large its market capitalization is and that it has actual usefulness in commercial transactions, ultimately may have no bearing on whether the SEC or a court will find it to be a security.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

In addition, if ether is determined to be a security, the Fund could be considered an unregistered “investment company” under SEC rules, which could necessitate the Fund’s liquidation. In this case, the Trust, the Fund and the Sponsor may be deemed to have participated in an illegal offering of securities and there is no guarantee that the Sponsor will be able to register the Fund under the Investment Company Act at such time or take such other actions as may be necessary to ensure the Fund’s activities comply with applicable law, which could force the Sponsor to liquidate the Fund.

Moreover, whether or not the Sponsor or the Fund were subject to additional regulatory requirements as a result of any SEC or federal court determination that its assets include securities, the Sponsor may nevertheless decide to terminate the Fund, in order, if possible, to liquidate the Fund’s assets while a liquid market still exists. For example, in response to the SEC’s action against the issuer of XRP, certain significant market participants announced they would no longer support XRP and announced measures, including the delisting of XRP from major digital asset trading platforms. The sponsor of the Grayscale XRP Trust subsequently dissolved this Fund and liquidated its assets. If the SEC or a federal court were to determine that ether is a security, it is likely that the value of the Shares of the Fund would decline significantly, and that the Fund itself may be terminated and, if practical, its assets liquidated.

Investors should not rely on past performance in deciding whether to buy Shares.

Investors should not rely on the past performance of the Fund, the Index or ether in deciding whether to buy Shares in the Fund.

The NAV may not always correspond to the market price of ether and, as a result, Creation Units may be created or redeemed at a value that is different from the market price of the Shares.

The NAV of the Fund will change as fluctuations occur in the market price of the Fund’s ether holdings. Shareholders should be aware that the public trading price per Share may be different from the NAV for a number of reasons, including price volatility, trading activity, the closing of ether exchanges due to fraud, failure, security breaches or otherwise, the use of cash creation and redemptions, and the fact that supply and demand forces at work in the secondary trading market for Shares are related, but not identical, to the supply and demand forces influencing the market price of ether.

An Authorized Participant may be able to create or redeem a Creation Unit at a discount or a premium to the public trading price per Share and the Fund will therefore maintain its intended fractional exposure to a specific amount of ether per Share.

Shareholders also should note that the size of the Fund in terms of total ether held may change substantially over time and as Creation Units are created and redeemed.

Ether buying and selling activity associated with the creation and redemption of Creation Units may adversely affect an investment in the Shares of the Fund.

The Fund’s or the Prime Execution Agent’s purchase of ether in connection with Creation Unit creation orders may cause the price of ether to increase, which will result in higher prices for the Shares. Increases in the ether prices may also occur as a result of ether purchases by other market participants who attempt to benefit from an increase in the market price of ether when Creation Units are created. The market price of ether may therefore decline immediately after Creation Units are created.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Selling activity associated with sales of ether by the Fund or the Prime Execution Agent in connection with redemption orders may decrease the ether prices, which will result in lower prices for the Shares. Decreases in ether prices may also occur as a result of selling activity by other market participants.

In addition to the effect that purchases and sales of ether by the Fund or the Prime Execution Agent may have on the price of ether, sales and purchases of ether by similar investment vehicles (if developed) could impact the price of ether. If the price of ether declines, the trading price of the Shares will generally also decline.

The use of cash creations and redemptions may adversely affect the arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of ether and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

The use of cash creations and redemptions, as opposed to in-kind creations and redemptions, could cause delays in trade execution due to potential operational issues arising from implementing a cash creation and redemption model, which involves greater operational steps (and therefore execution risk) than the in-kind creation and redemption model used by other spot products that do not invest in digital assets. Such delays could cause the execution price associated with such trades to materially deviate from the Index price used to determine the NAV. Even though the Authorized Participant is responsible for the dollar cost of such difference in prices, Authorized Participants could default on their obligations to the Fund, or such potential risks and costs could lead to Authorized Participants, who would otherwise be willing to purchase or redeem Creation Units to take advantage of any arbitrage opportunity arising from discrepancies between the price of the Shares and the price of the underlying ether, to elect to not participate in the Fund’s Share creation and redemption processes. This may adversely affect the arbitrage mechanism intended to keep the price of the Shares closely linked to the price of ether, and as a result, the price of the Shares may fall or otherwise diverge from NAV. If the arbitrage mechanism is not effective, purchases or sales of Shares on the secondary market could occur at a premium or discount to NAV, which could harm Shareholders by causing them buy Shares at a price higher than the value of the underlying ether held by the Fund or sell Shares at a price lower than the value of the underlying ether held by the Fund, causing Shareholders to suffer losses. Further, if and when In-Kind Regulatory Approval is obtained, the Fund may not be able to successfully implement in-kind creation and redemption transactions, which could put the Fund at a disadvantage compared to other digital asset ETPs that are able to implement in-kind creations and redemptions.

The process for the creation and redemption of Creation Units may encounter difficulties, which may adversely affect an investment in the Shares.

If the processes of creation and redemption of Shares (which depend on timely transfers of ether to and by the Ether Custodian and Prime Execution Agent) encounter any unanticipated difficulties due to, for example, the price volatility of ether, the insolvency, business failure or interruption, default, failure to perform, security breach, or other problems affecting the Prime Execution Agent, Ether Custodian, Authorized Participants or Ethereum Trading Counterparties, the closing of ether trading platforms due to fraud, failures, security breaches or otherwise, or network outages or congestion, spikes in transaction fees demanded by miners, or other problems or disruptions affecting the Ethereum network, then potential market participants, such as the Authorized Participants and their customers, who would otherwise be willing to purchase or redeem Creation Units may not wish to invest in the Fund. From time to time the Sponsor, in its sole discretion, may impose limits on the number of Creation Units that may be created each day by each Authorized Participant, or on the total number of Creation Units that may be created by all Authorized Participants on such day, or may suspend the purchase and/or redemption of Creation Units altogether. For example, the Sponsor may impose such limits or suspension if it believes doing so would help the Fund manage its portfolio or in response to significant and/or rapid increases in the size of a Fund as a result of an increase in creation activity. During such times, trading spreads, and the resulting premium or discount, on Shares may widen. Alternatively, in the case of a network outage or other problems affecting the Ethereum network, the processing of transactions on the Ethereum network may be disrupted, which in turn may prevent Ethereum Trading Counterparties from depositing or withdrawing ether from their accounts at the Prime Execution Agent, or prevent the Prime Execution Agent from facilitating ether transactions through its Coinbase Prime service, which in turn could affect the creation or redemption of Creation Units. If this is the case, the liquidity of the Shares may decline and the price of the Shares may fluctuate independently of the price of ether and may fall or otherwise diverge from NAV. Furthermore, in the event that the market for ether should become relatively illiquid and thereby materially restrict opportunities for arbitraging, the price of Shares may diverge from the value of ether.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

The Fund is subject to risks due to its concentration of investments in a single asset class.

Unlike other funds that may invest in diversified assets, the Fund holds only ether and cash. As a result, the Fund’s holdings are not diversified. This concentration maximizes the degree of the Fund’s exposure to a variety of market risks associated with ether. Any losses suffered as a result of a decrease in the value of ether can be expected to reduce the value of an interest in the Fund and will not be offset by other gains if the Fund were to invest in underlying assets that were diversified.

The lack of active trading markets for the Shares of the Fund may result in losses on Shareholders’ investments at the time of disposition of Shares.

Shares of the Fund are expected to be publicly listed and traded on the Exchange, there can be no guarantee that an active trading market for the Fund will develop or be maintained. If Shareholders need to sell their Shares at a time when no active market for them exists, the price Shareholders receive for their Shares, assuming that Shareholders are able to sell them, likely will be lower than the price that Shareholders would receive if an active market did exist and, accordingly, a Shareholder may suffer losses.

Possible illiquid markets may exacerbate losses or increase the variability between the Fund’s NAV and its market price.

Ether is a new asset with a very limited trading history. Therefore, the markets for ether may be less liquid and more volatile than other markets for more established products. It may be difficult to execute an ether trade at a specific price when there is a relatively small volume of buy and sell orders in the ether market. A market disruption can also make it more difficult to liquidate a position or find a suitable counterparty at a reasonable cost.

Market illiquidity may cause losses for the Fund. The large size of the positions that the Fund may acquire will increase the risk of illiquidity by both making the positions more difficult to liquidate and increasing the losses incurred while trying to do so should the Fund need to liquidate its ether, or making it more difficult for Authorized Participants to acquire or liquidate ether as part of the creation and/or redemption of Shares of the Fund. Any type of disruption or illiquidity will potentially be exacerbated due to the fact that the Fund will typically invest in ether, which is highly concentrated.

Several factors may affect the Fund’s ability to achieve its investment objective on a consistent basis.

There is no guarantee that the Fund will meet its investment objective. Factors that may affect the Fund’s ability to meet its investment objective include: (1) the ether market becoming illiquid or disrupted; (2) the need to conform the Fund’s portfolio holdings to comply with investment restrictions or policies or regulatory or tax law requirements; (3) accounting standards; (4) the development and maintenance of an active trading market for Shares; (5) the continued participation of Authorized Participants; (6) the ability of Authorized Participants to obtain and dispose of bitcoin in an efficient manner to effectuate creation and redemption orders; and (8) the functioning of the markets on which bitcoin trades; (7) the compliance of the Fund’s portfolio holdings with investment restrictions, policies or regulatory or tax law requirements; the ability of the Fund to achieve or maintain an economically viable size

The Fund may change its investment objective, Index and investment strategies, and/or may terminate, at any time without shareholder approval.

The Sponsor has the authority to change the Fund’s investment objective, Index or investment strategy at any time, or to terminate the Fund without shareholder approval or advance notice, subject to applicable regulatory requirements. Although such changes may be subject to applicable regulatory approvals, the Sponsor may determine to operate the Fund in accordance with its new investment objective, Index or investment strategy while the applicable approvals, if any, are pending. Such changes may expose Shareholders to losses on their investments in the Fund. When the Fund’s assets are sold as part of the Fund’s termination, the resulting proceeds distributed to shareholders may be less than those that could have been realized in a sale outside of a termination context.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Investors may be adversely affected by redemption or creation orders that are subject to postponement, suspension or rejection under certain circumstances.

The Sponsor may, in its sole discretion, limit or suspend the right to purchase, or postpone the purchase settlement date. For example, the Sponsor may limit or suspend purchases or postpone settlement for (1) any period during which the Exchange or any other exchange, marketplace or trading center deemed to affect the normal operations (e.g., valuation) of the Fund, is closed, or when trading is restricted or suspended on Ethereum Network; (2) any period during which an emergency exists as a result of which the fulfillment of a purchase order is not reasonably practicable; or (3) such other period as the Sponsor determines, in its sole discretion, to be appropriate for the protection of the Fund, the shareholders of the Fund (for example, in response to, or anticipation of, a period of significant and/or rapid increases in the size of the Fund as a result of an increase in creation activity). The Sponsor will not be liable to any person or in any way for any loss or damages that may result from any such suspension or postponement. In addition, the Fund will reject a redemption order if the order is not in proper form or if the fulfillment of the order might be unlawful. Any such limitation, postponement, suspension or rejection could adversely affect a redeeming Authorized Participant. For example, the resulting delay may adversely affect the value of the Authorized Participant’s redemption proceeds if the NAV of the Fund declines during the period of delay. The Fund and the Sponsor disclaim any liability for any loss or damage that may result from any such limitation, postponement, suspension or rejection. Investors should be aware that during any period where creations or redemptions have been limited, postponed, suspended or rejected, the public trading price per Share of the Fund may be materially different from the NAV per Share of the Fund (i.e., the secondary market price may trade at a material premium or discount to NAV), the bid-ask spreads on a Fund’s Shares may widen, and/or the number of Shares on which quotes may be available could decrease. These events could increase the trading costs to investors, cause the Fund to not perform consistent with its investment objective, and otherwise result in significant losses for investors.

Purchases of Creation Units may be limited or suspended, which may could cause a Share’s trading price to not perform consistent with the Fund’s investment objective.

In response to significant increases, or anticipated significant increases, in assets, the Fund may place upper limits or other restrictions on the number of Creation Units Authorized Participants may purchase or may suspend purchases of Creation Units altogether. The Fund and the Sponsor disclaim any liability for any loss or damage that may result from any such suspension or limits. The Sponsor expects that such limits or suspensions will not impact the ability of Authorized Participants to redeem Creation Units during such period.

As a result of such limits or suspension, secondary market trading of Shares may be halted or disrupted. Investors should be aware that during periods in which the purchase of Creation Units is suspended or limited, the public trading price per Share may be materially different from the NAV per Share (i.e., the secondary market price may trade at a material premium or discount to NAV), the bid-ask spreads on Shares may widen, and/or the number of Shares on which quotes may be available could decrease. These events could increase the trading costs to investors, could cause a Share’s trading price to not perform consistent with the Fund’sinvestment objective and otherwise lead to significant losses for the Fund and investors. These conditions could reverse suddenly and without warning when the suspension or limitation on Authorized Participants’ ability to purchase Creation Units is lifted or modified, causing losses for investors.

The amount of ether represented by the Shares will decline over time.

The amount of ether represented by the Shares will continue to be reduced during the life of the Fund due to the transfer of the Fund’s ether to pay for the Sponsor Fee, and to pay for litigation expenses or other extraordinary expenses. This dynamic will occur irrespective of whether the trading price of the Shares rises or falls in response to changes in the price of ether.

Each outstanding Share represents a fractional, undivided interest in the ether held by the Fund. The Fund does not generate any income and transfers ether to pay for the Sponsor Fee, and to pay for litigation expenses or other extraordinary expenses. Therefore, the amount of ether represented by each Share will gradually decline over time. This is also true with respect to Shares that are issued in exchange for additional deposits of ether over time, as

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

the amount of ether required to create Shares proportionally reflects the amount of ether represented by the Shares outstanding at the time of such creation unit being created. Assuming a constant ether price, the trading price of the Shares is expected to gradually decline relative to the price of ether as the amount of ether represented by the Shares gradually declines.

Shareholders should be aware that the gradual decline in the amount of ether represented by the Shares will occur regardless of whether the trading price of the Shares rises or falls in response to changes in the price of ether.

The development and commercialization of the Fund is subject to competitive pressures.

The Fund and the Sponsor face competition with respect to the creation of competing products. The Sponsor’s competitors may have greater financial, technical and human resources than the Sponsor. These competitors may also compete with the Sponsor in recruiting and retaining qualified personnel. Smaller or early stage companies may also prove to be effective competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Sponsor’s competitors may commercialize a product involving ether more rapidly or effectively than the Sponsor is able to, which could adversely affect the Sponsor’s competitive position, the likelihood that the Fund will achieve initial market acceptance and the Sponsor’s ability to generate meaningful revenues from the Fund.

The lack of full insurance and Shareholders’ limited rights of legal recourse against the Trust, Fund, Trustee, Sponsor, Fund Administrator, Cash Custodian, Ether Custodian and Prime Execution Agent expose the Fund and its Shareholders to the risk of loss of the Fund’s ether for which no person or entity is liable.

Neither the Trust nor the Fund is a banking institution or otherwise a member of the Federal Deposit Insurance Corporation (“FDIC”) or Securities Investor Protection Corporation (“SIPC”) and, therefore, deposits held with or assets held by the Fund are not subject to the protections enjoyed by depositors with FDIC or SIPC member institutions. In addition, neither the Trust nor the Fund nor the Sponsor insure the Fund’s ethers. While the Ether Custodian has advised the Sponsor that it has insurance coverage up to a certain amount that could be used to repay losses of the digital assets it custodies on behalf of its clients, including the Fund’s ether, resulting from theft, Shareholders cannot be assured that the Ether Custodian will maintain adequate insurance, that such coverage will cover losses with respect to the Fund’s ether, or that sufficient insurance proceeds will be available to cover the Fund’s losses in full. The Ether Custodian’s insurance may not cover the type of losses experienced by the Fund. Alternatively, the Fund may be forced to share such insurance proceeds with other clients or customers of the Ether Custodian, which could reduce the amount of such proceeds that are available to the Fund. In addition, the ether insurance market is limited, and the level of insurance maintained by the Ether Custodian may be substantially lower than the assets of the Fund. While the Ether Custodian maintains certain capital reserve requirements depending on the assets under custody, and such capital reserves may provide additional means to cover client asset losses, the Fund cannot be assured that the Ether Custodian will maintain capital reserves sufficient to cover actual or potential losses with respect to the Fund’s ether.

Furthermore, under the Custodian Agreement and the [Prime Execution Agent Agreement], the Ether Custodian’s liability and the Prime Execution Agent’s liability is limited in various ways. By way of example, the Ether Custodian is not liable for delays, suspension of operations, failure in performance, or interruption of service to the extent it is directly due to a cause or condition beyond the reasonable control of the Ether Custodian. In the event of potential losses incurred by the Fund as a result of the Ether Custodian losing control of the Fund’s ethers or failing to properly execute instructions on behalf of the Fund, the Ether Custodian’s liability with respect to the Fund will be subject to certain limitations which may allow it to avoid liability for potential losses or may be insufficient to cover the value of such potential losses. Furthermore, the insurance maintained by the Ether Custodian may be insufficient to cover its liabilities to the Fund. Both the Fund and the Ether Custodian are required to indemnify each other under certain circumstances. Although the Ether Custodian carries insurance for the benefit of its account holders, the Ether Custodian’s insurance does not cover any loss in value to ether and only covers losses caused by certain events such as fraud or theft and, in such covered events, it is unlikely the insurance would cover the full amount of any losses incurred by the Fund. The Ether Custodian maintains a commercial crime insurance policy, which is intended to cover the loss of client assets held in cold storage, including from employee collusion or fraud, physical loss including theft, damage of key material, security breach or hack, and fraudulent transfer. The insurance maintained by the Ether Custodian is shared among all of the Ether Custodian’s customers, is not specific to the Fund or to customers holding

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

ether with the Ether Custodian, and may not be available or sufficient to protect the Fund from all possible losses or sources of losses. Moreover, in the event of an insolvency or bankruptcy of the Prime Execution Agent or Ether Custodian in the future, given that the contractual protections and legal rights of customers with respect to digital assets held on their behalf by third parties are relatively untested in a bankruptcy of an entity such as the Prime Execution Agent or Ether Custodian in the virtual currency industry, there is a risk that customers’ assets – including the Fund’s assets – may be considered the property of the bankruptcy estate of the Ether Custodian, and customers – including the Fund – may be at risk of being treated as general unsecured creditors of such entities and subject to the risk of total loss or markdowns on value of such assets.

The Custody Agreement contains an agreement by the parties to treat the ether credited to the Fund’s Vault Balance as financial assets under Article 8 of the New York Uniform Commercial Code (“Article 8”), in addition to stating that the Ether Custodian will serve as fiduciary and custodian on the Fund’s behalf. It is possible that a court would not treat custodied digital assets as part of the Ether Custodian’s general estate in the event the Ether Custodian were to experience insolvency. However, due to the novelty of digital asset custodial arrangements courts have not yet considered this type of treatment for custodied digital assets and it is not possible to predict with certainty how they would rule in such a scenario. If the Ether Custodian became subject to insolvency proceedings and a court were to rule that the custodied ether were part of the Ether Custodian’s general estate and not the property of the Fund, then the Fund would be treated as a general unsecured creditor in the Ether Custodian’s insolvency proceedings and the Fund could be subject to the loss of all or a significant portion of its assets. Moreover, in the event of the bankruptcy of the Ether Custodian, an automatic stay could go into effect and protracted litigation could be required in order to recover the assets held with the Ether Custodian, all of which could significantly and negatively impact the Fund’s operations and the value of the Shares.

With respect to the Prime Execution Agent Agreement, there is a risk that the Trading Balance, in which the Fund’s ether and cash is held in omnibus accounts by the Prime Execution Agent could be considered part of the Prime Execution Agent’s bankruptcy estate in the event of the Prime Execution Agent’s bankruptcy. The Prime Execution Agent Agreement contains an Article 8 opt-in clause with respect to the Fund’s assets held in the Trading Balance. The Prime Execution Agent is not required to hold any of the ether or cash in the Fund’s Trading Balance in segregation. Within the Trading Balance, the Prime Execution Agent Agreement provides that the Fund does not have an identifiable claim to any particular ether (and cash). Instead, the Fund’s Trading Balance represents an entitlement to a pro rata share of the ether (and cash) the Prime Execution Agent has allocated to the omnibus wallets the Prime Execution Agent holds, as well as the accounts in the Prime Execution Agent’s name that the Prime Execution Agent maintains at a connected trading venue (each, a “Connected Trading Venue”) (which are typically held on an omnibus, rather than segregated, basis). If the Prime Execution Agent suffers an insolvency event, there is a risk that the Fund’s assets held in the Trading Balance could be considered part of the Prime Execution Agent’s bankruptcy estate and the Fund could be treated as a general unsecured creditor of the Prime Execution Agent, which could result in losses for the Fund and Shareholders. Moreover, in the event of the bankruptcy of the Prime Execution Agent, an automatic stay could go into effect and protracted litigation could be required in order to recover the assets held with the Prime Execution Agent, all of which could significantly and negatively impact the Fund’s operations and the value of the Shares. There are no policies that would limit the amount of ether that can be held temporarily in the Trading Balance maintained by the Prime Execution Agent.

Under the Trust Agreement, the Trustee and the Sponsor will not be liable for any liability or expense incurred, including, without limitation, as a result of any loss of ether by the Ether Custodian, absent fraud, bad faith, or willful misconduct on the part of the Sponsor or the Trustee, as the case may be. As a result, the recourse of the Trust, the Fund or the Shareholders to the Trustee or the Sponsor, including in the event of a loss of ether by the Ether Custodian, is limited.

The Shareholders’ recourse against the Sponsor, the Trustee, and the Fund’s other service providers for the services they provide to the Fund, including, without limitation, those relating to the holding of ether or the provision of instructions relating to the movement of ether, is limited. For the avoidance of doubt, neither the Sponsor, the Trustee, nor any of their affiliates, nor any other party has guaranteed the assets or liabilities, or otherwise assumed the liabilities, of the Fund, or the obligations or liabilities of any service provider to the Fund, including, without limitation, the Ether Custodian and Prime Execution Agent. The Prime Execution Agent Agreement and Custodian Agreement provide that neither the Sponsor, the Trustee, nor their affiliates shall have any obligation of any kind or nature

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

whatsoever, by guaranty, enforcement or otherwise, with respect to the performance of any the Fund’s obligations, agreements, representations or warranties under the Prime Execution Agent Agreement or Custodian Agreement or any transaction thereunder. Consequently, a loss may be suffered with respect to the Fund’s ether that is not covered by the Ether Custodian’s insurance and for which no person is liability in damages. As a result, the recourse of the Trust, the Fund or the Shareholders, under applicable law, is limited.

The Fund’s Custodians could become insolvent.

The Fund’s assets will be held in one or more accounts maintained for the Fund by the Custodians or at other custodian banks which may be located in other jurisdictions. The Ether Custodian is not a depository institution and is not insured by the FDIC. The insolvency of the Custodians or of any broker, custodian bank or clearing corporation used by the Custodians, may result in the loss of all or a substantial portion of the Fund’s assets or in a significant delay in the Fund having access to those assets. Additionally, custody of digital assets presents inherent and unique risks relating to access loss, theft and means of recourse in such scenarios. These risks are applicable to the Fund’s use of the Custodians.

The Sponsor may change the custodial arrangements described in this Prospectus at any time without notice to Shareholders.

Risks Associated with the Regulation of the Fund and the Shares

Regulatory changes or actions by the U.S. Congress or any U.S. federal or state agencies may affect the value of the Shares or restrict the use of ether, validating activity or the operation of the Ethereum Network or the Digital Asset Markets in a manner that adversely affects the value of the Shares.

There is a lack of consensus regarding the regulation of digital assets, including ether. Regulation of digital assets continues to evolve across different jurisdictions worldwide, which may cause uncertainty and insecurity as to the legal and tax status of a given digital asset. As digital assets have grown in both popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies (including FinCEN, SEC, CFTC, FINRA, the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS and state financial institution and securities regulators) have been examining the operations of digital asset networks, digital asset users and the Digital Asset Markets, with particular focus on the extent to which digital assets can be used to launder the proceeds of illegal activities or fund criminal or terrorist enterprises and the safety and soundness of exchanges and other service providers that hold or custody digital assets for users. Many of these state and federal agencies have issued consumer advisories regarding the risks posed by digital assets to investors. Ongoing and future regulatory actions with respect to digital assets generally or ether in particular may alter, perhaps to a materially adverse extent, the nature of an investment in the Shares or the ability of the Fund to continue to operate.

Recent events, including among others the bankruptcy filings of FTX and its subsidiaries, Three Arrows Capital, Celsius Network, Voyager Digital, Genesis, BlockFi and others, and other developments in the digital asset markets, have resulted in calls for heightened scrutiny and regulation of the digital asset industry, with a specific focus on intermediaries such as digital asset exchanges, platforms, and custodians. Federal and state legislatures and regulatory agencies may introduce and enact new laws and regulations to regulate crypto asset intermediaries, such as digital asset exchanges and custodians. The March 2023 collapses of Silicon Valley Bank, Silvergate Bank, and Signature Bank, which in some cases provided services to the digital assets industry, may amplify and/or accelerate these trends. On January 3, 2023, the federal banking agencies issued a joint statement on crypto-asset risks to banking organizations following events which exposed vulnerabilities in the crypto-asset sector, including the risk of fraud and scams, legal uncertainties, significant volatility, and contagion risk. Although banking organizations are not prohibited from crypto-asset related activities, the agencies have expressed significant safety and soundness concerns with business models that are concentrated in crypto-asset related activities or have concentrated exposures to the crypto-asset sector.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

In August 2021, the chair of the SEC stated that he believed investors using digital asset trading platforms are not adequately protected, and that activities on the platforms can implicate the securities laws, commodities laws and banking laws, raising a number of issues related to protecting investors and consumers, guarding against illicit activity, and ensuring financial stability. The chair expressed a need for the SEC to have additional authorities to prevent transactions, products, and platforms from “falling between regulatory cracks,” as well as for more resources to protect investors in “this growing and volatile sector.” The chair called for federal legislation centering on digital asset trading, lending, and decentralized finance platforms, seeking “additional plenary authority” to write rules for digital asset trading and lending. Furthermore, the SEC has recently proposed amendments to the custody rules under Rule 406(4)-2 of the Investment Advisers Act. The proposed rule changes would amend the definition of a “qualified custodian” under Rule 206(4)-2(d)(6) and expand the current custody rule in 406(4)-2 to cover digital assets and related advisory activities. If enacted as proposed, these rules would likely impose additional regulatory requirements with respect to the custody and storage of digital assets and could lead to additional regulatory oversight of the digital asset ecosystem more broadly.

The Financial Crimes Enforcement Network (“Fi)CE)”) requires any administrator or exchanger of convertible digital assets to register with FinCEN as a money transmitter and comply with the anti-money laundering regulations applicable to money transmitters. In 2015, FinCEN assessed a $700,000 fine against a sponsor of a digital asset for violating several requirements of the Bank Secrecy Act by acting as a money services business and selling the digital asset without registering with FinCEN, and by failing to implement and maintain an adequate anti-money laundering program. In a March 2018 letter from FinCEN’s assistant secretary for legislative affairs to U.S. Senator Ron Wyden, the assistant secretary indicated that under current law both the developers and the exchanges involved in the sale of tokens in an initial coin offering may be required to register with FinCEN as money transmitters and comply with the anti-money laundering regulations applicable to money transmitters.

The Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury (the “U.S. Treasury Department”) has added digital currency addresses to the list of Specially Designated Nationals whose assets are blocked, and with whom U.S. persons are generally prohibited from dealing. Such actions by OFAC, or by similar organizations in other jurisdictions, may introduce uncertainty in the market as to whether ether that has been associated with such addresses in the past can be easily sold. This “tainted” ether may trade at a substantial discount to untainted ether. Reduced fungibility in the ether markets may reduce the liquidity of ether and therefore adversely affect their price.

In February 2020, then-U.S. Treasury Secretary Steven Mnuchin stated that digital assets were a “crucial area” on which the U.S. Treasury Department has spent significant time. Secretary Mnuchin announced that the U.S. Treasury Department is preparing significant new regulations governing digital asset activities to address concerns regarding the potential use for facilitating money laundering and other illicit activities. In December 2020, FinCEN, a bureau within the U.S. Treasury Department, proposed a rule that would require financial institutions to submit reports, keep records, and verify the identity of customers for certain transactions to or from so-called “unhosted” wallets, also commonly referred to as self-hosted wallets. In January 2021, U.S. Treasury Secretary nominee Janet Yellen stated her belief that regulators should “look closely at how to encourage the use of digital assets for legitimate activities while curtailing their use for malign and illegal activities.”

Moreover, President Biden’s March 9, 2022 Executive Order, asserting that technological advances and the rapid growth of the digital asset markets “necessitate an evaluation and alignment of the United States Government approach to digital assets,” signals an ongoing focus on digital asset policy and regulation in the United States. A number of reports issued pursuant to the Executive Order have focused on various risks related to the digital asset ecosystem, and have recommended additional legislation and regulatory oversight. There have also been several bills introduced in Congress that propose to establish additional regulation and oversight of the digital asset markets.

It is difficult to predict whether, or when, any of these developments will lead to Congress granting 40dditionnal authorities to the SEC or other regulators, what the nature of such additional authorities might be, how additional legislation and/or regulatory oversight might impact the ability of Digital Asset Markets to function or how any new regulations or changes to existing regulations might impact the value of digital assets generally and ether held by the Fund specifically. The consequences of increased federal regulation of digital assets and digital asset activities could have a material adverse effect on the Fund and the Shares.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Under regulations from the NYDFS, businesses involved in digital asset business activity for third parties in or involving New York, excluding merchants and consumers, must apply for a license, commonly known as a BitLicense, from the NYDFS and must comply with anti-money laundering, cyber security, consumer protection, and financial and reporting requirements, among others. As an alternative to a BitLicense, a firm can apply for a charter to become a limited purpose trust company under New York law qualified to engage in digital asset business activity. Other states have considered or approved digital asset business activity statutes or rules, passing, for example, regulations or guidance indicating that certain digital asset business activities constitute money transmission requiring licensure.

The inconsistency In applying money transmitting licensure requirements to certain businesses may make it more difficult for these businesses to provide services, which may affect consumer adoption of ether and its price. In an attempt to address these issues, the Uniform Law Commission passed a model law in July 2017, the Uniform Regulation of Virtual Currency Businesses Act, which has many similarities to the BitLicense and features a multistate reciprocity licensure feature, wherein a business licensed in one state could apply for accelerated licensure procedures in other states. It is still unclear, however, how many states, if any, will adopt some or all of the model legislation.

Law enforcement agencies have often relied on the transparency of blockchains to facilitate investigations. However, certain privacy-enhancing features have been, or are expected to be, introduced to a number of digital asset networks. If the Ethereum Network were to adopt any of these features, these features may provide law enforcement agencies with less visibility into transaction- level data. Europol, the European Union’s law enforcement agency, released a report in October 2017 noting the increased use of privacy-enhancing digital assets like Zcash and Monero in criminal activity on the internet. In August 2022, OFAC banned all U.S. citizens from using Tornado Cash, a digital asset protocol designed to obfuscate blockchain transactions, by adding certain Ethereum wallet addresses associated with the protocol to its Specially Designated Nationals list. Approximately 60% of validators, as well as notable industry participants such as Centre, the issuer of the USDC stablecoin, have reportedly complied with the sanctions and blacklisted the sanctioned addresses from interacting with their networks. Although no regulatory action has been taken to treat privacy-enhancing digital assets differently, this may change in the future.

Investors do not have the protections associated with ownership of Shares in an investment company registered under the 1940 Act or the protections afforded by the Commodity Exchange Act.

The 1940 Act is designed to protect investors by preventing insiders from managing investment companies to their benefit and to the detriment of public investors, such as: the issuance of securities having inequitable or discriminatory provisions; the management of investment companies by irresponsible persons; the use of unsound or misleading methods of computing earnings and asset value; changes in the character of investment companies without the consent of investors; and investment companies from engaging in excessive leveraging. To accomplish these ends, the 1940 Act requires the safekeeping and proper valuation of fund assets, restricts greatly transactions with affiliates, limits leveraging, and imposes governance requirements as a check on fund management.

Neither the Trust nor the Fund is registered as an investment company under the 1940 Act, and the Sponsor believes that neither the Trust nor the Fund is required to register under the 1940 Act. Consequently, Shareholders do not have the regulatory protections provided to investors in investment companies.

The Fund will not hold or trade in commodity interests regulated by the CFTC under the CEA. The Sponsor believes that the Fund is not a commodity pool for purposes of the CEA, and that the Sponsor is not subject to registration or regulation by the CFTC as a commodity pool operator or a commodity trading advisor in connection with the operation of the Fund. Although the Sponsor currently is registered with the CFTC as a commodity pool operator, it will not operate the Fund pursuant to such registration. Consequently, Shareholders will not have the regulatory protections provided to investors in commodity pools managed by commodity pool operators or advised by commodity trading advisors subject to CFTC regulation.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

A determination that ether or any other digital asset is a “security” may adversely affect the value of ether and the value of the Shares, and result in potentially extraordinary, nonrecurring expenses to, or termination of, the Fund.

Depending on its characteristics, a digital asset may be considered a “security” under the federal securities laws. The test for determining whether a particular digital asset is a “security” is complex and difficult to apply, and the outcome is difficult to predict. Public, though non-binding, statements by senior officials at the SEC have indicated that the SEC did not consider Bitcoin or Ethereum to be securities, and does not currently consider Bitcoin to be a security. The SEC staff has also provided informal assurances to a handful of promoters that their digital assets are not securities. On the other hand, the SEC has brought enforcement actions against the issuers and promoters of several other digital assets on the basis that the digital assets in question are securities. For example, in June 2023, the SEC brought charges against Binance and Coinbase for alleged violations of a variety of securities laws. In its complaints, the SEC asserted that SOL, ADA, MATIC, FIL, ATOM, SAND, MANA, ALGO, AXS, COTI, CHZ, FLOW, ICP, NEAR, VGX, DASH and NEXO, are securities under the federal securities laws.

Whether a digital asset is a security under the federal securities laws depends on whether it is included in the lists of instruments making up the definition of “security” in the Securities Act, the Exchange Act and the 1940 Act. Digital assets as such do not appear in any of these lists, although each list includes the terms “investment contract” and “note,” and the SEC has typically analyzed whether a particular digital asset is a security by reference to whether it meets the tests developed by the federal courts interpreting these terms, known as the Howey and Reves tests, respectively. For many digital assets, whether or not the Howey or Reves tests are met is difficult to resolve definitively, and substantial legal arguments can often be made both in favor of and against a particular digital asset qualifying as a security under one or both of the Howey and Reves tests. Adding to the complexity, the SEC staff has indicated that the security status of a particular digital asset can change over time as the relevant facts evolve.

As part of determining whether ether is a security for purposes of the federal securities laws, the Sponsor takes into account a number of factors, including the various definitions of “security” under the federal securities laws and federal court decisions interpreting elements of these definitions, such as the U.S. Supreme Court’s decisions in the Howey and Reves cases, as well as reports, orders, press releases, public statements and speeches by the SEC and its staff providing guidance on when a digital asset may be a security for purposes of the federal securities laws. Finally, the Sponsor discusses the security status of ether with its external securities lawyers. Through this process the Sponsor believes that it is applying the proper legal standards in determining that ether is not a security in light of the uncertainties inherent in the Howey and Reves tests. In light of these uncertainties and the fact-based nature of the analysis, the Sponsor acknowledges that ether may currently be a security, based on the facts as they exist today, or may in the future be found by the SEC or a federal court to be a security under the federal securities laws notwithstanding the Sponsor’s prior conclusion; and the Sponsor’s prior conclusion, even if reasonable under the circumstances, would not preclude legal or regulatory action based on the presence of a security.

As is the case with ether, analyses from counsel typically review the often-complex facts surrounding a particular digital asset’s underlying technology, creation, use case and usage, distribution and secondary-market trading characteristics as well as contributions of the individuals or organizations who appear to be involved in these activities, among other relevant facts, usually drawing on publicly available information. This information, usually found on the Internet, often includes both information that originated with or is attributed to such individuals or organizations, as well as information from third party sources and databases that may or may not have a connection to such individuals or organizations, and the availability and nature of such information can change over time. The Sponsor and counsel often have no independent means of verifying the accuracy or completeness of such information, and therefore of necessity usually must assume that such information is materially accurate and complete for purposes of the Howey and Reves analyses. After having gathered this information, counsel typically analyzes it in light of the Howey and Reves tests, in order to inform a judgment as to whether or not a federal court would conclude that the digital asset in question is or is not a security for purposes of the federal securities laws. Often, certain factors appear to support a conclusion that the digital asset in question is a security, while other factors appear to support the opposite conclusion, and in such a case counsel endeavors to weigh the importance and relevance of the competing factors.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

This analytical process is further complicated by the fact that, at present, federal judicial case law applying the relevant tests to digital assets is scant, with no federal appellate court having considered the question on the merits, as well as the fact that because each digital asset presents its own unique set of relevant facts, it is not always possible to directly analogize the analysis of one digital asset to another. Because of this factual complexity and the current lack of a well-developed body of federal case law applying the relevant tests to a variety of different fact patterns, the Sponsor has not in the past received, and currently does not expect that it would be able to receive, “opinions” of counsel stating that a particular digital asset is or is not a security for federal securities law purposes. The Sponsor understands that as a matter of practice, counsel is generally able to render a legal “opinion” only when the relevant facts are substantially ascertainable and the applicable law is both well-developed and settled. As a result, given the relative novelty of digital assets, the challenges inherent in fact-gathering for particular digital assets, and the fact that federal courts have only recently been tasked with adjudicating the applicability of federal securities law to digital assets, the Sponsor understands that at present counsel is generally not in a position to render a legal “opinion” on the securities-law status of ether or any other particular digital asset.

If the Sponsor determines that ether is a security under the federal securities laws, whether that determination is initially made by the Sponsor itself, or because the SEC or a federal court subsequently makes that determination, the Sponsor does not intend to permit the Fund to continue holding ether in violation of the federal securities laws (and therefore would either dissolve the Fund or potentially seek to operate the Fund in a manner that complies with the federal securities laws, including the 1940 Act). Because the legal tests for determining whether a digital asset is or is not a security often leave room for interpretation, for so long as the Sponsor believes there to be good faith grounds to conclude that the Fund’s ether is not a security, the Sponsor does not intend to dissolve the Fund on the basis that ether could at some future point be determined to be a security.

Any enforcement action by the SEC or a state securities regulator asserting that ether is a security, or a court decision, to that effect would be expected to have an immediate material adverse impact on the trading value of ether, as well as the Shares. This is because the business models behind most digital assets are incompatible with regulations applying to transactions in securities. If a digital asset is determined or asserted to be a security, it is likely to become difficult or impossible for the digital asset to be traded, cleared or custodied in the United States through the same channels used by non-security digital assets, which in addition to materially and adversely affecting the trading value of the digital asset is likely to significantly impact its liquidity and market participants’ ability to convert the digital asset into U.S. dollars.

For example, in 2020 the SEC filed a complaint against the issuer of XRP, Ripple Labs, Inc., and two of its executives, alleging that they raised more than $1.3 billion through XRP sales that should have been registered under the federal securities laws, but were not. In the years prior to the SEC’s action, XRP’s market capitalization at times reached over $140 billion. However, in the weeks following the SEC’s complaint, XRP’s market capitalization fell to less than $10 billion, which was less than half of its market capitalization in the days prior to the complaint. The SEC’s action against XRP’s issuer underscores the continuing uncertainty around which digital assets are securities, and demonstrates that such factors as how long a digital asset has been in existence, how widely held it is, how large its market capitalization is and that it has actual usefulness in commercial transactions, ultimately may have no bearing on whether the SEC or a court will find it to be a security.

In addition, if ether is determined to be a security, the Fund could be considered an unregistered “investment company” under SEC rules, which could necessitate the Fund’s liquidation. In this case, the Trust,the Fund and the Sponsor may be deemed to have participated in an illegal offering of securities and there is no guarantee that the Sponsor will be able to register the Fund under the 1940 Act at such time or take such other actions as may be necessary to ensure the Fund’s activities comply with applicable law, which could force the Sponsor to liquidate the Fund.

Moreover, whether or not the Sponsor or the Fund were subject to additional regulatory requirements as a result of any SEC or federal court determination that its assets include securities, the Sponsor may nevertheless decide to terminate the Fund, in order, if possible, to liquidate the Fund’s assets while a liquid market still exists. If the SEC or a federal court were to determine that ether is a security, it is likely that the value of the Shares of the Fund would decline significantly, and that the Fund itself may be terminated and, if practical, its assets liquidated.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Competing industries may have more influence with policymakers than the digital asset industry, which could lead to the adoption of laws and regulations that are harmful to the digital asset industry.

The digital asset industry is relatively new, although its influence over public policy is increasing, and it does not have the same access to policymakers and lobbying organizations in many jurisdictions compared to industries with which digital assets may be seen to compete, such as banking, payments and consumer finance. Competitors from other, more established industries may have greater access to and influence with governmental officials and regulators and may be successful in persuading these policymakers that digital assets require heightened levels of regulation compared to the regulation of traditional financial services. As a result, new laws and regulations may be proposed and adopted in the United States and elsewhere, or existing laws and regulations may be interpreted in new ways, that disfavor or impose compliance burdens on the digital asset industry or digital asset platforms, which could adversely impact the value of ether and therefore the value of the Shares.

Regulatory changes or other events in foreign jurisdictions may affect the value of the Shares or restrict the use of one or more digital assets, validating activity or the operation of their networks or the Digital Asset Exchange Market in a manner that adversely affects the value of the Shares.

Various foreign jurisdictions have, and may continue to adopt laws, regulations or directives that affect the digital asset network, the Digital Asset Markets, and their users, particularly Digital Asset Exchanges and service providers that fall within such jurisdictions’ regulatory scope. For example, if China or other foreign jurisdictions were to ban or otherwise restrict validating activity, including by regulating or limiting manufacturers’ ability to produce or sell semiconductors or hard drives in connection with validating, it would have a material adverse effect on digital asset networks (including the Ethereum Network), the Digital Asset Market, and as a result, impact the value of the Shares.

A number of foreign jurisdictions have recently taken regulatory action aimed at digital asset activities. China has made transacting in cryptocurrencies illegal for Chinese citizens in mainland China, and additional restrictions may follow. Both China and South Korea have banned initial coin offerings entirely and regulators in other jurisdictions, including Canada, Singapore and Hong Kong, have opined that initial coin offerings may constitute securities offerings subject to local securities regulations. The United Kingdom’s Financial Conduct Authority published final rules in October 2020 banning the sale of derivatives and exchange traded notes that reference certain types of digital assets, contending that they are “ill-suited” to retail investors citing extreme volatility, valuation challenges and association with financial crime. A new bill, the Financial Services and Markets Bill (“FSMB”), has made its way through the House of Commons and is expected to work through the House of Lords and become law in 2023. The FSMB would bring digital asset activities within the scope of existing laws governing financial institutions, markets and assets. In addition, the European Council of the European Union approved the text of MiCA in October 2022, establishing a regulatory framework for digital asset services across the European Union. MiCA is intended to serve as a comprehensive regulation of digital asset markets and imposes various obligations on digital asset issuers and service providers. The main aims of MiCA are industry regulation, consumer protection, prevention of market abuse and upholding the integrity of digital asset markets. MiCA is expected to pass the European Parliament in 2023 and come into effect in 2024. See “Item 1. Business—Overview of the Ether Industry and Market—Government Oversight.”

Foreign laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of one or more digital assets by users, merchants and service providers outside the United States and may therefore impede the growth or sustainability of the digital asset economy in the European Union, China, Japan, Russia and the United States and globally, or otherwise negatively affect the value of ether. Moreover, other events, such as the interruption in telecommunications or internet services, cyber-related terrorist acts, civil disturbances, war or other catastrophes, could also negatively affect the digital asset economy in one or more jurisdictions. For example, Russia’s invasion of Ukraine on February 24, 2022 led to volatility in digital asset prices, with an initial steep decline followed by a sharp rebound in prices. The effect of any future regulatory change or other events on the Fund or ether is impossible to predict, and such change could be substantial and adverse to the Fund and the value of the Shares.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

If regulators subject an Authorized Participant, the Fund, or the Sponsor to regulation as a money service business or money transmitter, this could result in extraordinary expenses to the Authorized Participant, the Fund or the Sponsor and also result in decreased liquidity for the Shares.

To the extent that the activities of any Authorized Participant, the Fund, or the Sponsor cause it to be deemed a “money services business” under the regulations promulgated by FinCEN, such Authorized Participant, the Fund, or the Sponsor may be required to comply with FinCEN regulations, including those that would mandate the Authorized Participant to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Similarly, the activities of an Authorized Participant, the Fund, or the Sponsor may require it to be licensed as a money transmitter or as a digital asset business, such as under the NYDFS’ BitLicense regulation.

Such additional regulatory obligations may cause the Authorized Participant, the Fund, or the Sponsor to incur extraordinary expenses. If the Authorized Participant, the Fund, or the Sponsor decided to seek the required licenses, there is no guarantee that they will timely receive them. An Authorized Participant may instead decide to terminate its role as Authorized Participant of the Fund, or the Sponsor may decide to discontinue and wind up the Fund. An Authorized Participant’s decision to cease acting as such may decrease the liquidity of the Shares, which could adversely affect the value of the Shares, and termination of the Fund in response to the changed regulatory circumstances may be at a time that is disadvantageous to the shareholders.

Additionally, to the extent an Authorized Participant, the Fund, or the Sponsor is found to have operated without appropriate state or federal licenses, it may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which would harm the reputation of the Fund, or the Sponsor, decrease the liquidity, and have a material adverse effect on the price of, the Shares.

Anonymity and illicit financing risk.

Although transaction details of peer-to-peer transactions are recorded on the Ethereum blockchain, a buyer or seller of digital assets on a peer-to-peer basis directly on the Ethereum network may never know to whom the public key belongs or the true identity of the party with whom it is transacting. Public key addresses are randomized sequences of alphanumeric characters that, standing alone, do not provide sufficient information to identify users. In addition, certain technologies may obscure the origin or chain of custody of digital assets. The opaque nature of the market poses asset verification challenges for market participants, regulators and auditors and gives rise to an increased risk of manipulation and fraud, including the potential for Ponzi schemes, bucket shops and pump and dump schemes. Digital assets have in the past been used to facilitate illicit activities. If a digital asset was used to facilitate illicit activities, businesses that facilitate transactions in such digital assets could be at increased risk of potential criminal or civil liability or lawsuits, or of having banking or other services cut off, and such digital asset could be removed from digital asset platforms. Any of the aforementioned occurrences could adversely affect the price of the relevant digital asset, the attractiveness of the respective blockchain network and an investment in the Shares. If the Fund or the Sponsor were to transact with a sanctioned entity, the Fund or the Sponsor would be at risk of potential criminal or civil lawsuits or liability.

The Fund takes measures with the objective of reducing illicit financing risks in connection with the Fund’s activities. However, illicit financing risks are present in the digital asset markets, including markets for ether. There can be no assurance that the measures employed by the Fund will prove successful in reducing illicit financing risks, and the Fund is subject to the complex illicit financing risks and vulnerabilities present in the digital asset markets. If such risks eventuate, the Fund or the Sponsor or their affiliates could face civil or criminal liability, fines, penalties, or other punishments, be subject to investigation, have their assets frozen, lose access to banking services or services provided by other service providers, or suffer disruptions to their operations, any of which could negatively affect the Fund’s ability to operate or cause losses in value of the Shares.

The Fund and the Sponsor have adopted and implemented policies and procedures that are designed to comply with applicable anti-money laundering laws and sanctions laws and regulations, including applicable know your customer (“KYC”) laws and regulations. The Sponsor and the Fund will only interact with known third-party service providers with respect to whom the Sponsor or its affiliates have engaged in a thorough due diligence process and or a thorough KYC process, such as the Authorized Participants, Ether Trading Counterparties, Prime Execution Agent and Ether Custodian. The Prime Execution Agent and Ether Custodian must undergo counterparty due diligence by the Sponsor. Each Authorized Participant and Ether Trading Counterparty must undergo

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

onboarding by the Sponsor prior to placing creation or redemption orders with respect to the Fund. Each Ether Trading Counterparty who deposits ether as part of a purchase made by the Fund in connection with a cash creation or receives ether from the Fund as part of a sale made by the Fund in connection with a cash redemption must establish an account – and transfer or receive such ether through such account – at the Prime Execution Agent. When trading through the Prime Execution Agent acting in an agency capacity with third parties through its Coinbase Prime service pursuant to the Prime Execution Agent Agreement, the ether delivered to the Fund is delivered through execution with the Prime Execution Agent. As a result, the Sponsor and the Fund have instituted procedures reasonably designed to ensure that a situation would not arise where the Fund would engage in transactions with a counterparty whose identity the Sponsor and the Fund did not know.

Furthermore, Authorized Participants, as broker-dealers, and the Prime Execution Agent and Ether Custodian, as an entity licensed to conduct virtual currency business activity by the New York Department of Financial Services and a limited purpose trust company subject to New York Banking Law, respectively, are “financial institutions” subject to the U.S. Bank Secrecy Act, as amended (“BSA”), and U.S. economic sanctions laws. The Fund will only accept creation and redemption requests from Authorized Participants and trade with Ether Trading Counterparties who have represented to the Fund that they have implemented compliance programs that are designed to ensure compliance with applicable sanctions and anti-money laundering laws. In addition, with respect to all ether delivered by Ether Trading Counterparties, the Ether Trading Counterparties must represent to the Fund that they will form a reasonable belief (i) as to the identities of, and conduct necessary diligence with respect to, any counterparties from whom such party obtains ether being transferred and (ii) that such ether being transferred by such party to the Fund were not derived from, or associated with, unlawful or criminal activity. The Fund will not hold any ether except those that have been delivered by Ether Trading Counterparties or by execution through the Prime Execution Agent, in connection with Authorized Participant creation requests. Moreover, the Prime Execution Agent has represented to the Fund that it has implemented and will maintain and follow compliance programs that are designed to comply with applicable sanctions and anti-money laundering laws and that it performs both initial and ongoing due diligence on each of its customers as well as ongoing transaction monitoring that is designed to identify and report suspicious activity conducted through customer accounts opened at the Prime Execution Agent, including any opened by Connected Trading Venues, Authorized Participants or agents/partners of the Authorized Participants (collectively as “Connected Trading Venue or Authorized Participant Account”) for purposes of facilitating ether deposits to, and withdrawals from, the Fund’s Trading Balance, as required by law.

The Prime Execution Agent and Ether Custodian have adopted and implemented anti-money laundering and sanctions compliance programs, which provides additional protections to ensure that the Sponsor and the Fund do not transact with a sanctioned party. Notably, every Ether Trading Counterparty must establish an account at the Prime Execution Agent through which the Ether Trading Counterparty transfers ether to the Fund during a purchase order or receives ether from the Fund in connection with a redemption order. The Prime Execution Agent performs screening using blockchain analytics to identify, detect, and mitigate the risk of transacting with a sanctioned or other unlawful actor. Pursuant to the Prime Execution Agent’s blockchain analytics screening program, any ether that is delivered to the Fund’s account will undergo screening designed to assess whether the origins of that ether are illicit.

The Prime Execution Agent Agreement provides, among others, that if the Prime Execution Agent conducts blockchain analytics screening on a ether transaction deposited by an Authorized Participant and such screening results in the ether transaction being suspected or determined to be in violation of certain applicable sanctions laws, the Prime Execution Agent and its affiliates, including the Ether Custodian, will (a) block or reject the deposit of such ether into a Connected Trading Venue or Authorized Participant Account, where required by applicable sanctions laws, and (b) agree to promptly inform the Fund if any fund movement between a Connected Trading Venue or Authorized Participant Account at the Prime Execution Agent and the Fund account(s) involves such ether, so long as permitted by applicable law.

However, there is no guarantee that such procedures will always prove to be effective or that the Prime Execution Agent and its affiliates will always perform their obligations. Such screening may also result in the ether identified by such screening being blocked or frozen by the Prime Execution Agent, and thus made unavailable to the Fund. Moreover, the Prime Execution Agent Agreement and Custodian Agreement require the Fund to attest that it has performed its own due diligence on the Authorized Participants it has contracted with to source ether from and has confirmed that the Authorized Participants and Ether Trading Counterparties, as applicable, have implemented

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

policies, procedures and controls designed to comply with applicable anti-money laundering and applicable sanctions laws. Although the Fund arranges for such diligence to be performed, including by the Fund’s service providers, including the Sponsor or its affiliates, there is no guarantee such diligence will prove effective in identifying all possible sources of illicit financing risks. Ether Trading Counterparties represent to the Fund that they conduct due diligence on their own counterparties from whom they source the ether they deposit with the Fund in creation baskets, and that they have formed a reasonable belief that such ether being transferred by the Ether Trading Counterparty to the Fund were not derived from, or associated with, unlawful or criminal activity. However, there is the risk that Ether Trading Counterparties may not conduct sufficient due diligence processes on the sources of their ether or that their representations to the Fund may turn out to be inaccurate, which could cause the Fund to suffer a loss. If the Authorized Participants or Ether Trading Counterparties have inadequate policies, procedures and controls for complying with applicable anti-money laundering and applicable sanctions laws or the Fund’s procedures or diligence prove to be ineffective, violations of such laws could result, which could result in regulatory liability for the Fund, the Sponsor, or their affiliates under such laws, including governmental fines, penalties, and other punishments, as well as potential liability to or cessation of services by the Prime Execution Agent and its affiliates, including the Ether Custodian, under the Prime Execution Agent Agreement and Custodian Agreement. Any of the foregoing could result in losses to the Shareholders or negatively affect the Fund’s ability to operate.

Regulatory changes or interpretations could obligate the Fund, or the Sponsor to register and comply with new regulations, resulting in potentially extraordinary, nonrecurring or recurring expenses to the Fund.

Current and future legislation, CFTC and SEC rulemaking and other regulatory developments may impact the manner in which ether is treated. In particular, ether may be classified by Congress or the CFTC as a “commodity interest”, a “digital asset” or some other type of instrument regulated by the CFTC under the CEA or may be classified by the SEC as a “security” under U.S. federal securities laws. The Sponsor and the Fund cannot be certain as to how future legislative or regulatory developments will impact the treatment of ether under the law. In the face of such developments, any such required registration may result in extraordinary, nonrecurring expenses to the Fund. If the Sponsor decides to terminate the Fund in response to the changed regulatory circumstances, the Fund may be dissolved or liquidated at a time that is disadvantageous to shareholders.

To the extent that ether is deemed to fall within the scope of CFTC jurisdiction, the Fund and the Sponsor may be subject to additional regulation under the CEA and CFTC regulations. The Sponsor may be required to register as a commodity pool operator or commodity trading advisor with the CFTC and become a member of the National Futures Association and may be subject to additional regulatory requirements with respect to the Fund, including disclosure and reporting requirements. These additional requirements may result in extraordinary, recurring and/or nonrecurring expenses of the Fund, thereby materially and adversely impacting the Shares. If the Sponsor determines not to comply with such additional regulatory and registration requirements, the Sponsor will terminate the Fund. Any such termination could result in the liquidation of the Fund’s ether at a time that is disadvantageous to shareholders.

To the extent that ether is deemed to fall within the definition of a security under U.S. federal securities laws, the Fund and the Sponsor may be subject to additional requirements under the 1940 Act and the Sponsor may be required to register as an investment adviser under the Investment Advisers Act. Such additional registration may result in extraordinary, recurring and/or non-recurring expenses of the Fund, thereby materially and adversely impacting the Shares. If the Sponsor determines not to comply with such additional regulatory and registration requirements, the Sponsor will terminate the Fund. Any such termination could result in the liquidation of the Fund’s ether at a time that is disadvantageous to shareholders.

Trading on exchanges outside the United States is generally not subject to U.S. regulation and may result in different or diminished investor protections.

To the extent that the Fund places trades on exchanges outside the United States, trading on such exchanges is generally not regulated by any U.S. governmental agency and may involve certain risks not applicable to trading on U.S. exchanges, including different or diminished investor protections. In trading contracts denominated in currencies other than U.S. dollars, the Shares are subject to the risk of adverse exchange rate movements between the dollar and the functional currencies of such contracts. Investors could incur substantial losses from trading on foreign exchanges which such investors would not have otherwise been subject had the Fund’s trading been limited to U.S. markets.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Competing claims of intellectual property rights may adversely affect the Fund and an investment in the Shares.

The Sponsor believes that it has obtained all required licenses or the appropriate consent of all necessary parties with respect to the intellectual property rights necessary to operate the Fund. However, other third parties could allege ownership as to such rights and may bring legal action asserting their claims. The expenses in litigating, negotiating, cross-licensing or otherwise settling such claims may adversely affect the Fund. Additionally, as a result of such action, the Fund could potentially change its investment objective or investment strategies. Each of these factors could have a negative impact on the performance of the Fund.

The Fund is an emerging growth company and the Fund cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the Shares less attractive to investors.

The Fund is an emerging growth company, as defined in the JOBS Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. The Fund cannot predict if investors will find the Shares less attractive because of the Fund’s reliance on these exemptions. If some investors find the Fund’s Shares less attractive as a result, there may be a less active trading market for the Shares.

In addition, under the JOBS Act, the Fund’s independent registered public accounting firm will not be required to attest to the effectiveness of its internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as it is an emerging growth company.

For as long as the Fund takes advantage of the reduced reporting obligations, the information that the Fund provides its Shareholders may be different from information provided by other public companies.

A court could potentially conclude that the assets and liabilities of the Fund are not segregated from those of another series of the Fund and may thereby potentially expose assets in the Fund to the liabilities of another series of the Fund.

The Trust currently has only one series. If additional series are created, each series of the Trust would be a separate series of a Delaware statutory trust and not itself a separate legal entity. Section 3804(a) of the DSTA, provides that if certain provisions are in the formation and governing documents of a statutory trust organized in series, and if separate and distinct records are maintained for any series and the assets associated with that series are held in separate and distinct records (directly or indirectly, including through a nominee or otherwise) and accounted for in such separate and distinct records separately from the other assets of the statutory trust, or any series thereof, then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series are enforceable against the assets of such series only, and not against the assets of the statutory trust generally or any other series thereof, and none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the statutory trust generally or any other series thereof shall be enforceable against the assets of such series. The Sponsor is not aware of any court case that has interpreted Section 3804(a) of the DSTA or provided any guidance as to what is required for compliance. The Sponsor will maintain separate and distinct records for each series and account for each series separately, but it is possible a court could conclude that the methods used by the Sponsor did not satisfy Section 3804(a) of the DSTA and thus potentially expose assets of the Fund to the liabilities of another series of the Trust.

Risks Related to Tax

The treatment of the Fund for U.S. federal income tax purposes is uncertain.

As discussed in greater detail below in “Material U.S. Federal Income Tax Considerations—Tax Treatment of the Fund”, the Sponsor intends to take the position that the Fund is properly treated as a grantor trust for U.S. federal income tax purposes. Assuming that the Fund is a grantor trust, the Fund will not be subject to U.S. federal income tax. Rather, each beneficial owner of Shares will be treated as directly owning its pro rata share of the Fund’s assets, and a pro rata portion of the Fund’s income, gain, losses and deductions will “flow through” to each beneficial owner of Shares.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Because of the evolving nature of digital currencies, it is not possible to predict potential future developments that may arise with respect to digital currencies, including forks, airdrops and other similar events. Assuming that the Fund is currently a grantor trust for U.S. federal income tax purposes, certain future developments could render it impossible, or impracticable, for the Fund to continue to be treated as a grantor trust for such purposes.

If the Fund is not properly classified as a grantor trust, the Fund might be classified as a partnership for U.S. federal income tax purposes. However, due to the uncertain treatment of digital currency for U.S. federal income tax purposes (as discussed below in “Certain U.S. Federal Income Tax Consequences—Uncertainty Regarding the U.S. Federal Income Tax Treatment of Digital Currency”), there can be no assurance in this regard. If the Fund were classified as a partnership for U.S. federal income tax purposes, the tax consequences of owning Shares generally would not be materially different from the tax consequences described herein, although there might be certain differences, including with respect to timing of the recognition of taxable income or loss. In addition, tax information reports provided to beneficial owners of Shares would be made in a different form. If the Fund were not classified as either a grantor trust or a partnership for U.S. federal income tax purposes, it would be classified as a corporation for such purposes. In that event, the Fund would be subject to entity-level U.S. federal income tax (currently at the rate of 21%) on its net taxable income and certain distributions made by the Fund to shareholders would be treated as taxable dividends to the extent of the Fund’s current and accumulated earnings and profits (as calculated for U.S. federal income tax purposes). Any such dividend distributed to a beneficial owner of Shares that is a non-U.S. person for U.S. federal income tax purposes would be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate as provided in an applicable tax treaty).

Shareholders could incur a tax liability without an associated distribution.

In the normal course of business, it is possible that the Fund could incur a taxable gain in connection with the delivery or sale of ether (including, as a result of the Fund using ether to pay its expenses) that is otherwise not associated with a distribution to shareholders. In the event that this occurs, shareholders may be subject to tax due to the grantor trust status of the Fund even though there is not a corresponding distribution from the Fund. See “Material U.S. Federal Income Tax Considerations—Tax Consequences to U.S. Holders” below.

The treatment of ether for U.S. federal income tax purposes is uncertain.

As discussed in the section titled “Material U.S. Federal Income Tax Considerations—Uncertainty Regarding the U.S. Federal Income Tax Treatment of Digital Currency” below, assuming that the Fund is properly treated as a grantor trust for U.S. federal income tax purposes, each beneficial owner of Shares will be treated for U.S. federal income tax purposes as the owner of an undivided interest in the ether held in the Fund. Due to the new and evolving nature of digital currencies and the absence of comprehensive guidance with respect to digital currencies, many significant aspects of the U.S. federal income tax treatment of digital currency are uncertain.

Existing IRS Guidance (as defined in “Material U.S. Federal Income Tax Considerations”) provide certain guidance with respect to the U.S. federal income tax consequences of holding and disposing of virtual currencies. There can be no assurance that the IRS will not alter its position with respect to digital currencies in the future or that a court would uphold the treatment set forth in the Existing IRS Guidance. It is also unclear what additional guidance on the treatment of digital currencies for U.S. federal income tax purposes may be issued in the future. Any such alteration of the current IRS positions or additional guidance could result in adverse tax consequences for shareholders and could have an adverse effect on the value of ether. Future developments that may arise with respect to digital currencies may increase the uncertainty with respect to the treatment of digital currencies for U.S. federal income tax purposes.

Shareholders are urged to consult their tax advisers regarding the tax consequences of owning and disposing of Shares and digital currencies in general.

Future developments regarding the treatment of digital currency for U.S. federal income tax purposes could adversely affect the value of the Shares.

As discussed above, many significant aspects of the U.S. federal income tax treatment of digital currency, such as ether, are uncertain, and it is unclear what guidance on the treatment of digital currency for U.S. federal income tax purposes may be issued in the future. It is possible that any such guidance would have an adverse effect on the prices of digital currency, including on the price of ether in the ether markets, and therefore may have an adverse effect on the value of the Shares.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Because of the evolving nature of digital currencies, it is not possible to predict potential future developments that may arise with respect to digital currencies, including forks, airdrops and similar occurrences. Such developments may increase the uncertainty with respect to the treatment of digital currencies for U.S. federal income tax purposes. Moreover, certain future developments could render it impossible, or impracticable, for the Fund to continue to be treated as a grantor trust for U.S. federal income tax purposes.

Future developments in the treatment of digital currency for tax purposes other than U.S. federal income tax purposes could adversely affect the value of the Shares.

The taxing authorities of certain states, including New York, (i) have announced that they will follow the Notice (as defined in “Material U.S. Federal Income Tax Considerations”) with respect to the treatment of digital currencies for state income tax purposes and/or (ii) have issued guidance exempting the purchase and/or sale of digital currencies for fiat currency from state sales tax. However, it is unclear what further guidance on the treatment of digital currencies for state tax purposes may be issued in the future.

The treatment of digital currencies for tax purposes by non-U.S. jurisdictions may differ from the treatment of digital currencies for U.S. federal, state or local tax purposes. It is possible, for example, that a non-U.S. jurisdiction would impose sales tax or value-added tax on purchases and sales of digital currencies for fiat currency. If a foreign jurisdiction with a significant share of the market of ether users imposes onerous tax burdens on digital currency users, or imposes sales or value-added tax on purchases and sales of digital currency for fiat currency, such actions could result in decreased demand for ether in such jurisdiction.

Any future guidance on the treatment of digital currencies for state, local or non-U.S. tax purposes could increase the expenses of the Fund and could have an adverse effect on the prices of digital currencies, including on the price of ether in the ether markets. As a result, any such future guidance could have an adverse effect on the value of the Shares.

A U.S. tax-exempt Shareholder may recognize unrelated business taxable income (“UBTI”) a consequence of an investment in Shares.

Under the guidance provided in Revenue Ruling and FAQs (as defined in “Material U.S. Federal Income Tax Considerations”), hard forks, airdrops and similar occurrences with respect to digital currencies will under certain circumstances be treated as taxable events giving rise to ordinary income. In the absence of guidance to the contrary, it is possible that any such income recognized by a U.S. tax-exempt shareholder would constitute UBTI. A tax-exempt shareholder should consult its tax advisor regarding whether such shareholder may recognize UBTI as a consequence of an investment in Shares.

A hard “fork” of the Ethereum Network could result in Shareholders incurring a tax liability.

If a hard fork occurs in the Ethereum Network, the Fund could hold both the original ether and the alternative new ether. The IRS has held that a hard fork resulting in the creation of new units of cryptocurrency is a taxable event giving rise to ordinary income. Moreover, if such an event occurs, the Trust Agreement provides that the Sponsor shall have the discretion to determine whether the original or the alternative asset shall constitute ether. The Fund shall treat whichever asset the Sponsor determines is not ether as Incidental Rights or IR Virtual Currency. The Sponsor could determine, in its sole discretion, to take action to claim such Incidental Rights or IR Virtual Currency, including selling Incidental Rights and/or IR Virtual Currency and distributing the cash proceeds to Shareholders, or distributing Incidental Rights and/or IR Virtual Currency in-kind to the Shareholders or to an agent acting on behalf of the Shareholders for sale by such agent.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Non-U.S. Shareholders may be subject to U.S. federal withholding tax on income derived from forks, airdrops and similar occurrences.

Existing IRS Guidance does not address whether income recognized by a non-U.S. person as a result of a fork, airdrop or similar occurrence could be subject to the 30% withholding tax imposed on U.S.-source FDAP income. Non-U.S. shareholders should assume that, in the absence of guidance, a withholding agent is likely to withhold 30% of any such income recognized by a non-U.S. shareholders in respect of its Shares, including by deducting such withheld amounts from proceeds that such non-U.S. shareholders would otherwise be entitled to receive.

Risks Related to Other Matters

The liquidity of the Shares may also be affected by the withdrawal from participation of Authorized Participants, which could adversely affect the market price of the Shares.

In the event that one or more Authorized Participants which have substantial interests in the Shares withdraw from participation, the liquidity of the Shares will likely decrease, which could adversely affect the market price of the Shares and result in investors incurring a loss on their investment.

Investors that are not Authorized Participants may only purchase or sell their Shares in secondary trading markets, and the conditions associated with trading in secondary markets may adversely affect investors’ investment in the Shares.

Only Authorized Participants may create or redeem Creation Units. All other investors that desire to purchase or sell Shares must do so through the Exchange or in other markets, if any, in which the Shares may be traded. Shares may trade at a premium or discount to NAV per Share.

The Exchange may halt trading in the Shares of the Fund, which would adversely impact investors’ ability to sell Shares.

Trading in Shares of the Fund may be halted by the Exchange due to market conditions or, in light of the applicable Exchange rules and procedures. In addition, trading is subject to trading halts caused by market volatility pursuant to “circuit breaker” rules that require trading to be halted for a specified period based on a specified decline or rise in a market index (e.g., the Dow Jones Industrial Average) or in the price of the Fund’s Shares. There can be no assurance that the requirements necessary to maintain the listing of the Shares of the Fund will continue to be met or will remain unchanged.

The value of the Shares will be adversely affected if the Fund is required to indemnify the Trustee and/or the Sponsor.

Under the Trust Agreement, the Trustee and the Sponsor each has the right to be indemnified for any liability or expense incurred without gross negligence or willful misconduct. That means the Sponsor may require the assets of the Fund to be sold in order to cover losses or liability suffered by it or by the Trustee. Any such sale would decrease the value of an investment in an impacted Fund.

Although the Shares are limited liability investments, certain circumstances, such as the bankruptcy of the Fund could increase a shareholder’s liability.

The Shares are limited liability investments; investors may not lose more than the amount that they invest plus any gains or income recognized on their investment. However, shareholders could be required, as a matter of bankruptcy law, to return to the estate of the Fund any distribution they received at a time when the Fund was in fact insolvent or in violation of the Trust Agreement.

Due to the increased use of technologies, intentional and unintentional cyber-attacks pose operational and information security risks.

With the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, the Fund and their service providers are susceptible to operational and information security risks. In general, cyber incidents can result from deliberate attacks or unintentional events.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Cyber-attacks include, but are not limited to gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber-attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites. Cyber security failures or breaches of the Fund’s, the Sponsor’s, and/or the Fund’s third party service providers (including, but not limited to, the custodian, administrator and transfer agent) have the ability to cause disruptions and impact business operations, potentially resulting in information or financial losses, the inability of Fund shareholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs. In addition, a service provider that has experienced a cyber-attack may divert resources normally devoted to servicing the Fund to address the incident and may incur substantial costs in order to prevent any cyber incidents in the future. The Fund and their shareholders could be negatively impacted as a result. While the Fund, the Sponsor and the Custodian have established business continuity plans and systems to prevent such cyber-attacks, there are inherent limitations in such plans and risk management systems including the possibility that certain risks have not been identified or that new risks will emerge before countervailing measures can be implemented. Furthermore, the Fund, the Sponsor and the Fund cannot control the cyber security plans and systems of the Fund’s service providers, market makers or Authorized Participants. A cyber-attack cannot be fully excluded from the Fund’s overall market exposure, and the losses associated with such an event would be borne by investors. A loss associated with cyber-attack, including a total loss, is possible.

Shareholders may be adversely affected by the lack of independent advisers representing investors in the Fund.

The Sponsor has consulted with counsel, accountants and other advisers regarding the formation and operation of the Fund. No counsel was appointed to represent investors in connection with the formation of the Trust or the Fund or the establishment of the terms of the Trust Agreement and the Shares. Moreover, no counsel has been appointed to represent an investor in connection with the offering of the Shares. Accordingly, an investor should consult his, her or its own legal, tax and financial advisers regarding the desirability of the value of the Shares. Lack of such consultation may lead to an undesirable investment decision with respect to investment in the Shares.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

DESCRIPTION OF ETHER, ETHER NETWORK, AND ETHER PROTOCOL

This section of the prospectus provides a more detailed description of ether, including information about the historical development of ether, how a person holds ether, how to use ether in transactions, how to trade ether, the Digital Exchange Market where ether can be bought, held and sold, the ether OTC market and ether mining. This section serves to supplement the information in the section entitled “Ether and the Ethereum Network” at the beginning of the prospectus.

Ether

Ether is a digital asset which serves as the unit of account on an open-source, decentralized, peer-to-peer computer network. Ether may be used to pay for goods and services, stored for future use, or converted to a fiat currency. As of the date of this Prospectus, the adoption of ether for these purposes has been limited. The value of ether is not backed by any government, corporation, or other identified body.

The value of ether is determined in part by the supply of and demand for, ether in the markets for exchange that have been organized to facilitate the trading of ether. Ether is the second largest cryptocurrency by market capitalization behind bitcoin.

Ether is maintained on the decentralized, open source, peer-to-peer computer network, the Ethereum Network. No single entity owns or operates the Ethereum Network.

Ethereum Network

The infrastructure of the Ethereum Network is collectively maintained by participants in the Ethereum Network, which include validators, developers, and users. Validators validate transactions and are currently compensated for that service in ether, as determined by the Ethereum protocol. Developers maintain and contribute updates to the Ethereum Network’s source code. Users access the Ethereum Network using open-source software. Anyone can be a user, developer, or validator.

Ether is maintained on a digital transaction ledger commonly known as a “blockchain.” A blockchain is a type of shared and continually reconciled database, stored in a decentralized manner on the computers of certain users of the digital asset and is protected by cryptography. The Ethereum blockchain contains a record and history for each ether transaction.

The Ethereum blockchain allows for the creation of decentralized applications that are supported by a transaction protocol referred to as “smart contracts,” which includes the cryptographic operations that verify and secure ether transactions. A smart contract operates by a pre-defined set of rules (i.e., “if/then statements”) that allows it to automatically execute code on the Ethereum Network. Such actions taken by the pre-defined set of rules are not necessarily contractual in nature but are intended to eliminate the need for a third party to carry out code execution on behalf of users, making the system decentralized, allowing decentralized application developers to create a wide range of applications.

Ethereum Protocol

The Ethereum protocol is an open source project with no official company or group in control. Anyone can review the underlying code and suggest changes. Because there is no central authority, the release of updates to the Ethereum protocol source code by developers does not guarantee that the updates will be automatically adopted by the other participants. Users and validators must accept any changes made to the source code by downloading the proposed modification and that modification is effective only with respect to those ether users and validators who choose to download it. As a practical matter, a modification to the source code becomes part of the Ethereum Network only if it is accepted by validators that collectively represent a supermajority (two-thirds) of the cumulative validations on the Ethereum blockchain.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

If a modification is accepted by only a portion of users and validators, a division will occur such that one network will run the pre-modification source code and the other network will run the modified source code. Such a division is known as a “fork.”

New ether is created through “staking” of ether by validators. Validators are required to stake ether in order to perform validation activities and then, as a reward, earn newly created ether. Validation activities include verifying transactions, storing data, and adding to the Ethereum blockchain. Further, with its collective computing power on the distributed network, the Ethereum Network provides the ability to execute peer-to-peer transactions to realize, via smart contracts, automatic, conditional transfer of value and information, including money, voting rights, and property.

An Ethereum private key controls the transfer or “spending” of ether from its associated public Ethereum address. An Ethereum “wallet” is a collection of public Ethereum addresses and their associated private key(s). It is designed such that only the owner of ether can send ether, only the intended recipient of ether can unlock what the sender sent and both transactions and ownership can be verified by any third party anywhere in the world.

Fees need to be paid in ether in order to facilitate transactions and execute smart contracts. The fee that is charged is called “gas.” Gas price is often a small fraction of ether, which is denoted in the unit of Gwei (10^9 Gwei = 1 ether). Gas is essential in sustaining the Ethereum Network. It incentivizes validators to process and verify transactions and incentivizes new validators to stake ether. Gas fees are a product of Ethereum Network demand relative to the Ethereum Network’s capacity.

The Ethereum Network recently implemented software upgrades and other changes to its protocol, including the adoption of network upgrades collectively referred to as Serenity, or Ethereum 2.0. Ethereum 2.0 aimed to improve the network’s speed, scalability, efficiency, security, accessibility, and transaction throughput in part by reducing its energy footprint and decreasing transaction times for the network. As part of Ethereum 2.0, in mid-September 2022, a shift from the proof-of-work to the proof-of-stake model occurred.

Market Volatility

The price of ether has experienced periods of extreme volatility. The price of ether may change dramatically and without warning. This volatility is due to a number of factors, including the supply and demand for ether, concerns about potential manipulation of the price of ether and the safety of ether, market perceptions of the value of ether as an investment, continuing development of the regulations applicable to ether, and the changes exhibited by an early-stage technological innovation.

It is believed that speculators and investors who seek to profit from trading and holding ether currently account for a significant portion of ether demand. Such speculation regarding the potential future appreciation in the price of ether may artificially inflate or deflate the price of ether. Conversely, evolving government regulation, the perception of onerous regulatory actions, concerns over the potential for fraud and manipulation of the price of ether and other factors may cause a drop in the price of ether. Developments related to the Ethereum Network’s operations, also contribute to the volatility in the price of ether. These factors may continue to cause the price of ether to be volatile, which may have a negative impact on the performance of the ether futures and on the performance of the Fund.

The trading of ether is fragmented across numerous trading venues. The fragmentation of the volume of ether transactions across multiple trading venues can lead to a higher volatility than would be expected if volume was concentrated in a single trading venue. Market fragmentation and volatility increases the likelihood of price differences across different trading venues.

A new competing digital asset may pose a challenge to ether’s current market dominance, resulting in a reduction in demand for ether, which could have a negative impact on the price and market for ether and, in turn, a negative impact on the value of an investment in the Fund.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Ether, the Ethereum Network and ether trading venues are relatively new and not subject to the same regulations as regulated securities or futures exchanges. Ether exchanges that are regulated typically must comply with minimum net worth, cybersecurity, and anti-money laundering requirements, but are not typically required to protect customers or their markets to the same extent that regulated securities exchanges or futures exchanges are required to do so. As a result, markets for ether may be subject to manipulation or fraud and may be subject to larger and/or more frequent sudden declines than assets traded on more traditional exchanges. Investors in ether may lose money, possibly the entire value of their investments.

There is no central registry showing which individuals or entities own ether or the quantity of ether that is owned by any particular person or entity. It is possible that a small group of early ether adopters hold a significant proportion of the ether that has been thus far created. There are no regulations in place that would prevent a large holder of ether or a group of holders from selling their ether, which could depress the price of ether, or otherwise attempting to manipulate the price of ether or the Ethereum Network.

Events could adversely affect the price of ether, reduce user confidence in ether, the Ethereum Network and the fairness of the venues for trading ether and slow (or even reverse) the further adoption of ether.

Malicious actors could theoretically structure an attack whereby they gain control of more than half of the network’s staked ether, or “aggregate stake.” If a malicious actor or group of actors acquired a stake exceeding the rest of the Ethereum Network, they would be able to exert unilateral control over the addition of blocks to the Ethereum b actor obtaining control in excess blockchain. This would allow them to engage in “double spending,” prevent other transactions from being confirmed on the Ethereum blockchain or prevent other validators from validating any new blocks. Each of these events, among other things, could adversely affect the price of ether, reduce user confidence in the Ethereum Network and the fairness of ether trading venues, and slow (or even reverse) the further adoption of ether.

New ether is created when ether “validators” use their stake on the Ethereum Network to participate in the consensus mechanism, which records and verifies every ether transaction on the Ethereum Blockchain. In return for their services, validators are rewarded through receipt of a set amount of ether. If transaction fees are not sufficiently high or if transaction fees increase to the point of being prohibitively expensive for users, validators may not have an adequate incentive to continue validating and may cease their operations.

If the price of ether or the reward for validating new blocks is not sufficiently high to incentivize validators, validators may cease participating in the consensus mechanism and, as a result, confirmations of transactions on the Ethereum Blockchain could be slowed temporarily and inhibit the function of the Ethereum Network. This could have a negative impact on the value of an investment in the Fund.

Additionally, if the price of ether falls below that which is required for validators to turn a profit, some validators may temporarily discontinue their operations. If validators reduce or cease their operations, it would reduce the aggregate stake on the Ethereum Network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to the blockchain until the next scheduled adjustment in difficulty for block solutions) and make the Ethereum Network more vulnerable to a malicious actor obtaining control in excess of thirty-three (33) percent of the aggregate stake on the Ethereum Network. Periodically, the Ethereum Network is designed to adjust the difficulty for block solutions so that solution speeds remain in the vicinity of the expected twelve (12) second confirmation time currently targeted by the Ethereum Network protocol, but significant reductions in aggregate stake on the Ethereum Network could result in material delays in transaction confirmation time. Any reduction in confidence in the confirmation process or aggregate stake of the Ethereum Network may adversely affect the utility and price of ether, which may negatively impact an investment in the Fund.

A decline in the adoption of ether could have a negative impact on the price of ether and the ether trading venues and, in turn, a negative impact on the value of an investment in the Fund.

Ether is used as a form of payment both directly and, more commonly, through an intermediary service which converts ether payments into local currency. However, the adoption of ether has been limited when compared with the increase in the price of ether as determined by the ether trading venues. This may indicate that the majority of ether’s use continues to be for investment and speculative purposes. The continued adoption of ether will require growth in its usage as a means of payment and in the Ethereum Blockchain for various applications.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

A lack of expansion or a reduction in usage of ether and the Ethereum Blockchain could adversely affect the ether trading venues. This, in turn, may have a negative impact on the market the performance of the Fund. Even if growth in ether adoption continues in the near or medium-term, there is no assurance that ether usage will continue to grow over the long-term. A contraction in the use of ether may result in a lack of liquidity in the ether trading venues, increased volatility in or a reduction in the price of ether, and other negative consequences. Each of these events could adversely impact the value of an investment in the Fund.

Regulation of Ether and Government Oversight

Regulatory initiatives by governments and uniform law proposals by academics and participants in the ether or broader digital asset economy may impact the use of ether or the operation of the Ethereum Network in a manner that adversely affects ether and the value of an investment in the Fund.

As ether and other digital assets have grown in popularity and market size, U.S. federal and certain state governments, foreign governments and self-regulatory agencies have begun to examine the operations of ether, cryptocurrencies and other digital assets, the Ethereum Network, ether users, and the ether trading venues. Regulation of cryptocurrencies, like ether, in the U.S. and foreign jurisdictions could restrict the use of ether or impose other requirements that may adversely impact the liquidity and price of ether, the demand for ether, the operations of the ether trading venues and the performance of ether. If the ether trading venues become subject to onerous regulations or shut down, among other things, trading in ether may be concentrated on a smaller number of exchanges, which may materially impact the price, volatility and trading volumes of ether. Additionally, the ether trading venues may be required to comply with tax, anti-money laundering (“AML”), know-your-customer (“KYC”) and other regulatory requirements, compliance and reporting obligations that may make it more costly to transact in or trade ether (which may materially impact price, volatility or trading of ether more generally). Each of these events could have a negative impact on ether and the value of an investment in the Fund.

The regulation of ether, digital assets and related products and services continues to evolve. The inconsistent and sometimes conflicting regulatory landscape may make it more difficult for ether businesses to provide services, which may impede the growth of the ether economy and have an adverse effect on consumer adoption of ether. There is a possibility of future regulatory change altering, perhaps to a material extent, the nature of an investment in the Fund or the ability of the Fund to continue to operate.

Additionally, to the extent that ether itself is determined to be a security, commodity interest or other regulated asset, or to the extent that a United States or foreign government or quasi-governmental agency exerts regulatory authority over the Ethereum Network, ether trading or ownership in ether may be adversely affected, which may have an adverse effect on the value of an investment in the Fund . In sum, ether regulation may take many different forms and could, therefore, impact ether and its usage in a variety of manners.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

THE TRUST, THE FUND AND ETHER PRICES

Overview of the Trust

The Trust is a Delaware statutory trust organized into separate series. The Trust may from time to time offer to sell Shares of the Fund. Shares represent units of fractional undivided beneficial interest in and ownership of the Fund. The Fund’s investment objective is to reflect the performance of ether as measured by the Index, less the Fund’s expenses and liabilities. ProShare Capital Management LLC is the Sponsor of the Trust and the Fund.

The Sponsor believes that the Fund will provide a cost-efficient way for Shareholders to implement strategic and tactical asset allocation strategies that use ether by investing in the Fund’s Shares rather than purchasing, holding and trading ether directly. The latter alternative would require selecting an ether spot market and opening an account or arranging a private transaction, establishing a personal computer system capable of transacting directly on the blockchain, and incurring the risk associated with maintaining and protecting a private key that is irrecoverable if lost, among other difficulties.

The Fund’s Investment Objective and Strategies

The Shares are backed by the assets of the Fund. The Ether Custodian will keep custody of all of the Fund’s ether, other than that which is maintained in a trading account (the “Trading Balance”) with Coinbase, Inc. (“Coinbase Inc.” or the “Prime Execution Agent”, which is an affiliate of the Ether Custodian), in accounts that are required to be segregated from the assets held by the Ether Custodian as principal and the assets of its other customers (the “Vault Balance”). The Ether Custodian will keep all of the private keys associated with the Fund’s ether held by the Ether Custodian in the Vault Balance in “cold storage”, which refers to a safeguarding method by which the private keys corresponding to the Fund’s ether are generated and stored in an offline manner using computers or devices that are not connected to the Internet, which is intended to make them more resistant to hacking. For more information, see “The Ether Custodian”.

The Fund’s ether holdings and cash holdings from time to time may be held with the Prime Execution Agent in the Trading Balance in connection with creations and redemptions of Creation Units, and the sale of ether to pay the Sponsor’s Fee and any other Fund expenses not assumed by the Sponsor, to the extent applicable, and in extraordinary circumstances, in connection with the liquidation of the Fund’s ether. Within the Fund’s Trading Balance, the Prime Execution Agent Agreement provides that the Fund’s does not have an identifiable claim to any particular ether (and cash). Instead, the Fund’s Trading Balance represents an entitlement to a pro rata share of the ether (and cash) the Prime Execution Agent holds on behalf of customers who hold similar entitlements against the Prime Execution Agent. In this way, the Fund’s Trading Balance represents an omnibus claim on the Prime Execution Agent’s ethers (and cash) held on behalf of the Prime Execution Agent’s customers. The Prime Execution Agent holds the ether associated with customer entitlements across a combination of omnibus cold wallets, omnibus “hot wallets” (meaning wallets whose private keys are generated and stored online, in Internet-connected computers or devices) or in omnibus accounts in the Prime Execution Agent’s name on a trading venue (including third-party venues and the Prime Execution Agent’s own execution venue) where the Prime Execution Agent executes orders to buy and sell ether on behalf of its clients. Within such omnibus hot and cold wallets and accounts, the Prime Execution Agent has represented to the Sponsor that it keeps the majority of assets in cold wallets, to promote security, while the balance of assets is kept in hot wallets to facilitate rapid withdrawals. However, the Sponsor has no control over, and for security reasons the Prime Execution Agent does not disclose to the Sponsor, the percentage of ether that the Prime Execution Agent holds for customers holding similar entitlements as the Fund which are kept in omnibus cold wallets, as compared to omnibus hot wallets or omnibus accounts in the Prime Execution Agent’s name on a trading venue. The Prime Execution Agent has represented to the Sponsor that the percentage of assets maintained in cold versus hot storage is determined by ongoing risk analysis and market dynamics, in which the Prime Execution Agent attempts to balance anticipated liquidity needs for its customers as a class against the anticipated greater security of cold storage.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

The Index

The Index is designed to measure the performance Ethereum traded in USD. The administrator of the Index is Bloomberg Index Services Limited. The Index is calculated daily using calculated using Digital Asset Research (DAR) pricing and is published after review and quality checks. Intraday Index levels will be calculated and published on the Bloomberg Terminal from 6:15 p.m. ET to 4:00 p.m. ET (22 hours).

DAR takes pricing from eligible exchanges based on the DAR exchange vetting Methodology. This process aims to identify trustworthy exchange platforms and encourage best practices by gathering, recording, and comparing a series of quantitative and qualitative data points. DAR’s team of researchers and technical experts work closely with exchanges, regulators, and investors to collect public and non-public data points that are used to reach a reasoned determination on each of the methodology’s criterion. The Exchange Vetting Methodology is reviewed quarterly and updated as required to reflect the maturing digital asset marketplace and the needs of its participants. The DAR Close Price is a time-weighted average price (TWAP) derived from eligible, non-outlier trades that occur within a 30-minute window prior to the specified close time. The specified close time is 4pm and is calculated as per the DAR close price and Hourly Price Methodology.

Pricing Sources are trading platforms that facilitate buying and selling Cryptocurrencies online. The Index Provider administers the Index according to three guiding principles:

•

Data Integrity. Pricing Sources are selected for liquidity and reliability and approved for use following risk and suitability assessments. Cryptocurrencies must meet minimum thresholds for daily traded USD-value.

•	Representative. The Index seeks to provide a proxy for the Ethereum market.

•	Continuity. The Index is intended to be responsive to the changing nature of the market in a manner that does not completely reshape the character of the Index from year to year.

In addition, the Sponsor notes that the approved Ethereum Pricing Sources used by the Index Provider have, at a minimum, represented to the Index Provider that they have documented compliance programs that include, but are not limited to, AML and KYC policies, and have provided the Index Provider with an organizational and/or ownership chart.

The value of ether is determined by the value that various market participants place on ether through their transactions. The most common means of determining the value of an ether is by surveying one or more ether exchanges where ether is traded publicly and transparently (e.g., Bitstamp, Coinbase, Gemini, Kraken, and itBit).

On these ether exchanges, ether is traded with publicly disclosed valuations for each executed trade, measured by one or more fiat currencies such as the U.S. dollar or Euro. OTC dealers or market makers do not typically disclose their trade data.

Currently, there are many ether exchanges operating worldwide, representing a substantial percentage of ether buying and selling activity, and providing the most data with respect to prevailing valuations of ether. The below table reflects the average daily trading volume (in thousands of USD) of each of the ether exchanges included in the Index as of [  ], 2024 using data observed by the [Index Administrator]:

Ether Exchanges included in the Index As of [ , 2024]	Average Daily Volume (in thousands of USD)

Bitstamp	$	[	]

Coinbase	$	[	]

Gemini	$	[	]

itBit	$	[	]

Kraken	$	[	]

The domicile, regulation and legal compliance of the ether exchanges included in the Index varies. Information regarding each ether exchange may be found, where available, on the websites for such ether exchanges and public registers for compliance with local regulations, among other places.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

From time to time, there may be intra-day price fluctuations across ether exchanges. However, they are generally relatively immaterial. For example, the variance of prices on ether exchanges with the highest transaction volumes on average is lower than 2%. These variances usually stem from small changes in the fee structures on different ether exchanges or differences in administrative procedures required to deposit and withdraw fiat currency in exchange for ether and vice versa. The greatest variances are found at (i) smaller exchanges with relatively low transaction volumes where even small trades can be large relative to an ether exchange’s transaction volume and as a result impact the trading price on those exchanges and (ii) ether exchanges that are inaccessible to the Fund because they do not meet the Fund’s regulatory requirements, and as a result are accessed and used by a captured market or by parties that do not have regulatory or compliance requirements.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

CALCULATION OF NAV

Net Asset Value (“NAV”)

The Fund’s NAV per Share is calculated by:

•	taking the total assets of the Fund, which will consist solely of ether and cash;

•	subtracting any liabilities; and

•	dividing that total by the total number of outstanding Shares.

The methodology used to calculate the Index price to value ether in determining the net asset value of the Fund may not be deemed consistent with GAAP.

The Administrator calculates the NAV of the Fund once each Exchange trading day. The NAV for a normal trading day will be released after 4:00 p.m. ET. Trading during the core trading session on the Exchange typically closes at 4:00 p.m. ET. However, NAVs are not officially struck until later in the day (often by 5:30 p.m. ET and almost always by 8:00 p.m. ET). The pause between 4:00 p.m. ET and 5:30 p.m. ET (or later) provides an opportunity to algorithmically detect, flag, investigate, and correct unusual pricing should it occur.

The Sponsor anticipates that the Index will be reflective of a reasonable valuation of the average spot price of ether. However, in the event the Index was not available or determined by the Sponsor to not be reliable, the Sponsor would “fair value” the Fund’s ether holdings. The Sponsor does not anticipate that the need to “fair value” ether will be a common occurrence.

The Sponsor will publish the NAV, NAV per Share, the Index, and the Fund’s ether holdings at www.ProShares.com as soon as practicable after their determination and availability.

To the extent there are any determinations that the Sponsor and the Administrator make, such determinations will be made in good faith upon the basis of, and neither the Sponsor nor the Administrator will be liable for any errors contained in, information reasonably available. Neither the Sponsor nor the Administrator will be liable to DTC, Authorized Participants, the Shareholders or any other person for errors in judgment. The Fund’s daily activities are generally not reflected in the NAV determined for the Business Day on which the transactions are effected (the trade date), but rather on the following Business Day.

The Fund’s periodic financial statements may not utilize net asset value of the Fund to the extent the methodology used to calculate the Index is deemed not to be consistent with GAAP. The Fund’s periodic financial statements will be prepared in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures” (“ASC Topic 820”). The Sponsor will determine, in its sole discretion, the valuation sources and policies used to prepare the Fund’s financial statements in accordance with GAAP. Under GAAP, such a price is expected to be deemed a Level 1 input in accordance with the ASC Topic 820 because it is expected to be a quoted price in active markets for identical assets or liabilities.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Indicative Optimized Portfolio Value (“IOPV”)

The IOPV is an indicator of the value of the Fund’s net assets at the time the IOPV is disseminated. The IOPV is calculated and disseminated at least every 15 seconds throughout the trading day. The IOPV is generally calculated using the prior day’s closing net assets of the Fund as a base and updating throughout the trading day changes in the value of ether. The IOPV should not be viewed as an actual real time update of the NAV because NAV is calculated only once at the end of each trading day. The IOPV also should not be viewed as a precise, real time value of the Shares. Because the market price per Share may differ from the IOPV, the price at which an investor may be able to sell Shares at any time, and especially in times of market volatility, may be significantly less than the IOPV at the time of sale. Neither the Fund nor the Sponsor are liable for any errors in the calculation of IOPV or any failure to disseminate IOPV.

The Exchange disseminates the IOPV. In addition, the IOPV is published on the Exchange’s website and is available through on-line information services such as Bloomberg Finance L.P. and/or Reuters.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

ADDITIONAL INFORMATION ABOUT THE TRUST

The Trust

The Trust is a Delaware statutory trust organized into separate series, formed on April 10, 2024 pursuant to the DSTA. The Trust may from time to time offer to sell Shares of the Fund or other series of the Trust. The Trust operates pursuant to the Trust Agreement dated as April 10, 2024. Delaware Trust Company, a Delaware trust company, is the Delaware trustee of the Trust. The Trust is managed by the Sponsor. The Sponsor is a limited liability company formed in the state of Maryland on May 10, 1999.

Neither the Trust nor the Fund is registered as an investment company under the 1940 Act, and the Sponsor believes that the Trust is not required to register under the 1940 Act. The Trust will not hold or trade in commodity futures contracts or other derivative contracts regulated by the CFTC under the CEA. The Sponsor believes that the Fund is not a commodity pool for purposes of the CEA, and that neither the Sponsor is subject to registration and regulation as a commodity pool operator or a commodity trading advisor in connection with the operation of the Trust. Although the Sponsor currently is registered with the CFTC as a commodity pool operator, it will not operate the Trust pursuant to such registration.

The number of outstanding Shares is expected to increase and decrease from time to time as a result of the creation and redemption of Creation Units. The creation and redemption of Creation Units requires the delivery to the Fund or the distribution by the Fund of the amount of cash represented by the NAV of the Creation Units being created or redeemed. The total amount of cash required for the creation of Creation Units will be based on the combined net assets represented by the number of Creation Units being created or redeemed.

The Trust has no fixed termination date.

The Fund

The Trust is formed and operated in a manner such that the Fund is liable only for obligations attributable to the Fund and shareholders of the Fund are not subject to the losses or liabilities of any other series of the Trust. If any creditor or shareholder in the Fund asserted against the Fund a valid claim with respect to its indebtedness or Shares, the creditor or shareholder would only be able to recover money from the Fund and its assets. Accordingly, the debts, liabilities, obligations and expenses, or collectively, claims, incurred, contracted for or otherwise existing solely with respect to the Fund are enforceable only against the assets of the Fund, and not against any other series of the Trust or the Trust generally, or any of their respective assets. The assets of the Fund include only those funds and other assets that are paid to, held by or distributed to the Fund on account of and for the benefit of the Fund, including, without limitation, funds delivered to the Trust for the purchase of Shares or Creation Units in the Fund. This limitation on liability is referred to as the “Inter-Series Limitation on Liability.” The Inter-Series Limitation on Liability is expressly provided for under the DSTA, which provides that if certain conditions (as set forth in Section 3804(a)) are met, then the debts of any particular series will be enforceable only against the assets of such series and not against the assets of any other series of the Trust or the Trust generally.

The Fund’s Fees and Expenses

The Sponsor has arranged for the creation of the Trust and the Fund, the registration of the Shares for their public offering in the United States, and the listing of the Shares on the Exchange. The Sponsor has agreed to assume the marketing and the following administrative expenses incurred by the Fund: the fees of the Trustee, the Custodian’s fees (the “Custodians’ Fees”), Exchange listing fees, SEC registration fees, printing and mailing costs, audit fees and expenses and up to $[  ] per annum in ordinary legal fees and expenses. The Sponsor will also pay the costs of the Fund’s organization and the initial sale of the Shares.

The Fund may incur certain extraordinary, non-recurring expenses that are not assumed by the Sponsor, including but not limited to, taxes and governmental charges, any applicable brokerage commissions, financing fees, transaction fees, expenses and costs of any extraordinary services performed by the Sponsor (or any other service provider) on behalf of the Fund to protect the Fund or the interests of Shareholders (including, for example, in

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

connection with any fork of the Ethereum Network, any Incidental Rights and any IR Virtual Currency), any indemnification of agents, service providers or counterparties of the Fund, and extraordinary legal fees and expenses, including any legal fees and expenses incurred in connection with litigation, regulatory enforcement or investigation matters.

Termination of the Trust and/or the Fund

The Trust and/or the Fund may be terminated at any time and for any reason by the Sponsor without advance notice to the shareholders.

Amendments

The Trust Agreement can be amended by the Sponsor in its sole discretion and without the Shareholders’ consent by making an amendment, a Trust Agreement supplemental thereto, or an amended and restated trust agreement. Any such restatement, amendment and/or supplement to the Trust Agreement will be effective on such date as designated by the Sponsor in its sole discretion. However, any amendment to the Trust Agreement that affects the duties, liabilities, rights or protections of the Trustee will require the Trustee’s prior written consent, which it may grant or withhold in its sole discretion. Every Shareholder, at the time any amendment so becomes effective, will be deemed, by continuing to hold any Shares or an interest therein, to consent and agree to such amendment and to be bound by the Trust Agreement as amended thereby. In no event will any amendment impair the right of Authorized Participants to surrender Creation Units and receive therefor the amount of Fund assets represented thereby (less fees in connection with the surrender of Shares and any applicable taxes or other governmental charges), except in order to comply with mandatory provisions of applicable law.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

THE TRUST’S SERVICE PROVIDERS

The Trustee

Delaware Trust Company, a Delaware trust company, is the sole Trustee of the Trust. The rights and duties of the Trustee and the Sponsor with respect to the offering of the Shares and Fund management and the shareholders are governed by the provisions of the DSTA and by the Trust Agreement. The Trustee will accept service of legal process on the Trust and the Fund in the State of Delaware and will make certain filings under the DSTA. The Trustee does not owe any other duties to the Trust, the Fund, the Sponsor or the shareholders of the Fund. The Trustee’s principal offices are located at 251 Little Falls Drive, Wilmington, DE 19808. The Trustee is unaffiliated with the Sponsor.

The Trustee is permitted to resign upon at least sixty (60) days’ notice to the Trust, provided, that any such resignation will not be effective until a successor Trustee is appointed by the Sponsor. The Trustee is compensated by the Trust, and is indemnified by the Trust, against any expenses it incurs relating to or arising out of the formation, operation or termination of the Trust or the performance of its duties pursuant to the Trust Agreement, except to the extent that such expenses result from the gross negligence or willful misconduct of the Trustee. The Sponsor has the discretion to replace the Trustee.

Under federal securities laws with respect to the issuance and sale of the Shares, neither the Trustee, either in its capacity as Trustee or in its individual capacity, nor any director, officer or controlling person of the Trustee is, or has any liability as, the issuer or a director, officer or controlling person of the issuer of the Shares. The Trustee’s liability in connection with the issuance and sale of the Shares is limited solely to the express obligations of the Trustee set forth in the Trust Agreement.

Under the Trust Agreement, the Sponsor has exclusive management and control of all aspects of the Fund’s business. The Trustee has no duty or liability to supervise the performance of the Sponsor, nor will the Trustee have any liability for the acts or omissions of the Sponsor. The shareholders have no voice in the day-to-day management of the business and operations of the Fund, other than certain limited voting rights as set forth in the Trust Agreement. In the course of its management of the business and affairs of the Fund, the Sponsor may, in its sole and absolute discretion, appoint an affiliate or affiliates of the Sponsor as additional sponsors and retain such persons, including affiliates of the Sponsor, as it deems necessary to effectuate and carry out the purposes, business and objectives of the Fund.

The Sponsor

ProShare Capital Management LLC is the Sponsor of the Trust and the Fund. As noted above, the Sponsor has exclusive management and control of all aspects of the business of the Fund. The Trustee has no duty or liability to supervise the performance of the Sponsor, nor will the Trustee have any liability for the acts or omissions of the Sponsor.

Specifically, with respect to the Fund, the Sponsor:

•	selects the Fund’s service providers;

•	negotiates various agreements and fees;

•	performs such other services as the Sponsor believes that the Fund may require from time to time;

•	manages the Fund’s portfolio of other assets, including cash equivalents; and

•	manages the Fund with a view toward achieving the Fund’s investment objectives.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

The Shares are not deposits or other obligations of the Sponsor, the Trustee or any of their respective subsidiaries or affiliates or any other bank, are not guaranteed by the Sponsor, the Trustee or any of their respective subsidiaries or affiliates or any other bank and are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency. An investment in the Shares of the Fund offered hereby is speculative and involves a high degree of risk.

The principal office of the Sponsor is located at 7272 Wisconsin Avenue, 21st Floor, Bethesda, Maryland 20814. The telephone number of the Sponsor is (240) 497-6400.

Principals and Key Personnel of the Trust and the Sponsor

Name	Position
Michael L. Sapir	Chief Executive Officer and Principal of the Sponsor
Louis M. Mayberg	Principal of the Sponsor
William E. Seale	Principal of the Sponsor
Sapir Family Trust	Principal of the Sponsor
Northstar Trust	Principal of the Sponsor
Annette Lege	Chief Financial Officer and Principal of the Sponsor
Edward J. Karpowicz	Principal Financial Officer of the Trust and Principal of the Sponsor
Todd B. Johnson*	Principal Executive Officer of the Trust and Chief Investment Officer and Principal of the Sponsor
Hratch Najarian	Director, Portfolio Management and Principal of the Sponsor
Alexander Ilyasov	Senior Portfolio Manager of the Sponsor
George Banian	Portfolio Manager of the Sponsor
Victor M. Frye	Principal of the Sponsor

*	Denotes principal of the Sponsor who supervises persons who participate in making trading decisions for the Fund.

The following is a biographical summary of the business experience of the executive officers of the Trust and the principals and significant employees of the Sponsor.

ProFund Advisors LLC (“PFA”) and ProShare Advisors LLC (“PSA”) are investment advisors registered under the 1940 Act and commodity pool operators registered under the CEA. PFA is also a commodity trading advisor registered under the CEA.

Michael L. Sapir, Co-Founder, Chief Executive Officer and a listed principal of the Sponsor since August 14, 2008; Co-Founder, Chief Executive Officer and a member of PFA since April 1997, and a listed principal of PFA since November 26, 2012; and Co-Founder, Chief Executive Officer and a member of PSA since January 2005 and a listed principal of PSA since January 14, 2014. As Chief Executive Officer of the Sponsor, PFA and PSA, Mr. Sapir’s responsibilities include oversight of all aspects of the Sponsor, PFA and PSA, respectively.

Louis M. Mayberg, a member and a listed principal of the Sponsor since June 9, 2008; a member of PFA since April 1997 and a listed principal of PFA since November 26, 2012; and a member of PSA since January 2005 and a listed principal of PSA since January 14, 2014. Mr. Mayberg served as Principal Executive Officer of ProShares Trust II from June 2008 to December 2013. Mr. Mayberg no longer has oversight responsibilities with respect to the operation of the Sponsor, PFA or PSA.

William E. Seale, Ph.D., a listed principal of the Sponsor since June 11, 1999; a member of PFA since April 1997 and a listed principal of PFA since November 8, 2013; and a member of PSA since April 2005 and a listed principal of PSA since January 14, 2014. He served as Chief Investment Officer of PFA from January 2003 to July 2005 and from October 2006 to June 2008 and as Director of Portfolio from January 1997 to January 2003. He served as Chief Investment Officer of PSA from October 2006 to June 2008. In these roles, Dr. Seale’s responsibilities included oversight of the investment management activities of the respective entities. Dr. Seale no longer has oversight responsibilities with respect to the operation of the Sponsor, PFA or PSA. Dr. Seale is a former commissioner of the CFTC.

Sapir Family Trust, a listed principal of the Sponsor. The Sapir Family Trust has an ownership interest in the Sponsor and PSA. The Sapir Family Trust has a passive ownership interest in the Sponsor and exercises no management authority over the Fund.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Northstar Trust, a listed principal of the Sponsor. Northstar Trust has an ownership interest in the Sponsor and PFA. Northstar Trust has a passive ownership interest in the Sponsor and exercises no management authority over the Fund.

Annette Lege, Chief Financial Officer of the Sponsor, PFA and PSA since January 3, 2023. Ms. Lege is a listed principal of the Sponsor since March 1, 2023 and a listed principal of each of PFA and PSA since March 2, 2023. In these roles, Ms. Lege’s responsibilities include oversight of financial matters. Prior January 3, 2023, Ms. Lege held several positions with Invesco, Ltd., which is an investment management firm, and related entities including serving as Chief Accounting Officer and Head of Finance Operations from December 2016 to April 2022 as well as Head of Finance Transformation and Global Business Services from October 2013 to December 2016 at each of Invesco Advisors Inc. and Invesco Capital Management. From May 2022 to December 2022, Ms. Lege was transitioning between firms and was not associated with any company.

Edward J. Karpowicz, Principal Financial Officer of the Trust since April 2024 and a listed principal of the Sponsor since September 18, 2013. Mr. Karpowicz has been employed by PFA since July 2002 and PSA since its inception as Vice President of Financial Administration.

Todd B. Johnson, Principal Executive Officer of the Trust since April 2024; Chief Investment Officer of the Sponsor since February 27, 2009, a registered swap associated person of the Sponsor from January 4, 2013 to January 29, 2021, a registered associated person of the Sponsor since January 29, 2010, and a listed principal of the Sponsor since January 16, 2009. As Principal Executive Officer of the Trust, Mr. Johnson’s responsibilities include oversight of the operations of the Trust. As Chief Investment Officer of the Sponsor, Mr. Johnson’s responsibilities include oversight of the investment management activities of the Sponsor. Mr. Johnson has served as Chief Investment Officer of PFA and PSA since December 2008 and has been registered as an associated person of PFA since December 5, 2012 and listed as a principal of PFA since November 26, 2012. In addition, Mr. Johnson has been listed as a principal and associated person of PSA since January 14, 2014. Mr. Johnson served from 2002 to December 2008 at World Asset Management (a financial services firm), working as President and Chief Investment Officer from January 2006 to December 2008, and as Managing Director and Chief Investment Officer of Quantitative Investments of Munder Capital Management, an asset management firm, from January 2002 to December 2005.

Hratch Najarian, Executive Director, Portfolio Management of the Sponsor since August 2013 and a listed principal of the Sponsor since October 15, 2013. In these roles, Mr. Najarian’s responsibilities include oversight of the investment management activities of the Sponsor. Mr. Najarian also has served as Director, Portfolio Management of PFA and PSA since August 2013, and is listed as a principal of PFA since January 8, 2014 and a principal of PSA since January 14, 2014. Mr. Najarian served as Senior Portfolio Manager of PSA from December 2009 through September 2013. He also served as Senior Portfolio Manager of PFA from December 2009 through September 2013, as Portfolio Manager of PFA from May 2007 through November 2009, and as Associate Portfolio Manager of PFA from November 2004 through April 2007. Mr. Najarian served as an NFA associated Member, associated person and swap associated person for PSA from January 2014 through February 2021.

Alexander Ilyasov, Senior Portfolio Manager of the Sponsor since August 22, 2016. In this role, Mr. Ilyasov’s responsibilities include oversight of the investment management activities as well as the day-to-day portfolio management of the Fund. Mr. Ilyasov also has served as a Senior Portfolio Manager of PFA since October 2013 and has served as Portfolio Manager of PSA since October 2013.

George Banian, a Portfolio Manager of the Sponsor since March 11, 2022, has served as a swap associated person of the Sponsor since November 4, 2022, a registered associated person and an NFA associate member of the sponsor since October 25, 2022. In this role, Mr. Banian’s responsibilities include day-to-day portfolio management of the Fund. Mr. Banian also serves as a Portfolio Manager of PSA since February 2022, Associate Portfolio Manager of PSA from August 2016 to February 2022, Senior Portfolio Analyst of PSA from December 2010 to August 2016, and Portfolio Analyst of PSA from December 2007 to December 2010. In addition, Mr. Banian served as a Portfolio Manager of PFA since February 2022, and an Associate Portfolio Manager of PFA from July 2021 to February 2022.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Victor Frye, a listed principal of the Sponsor since December 2, 2008, a listed principal of PFA since November 26, 2012, and a listed principal of PSA since January 14, 2014. Mr. Frye’s responsibilities include the review and approval of advertising material of the Sponsor. Mr. Frye has been employed as Chief Compliance Officer of PFA since October 2002 and of PSA since December 2004.

The Trustee

Delaware Trust Company, a Delaware trust company, acts as the trustee of the Trust for the purpose of creating a Delaware statutory trust in accordance with the DSTA. The Trustee is appointed to serve as the trustee of the Trust in the State of Delaware for the sole purpose of satisfying the requirement of Section 3807(a) of the DSTA that the Trust have at least one trustee with a principal place of business in the State of Delaware.

The Administrator

The Trust has appointed [   ] as the Trust’s administrator (the “Administrator”) and [the Administrator] has entered into an administration and accounting agreement (the “Administration and Accounting Agreement” with the Trust. Pursuant to the terms of the Administration and Accounting Agreement and under the supervision and direction of the Sponsor, the Administrator prepares and files certain regulatory filings on behalf of the Fund. [   ] may also perform other services for the Fund pursuant to the Administration and Accounting Agreement as mutually agreed to from time to time.

The Administrator and any of its affiliates may from time to time purchase or sell Shares for their own account, as agent for their customers and for accounts over which they exercise investment discretion.

The Sponsor, on behalf of the Fund , is expected to retain the services of one or more additional service providers to assist with certain tax reporting requirements of the Fund and its shareholders.

The Transfer Agent

[   ] serves as the transfer agent of the Fund for Authorized Participants and has entered into a transfer agency and service agreement (the “Transfer Agency and Service Agreement”). Pursuant to the terms of the Transfer Agency and Service Agreement, the Transfer Agent is responsible for processing purchase and redemption orders and maintaining records of the ownership of the Fund. The Transfer Agent fees are paid on behalf of the Fund by the Sponsor.

The Ether Custodian

Coinbase Custody Trust Company, LLC, serves as the Fund’s ether custodian. The Ether Custodian has represented that it is a fiduciary under § 100 of the New York Banking Law and a qualified custodian for purposes of Rule 206(4)-2(d)(6) under the Advisers Act and is licensed to custody the Fund’s ether in trust on the Fund’s behalf. Under the Trust’s Custodian Agreement with the Ether Custodian, the Ether Custodian is responsible for opening a special account that holds the Fund’s ether (the “Ether Account”), safekeeping all of the ether owned by the Fund, as well as facilitating the transfer of ether required for the operation of the Fund. The Custodian Agreement contains an agreement by the parties to treat the ether credited to the Trust’s Vault Balance as financial assets under Article 8 of the New York Uniform Commercial Code (“Article 8”), in addition to stating that the Ether Custodian will serve as fiduciary and custodian on the Fund’s behalf.

The Prime Execution Agent

The Prime Execution Agent facilitates the purchase and sale or settlement of the Fund’s ether transactions in connection with the creation and redemption process. The Fund will engage in ether transactions for converting cash into ether (in association with purchase orders) and ether into cash (in association with redemption orders). The Fund will conduct its ether purchase and sale transactions by, in its sole discretion, choosing to trade directly with Ether Trading Counterparties or choosing to trade through the Prime Execution Agent through its Coinbase Prime service pursuant to the Prime Execution Agent Agreement. Initially, the Fund expects to conduct its ether purchase and sale transactions solely through the Prime Execution Agent through its Coinbase Prime service. Ether Trading Counterparties settle trades with the Fund using their own accounts at the Prime Execution Agent when trading with the Fund.

The Cash Custodian

The Cash Custodian is [   ]. The Cash Custodian’s services are also governed under a Custodian Agreement between [   ] and the Fund. Under Trust’s Custodian Agreement with the Cash Custodian, the Cash Custodian is responsible for establishing and maintaining cash account(s) for the Fund, and facilitating cash transfers and cash payments from the Fund’s account(s).

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Index Services

The Fund and the Index Provider have entered into a Index license agreement (the “License Agreement”), governing the use of the Index. The Index Provider may adjust the calculation methodology for the Index without notice to, or consent of, the Fund or its Shareholders. Under the License Agreement, the Sponsor pays a fee to the Index Provider in consideration of its license of Index-related intellectual property.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

CUSTODY OF THE FUND’S ETHER

The Ether Custodian

The Ether Custodian will keep custody of all of the Fund’s ether. The Ether Custodian provides insured safekeeping of digital assets using a multi-layer, multi-party cold storage security platform designed to provide offline security of the digital assets held by the Ether Custodian. The Ether Custodian has insurance coverage [   ] which procures fidelity (aka crime) insurance to protect the organization from risks such as theft of funds. Specifically, the fidelity program provides coverage for the theft of funds held in hot or cold storage. The insurance program is provided by a syndicate of industry-leading insurers. The insurance program does not cover, insure or guarantee the performance of the Fund. The Ether Custodian is not FDIC-insured.

Ether may be held across multiple wallets, any of which will feature the following safety and security measures to be implemented by the Ether Custodian:

•

Cold Storage: Cold storage in the context of ether means keeping the reserve of ether offline, which is a widely-used security precaution, especially when dealing with large amount of ether. Ether held under custodianship with the Ether Custodian will be kept in high-security, offline, multi-layer cold storage vaults. This means that the private keys, the cryptographic component that allows a user to access ether, are stored offline on hardware that has never been connected to the internet. Storing the private key offline minimizes the risk of the ether being stolen.

•

Multiple Private Keys: All private keys are securely stored using multiple layers of high-quality encryption and in the Ether Custodian-owned offline hardware vaults in secure environments. No customers or third parties are given access to the Ether Custodian’s private keys. The use of multiple private keys makes retrieving ether from the wallet more difficult, and aims to further reduce the risk of hacking theft and/or robbery.

•	Whitelisting: Transactions are only sent to vetted, known addresses. The Ether Custodian’s platform supports pre-approval and test transactions.

•

Audit Trails: Audit trails exist for all movement of ether within the Ether Custodian-controlled ether wallets, and are audited annually for accuracy and completeness by an independent external audit firm.

In addition to the above measures, in accordance with the Custodial Services Agreement, ether held in custody with the Ether Custodian will be segregated from both the proprietary property of the Ether Custodian and the assets of any other customer in accounts that clearly identify the Fund as the owner of the accounts. Therefore, in the event of an insolvency of the Ether Custodian, assets held in the segregated accounts would not become property of the Ether Custodian’s estate and would not be available to satisfy claims of creditors of the Ether Custodian.

The Fund’s Transfer Agent will facilitate the settlement of Shares in response to the placement of creation orders and redemption orders from Authorized Participants. Barring the liquidation of the Fund or extraordinary circumstances, the Fund generally does not intend to hold cash or cash equivalents. However, there may be situations where the Fund will unexpectedly hold cash on a temporary basis.

The Prime Execution Agent

The Fund’s ether holdings and cash holdings from time to time may be temporarily held with the Prime Execution Agent, an affiliate of the Ether Custodian, in the Trading Balance, for certain limited purposes, including in connection with creations and redemptions of Creation Units, and the sale of ether to pay the Sponsor’s Fee and any other Fund expenses not assumed by the Sponsor, to the extent applicable, and in extraordinary circumstances, in connection with the liquidation of the Fund’s ether.

Within the Fund’s Trading Balance, the Prime Execution Agent Agreement provides that the Fund does not have an identifiable claim to any particular ether (and cash). Instead, the Fund’s Trading Balance represents an entitlement to a pro rata share of the ether (and cash) the Prime Execution Agent holds on behalf of customers who hold similar entitlements against the Prime Execution Agent. In this way, the Fund’s Trading Balance represents an omnibus claim on the Prime Execution Agent’s ether (and cash) held on behalf of the Prime Execution Agent’s customers. There are no policies that would limit the amount of ether that can be held temporarily in the Trading Balance maintained by the Prime Execution Agent. However, ether is only moved into the Trading Balance in connection with and to the extent of purchases and sales of ether by the Fund and such ether is swept from the Fund’s Trading Balance to the Fund’s Vault Balance each trading day pursuant to a regular end-of-day sweep process. The Fund’s use of Trade Credits and early order cutoffs are also designed to limit the amount of time that any of the Fund’s ether is held in the Fund’s Trading Balance.

The Prime Execution Agent holds the ether associated with customer entitlements across a combination of omnibus cold wallets, omnibus “hot wallets” (meaning wallets whose private keys are generated and stored online, in Internet-connected computers or devices) or in omnibus accounts in the Prime Execution Agent’s name on a trading venue (including third-party venues and the Prime Execution Agent’s own execution venue) where the Prime Execution Agent executes orders to buy and sell ether on behalf of its clients.

The Prime Execution Agent relies on bank accounts to provide its trading platform services and including temporarily holding any cash related to a customer’s purchase or sale of ether. In particular, the Prime Execution Agent has disclosed that customer cash held by the Prime Execution Agent, including the cash associated with the Fund’s Trading Balance, is held in one or more banks’ accounts for the benefit of the Prime Execution Agent’s customers, or in money market funds in compliance with Rule 2a-7 under the 1940 Act and rated “AAA” by S&P (or the equivalent from any eligible rating service), provided that such investments are held in accounts in Coinbase’s name for the benefit of customers and are permitted and held in accordance with state money transmitter laws (“Money Market Funds”). The Prime Execution Agent has represented to the Sponsor that it has implemented the following policy with respect to the cash associated with the Fund’s Trading Balance. First any cash related to the Fund’s purchase or sale of ether will be held in an omnibus account in the Prime Execution Agent’s name for the benefit of (“FBO”) its customers at each of multiple Federal Deposit Insurance Corporation (“FDIC”) insured banks (an “FBO Account”) or in a Money Market Fund. The amount of Fund cash held at each FBO Account shall, unless otherwise agreed by the Sponsor in writing, be in an amount at each bank that is the lower of (i) the FDIC insurance limit for deposit insurance and (ii) any bank-specific limit set by the Prime Execution Agent for the applicable bank. Deposit insurance does not apply to cash held in a Money Market Fund. The Prime Execution Agent has agreed to title the accounts in a manner designed to enable receipt of FDIC deposit insurance where applicable on a pass-through basis. Second, to the extent the Fund’s cash in the Trading Balance in aggregate exceeds the amounts that can be maintained at the banks on the foregoing basis, the Prime Execution Agent has represented that it currently conducts an overnight sweep of the excess into U.S. government Money Market Funds. The Sponsor has not independently verified the Prime Execution Agent’s representations.

To the extent the Fund sells ether through the Prime Execution Agent, the Fund’s orders will be executed at a venue (including third-party venues and the Prime Execution Agent’s own execution venue) where the Prime Execution Agent executes orders to buy and sell ether on behalf of the Fund (the “Connected Trading Venue”) that have been approved in accordance with the Prime Execution Agent’s due diligence and risk assessment process. The Prime Execution Agent has represented that its due diligence on Connected Trading Venues include reviews conducted by the legal, compliance, security, privacy and finance and credit-risk teams, The Connected Trading Venues, which are subject to change from time to time, currently include Bitstamp, LMAX, Kraken, the platform operated by the Prime Execution Agent, as well as four additional non-bank market makers (“NBMMs”). The Prime Execution Agent has represented to the Fund that it is unable to name the NBMMs due to confidentiality restrictions.

Once the Sponsor places an order to purchase or sell ether on the Trading Platform, the associated ether or cash used to fund or fill the order, if any, will be placed on hold and will generally not be eligible for other use or withdrawal from the Fund’s Trading Balance. The Fund’s Vault Balance may be used directly to fund orders. With each Connected Trading Venue, the Prime Execution Agent shall establish an account in the Prime Execution Agent’s name, or in its name for the benefit of clients, to trade on behalf of its clients, including the Fund, and the Fund will not, by virtue of the Trading Balance the Fund maintains with the Prime Execution Agent, have a direct legal relationship, or account with, any Connected Trading Venue.

The Cash Custodian

The Trust has entered into a cash custody agreement with [   ] under which [   ] acts as custodian of the Fund’s cash and cash equivalents.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

FORM OF SHARES

Registered Form

Shares are issued in registered form in accordance with the Trust Agreement. The Transfer Agent has been appointed registrar and transfer agent for the purpose of transferring Shares in certificated form. The Transfer Agent keeps a record of all Shareholders and holders of the Shares in certified form in the registry. The Sponsor recognizes transfers of Shares in certificated form only if done in accordance with the Trust Agreement. The beneficial interests in such Shares are held in book-entry form through participants and/or accountholders in DTC.

Book-Entry Form

Individual certificates will not be issued for the Shares. Instead, global certificates are deposited by the Fund with DTC and registered in the name of Cede & Co., as nominee for DTC. The global certificates evidence all of the Shares outstanding at any time. Under the Trust Agreement, shareholders are limited to (1) participants in DTC such as banks, brokers, dealers and trust companies (“DTC Participants”), (2) those who maintain, either directly or indirectly, a custodial relationship with a DTC Participant (“Indirect Participants”), and (3) those banks, brokers, dealers, trust companies and others who hold interests in the Shares through DTC Participants or Indirect Participants. The Shares are only transferable through the book-entry system of DTC. Shareholders who are not DTC Participants may transfer their Shares through DTC by instructing the DTC Participant holding their Shares (or by instructing the Indirect Participant or other entity through which their Shares are held) to transfer the Shares. Transfers are made in accordance with standard securities industry practice.

DTC

DTC is a limited purpose trust company organized under the laws of the State of New York and is a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities for DTC Participants and facilitates the clearance and settlement of transactions between DTC Participants through electronic book-entry changes in accounts of DTC Participants.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

PLAN OF DISTRIBUTION

Buying and Selling Shares

Most investors buy and sell Shares in secondary market transactions through brokers. Shares of the Fund trade on the [   ] under the ticker symbols [   ]. Shares are bought and sold throughout the trading day like other publicly traded securities. When buying or selling Shares through a broker, most investors incur customary brokerage commissions and charges. Shareholders are encouraged to review the terms of their brokerage account for details on applicable charges.

Authorized Participants

The offering of the Fund’s Shares is a best efforts offering. The Fund continuously offer Shares in Creation Units to Authorized Participants. Shares of the Fund are to be offered to Authorized Participants in Creation Units at the Fund’s NAV.

Authorized Participants may offer to the public, from time to time, Shares of the Fund from any Creation Units they create. Shares of the Fund offered to the public by Authorized Participants are offered at a per Share market price that varies depending on, among other factors, the trading price of the Shares of the Fund on its Exchange, the NAV per Share and the supply of and demand for the Shares at the time of the offer. Shares initially comprising the same Creation Unit but offered by Authorized Participants to the public at different times may have different offering prices. Additionally, the price at which an Authorized Participant sells a Share may be higher or lower than the price paid by such Authorized Participant in connection with the creation of such Share in a Creation Unit. Authorized Participants do not receive from the Fund, the Sponsor or any of their affiliates, any fee or other compensation in connection with their sale of Shares to the public, although investors are expected to be charged a customary commission by their brokers in connection with the purchase and sale of Shares that varies from investor to investor. Investors are encouraged to review the terms of their brokerage accounts for applicable charges.

As of the date of this Prospectus, [   ] have each executed an Authorized Participant Agreement and are the only Authorized Participants.

Likelihood of Becoming a Statutory Underwriter

The Fund issues Shares in Creation Units to Authorized Participants from time to time generally in exchange for cash. Because new Shares can be created and issued on an ongoing basis at any point during the life of the Fund, a “distribution,” as such term is used in the Securities Act of 1933, as amended (the “Securities Act”), will be occurring. An Authorized Participant, other broker-dealer firm or its client could be deemed a statutory underwriter, and thus would be subject to the prospectus delivery and liability provisions of the Securities Act, if it purchased a Creation Unit from the Fund, broke the Creation Unit down into the constituent Shares and sold the Shares to its customers; or if it chose to couple the creation of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for the Shares. A determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that would lead to categorization as an underwriter. Authorized Participants, other broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in a distribution in a manner which would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.

Dealers who are neither Authorized Participants nor “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of section 4(a)(3)(C) of the Securities Act, would be unable to take advantage of the prospectus delivery exemption provided by section 4(a)(3) of the Securities Act.

The Shares will be listed and traded on [   ] under the ticker symbol “[   ].”

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

General

Retail investors may purchase and sell Shares through traditional brokerage accounts. Investors who purchase Shares through a commission/fee based brokerage account may pay commissions/fees charged by the brokerage account. Investors are encouraged to review the terms of their brokerage accounts for applicable charges.

The offering of Creation Units is being made in compliance with Rule 2310 of the FINRA Rules. Accordingly, Authorized Participants will not make any sales to any account over which they have discretionary authority without the prior written approval of a purchaser of Shares.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

CREATION AND REDEMPTION OF SHARES

The Fund creates and redeems Shares from time to time, but only in one or more Creation Units. Except when aggregated in Creation Units, the Shares are not redeemable securities. These transactions will take place in exchange for cash. Subject to the In-Kind Regulatory Approval, these transactions may also take place in exchange for ether. The timing of the In-Kind Regulatory Approval is unknown, and there is no guarantee that the Exchange will receive the In-Kind Regulatory Approval at any point in the future. If the Exchange receives the In-Kind Regulatory Approval and if the Sponsor chooses to allow in-kind creations and redemptions, the Fund will notify Shareholders in a prospectus supplement, in its periodic Exchange Act reports and on the Fund’s website.

Authorized Participants are the only persons that may place orders to create and redeem Creation Units. Each Authorized Participant must be registered as a broker-dealer under the Exchange Act and regulated by the FINRA, or exempt from being, or otherwise not required to be, so regulated or registered, and must be qualified to act as a broker or dealer in the states or other jurisdictions where the nature of its business so requires. Certain Authorized Participants may be regulated under federal and state banking laws and regulations. Each Authorized Participant must have its own set of rules and procedures, internal controls and information barriers as it determines is appropriate in light of its own regulatory regime. The manner by which Creation Units are purchased and redeemed is governed by the terms of the Authorized Participant Agreement and Authorized Participant Procedures Handbook, and all such procedures are at the discretion of the Sponsor. The Authorized Participant Agreement, the related procedures attached thereto, and the Authorized Participant Procedures Handbook may be amended by the Sponsor, without the consent of any Shareholder or Authorized Participant. Authorized Participants pay a transaction fee of up to $[   ] for each order they place to create or redeem one or more Creation Units. The transaction fee may be reduced, increased or otherwise changed by the Sponsor. Authorized Participants have no obligation to the Sponsor or the Fund to effect any sale or resale of Shares. Authorized Participants may act for their own accounts or as agents for broker-dealers, custodians and other securities market participants that wish to create or redeem Creation Units.

Authorized Participants are cautioned that some of their activities may result in their being deemed participants in a distribution in a manner that would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act, as described in “Plan of Distribution.”

The Trust Agreement and form of Authorized Participant Agreement are filed as exhibits to the registration statement of which this Prospectus is a part. Authorized Participants who purchase Creation Units from the Fund receive no fees, commissions or other form of compensation or inducement of any kind from either the Sponsor or the Fund and no such person has any obligation or responsibility to the Sponsor or the Fund to effect any sale or resale of Shares.

The Fund will engage in ether transactions for converting cash into ether (in association with purchase orders) and ether into cash (in association with redemption orders). The Fund will conduct its ether purchase and sale transactions by, in its sole discretion, choosing to trade directly with third parties (each, a “Ether Trading Counterparty”), who are not registered broker-dealers, pursuant to written agreements between such Ether Trading Counterparties and the Fund, or choosing to trade through the Prime Execution Agent through its Coinbase Prime service pursuant to the Prime Execution Agent Agreement. Initially, the Fund expects to conduct its ether purchase and sale transactions solely through the Prime Execution Agent through its Coinbase Prime service. Over time, the Fund also expects to conduct these transactions by trading directly with Ether Trading Counterparties. Ether Trading Counterparties may be added at any time, subject to the discretion of the Sponsor.

The Authorized Participants will deliver only cash to create Shares and will receive only cash when redeeming Shares. Further, Authorized Participants will not directly or indirectly purchase, hold, deliver, or receive ether as part of the creation or redemption process or otherwise direct the Fund or a third party with respect to purchasing, holding, delivering, or receiving ether as part of the creation or redemption process.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

The Fund will create Shares by receiving ether from a third party that is not the Authorized Participant and the Fund—not the Authorized Participant—is responsible for selecting the third party to deliver the ether. Further, the third party will not be acting as an agent of the Authorized Participant with respect to the delivery of the ether to the Fund or acting at the direction of the Authorized Participant with respect to the delivery of the ether to the Fund. The Fund will redeem Shares by delivering ether to a third party that is not the Authorized Participant and the Fund —not the Authorized Participant—is responsible for selecting the third party to receive the ether. Further, the third party will not be acting as an agent of the Authorized Participant with respect to the receipt of the ether from the Fund or acting at the direction of the Authorized Participant with respect to the receipt of the ether from the Fund. The third party will be unaffiliated with the Trust, the Fund and the Sponsor.

The Prime Execution Agent facilitates the purchase and sale or settlement of the Fund’s ether transactions. Ether Trading Counterparties settle trades with the Fund using their own accounts at the Prime Execution Agent when trading with the Fund.

Creation Procedures

On any business day, an Authorized Participant may place an order with the Transfer Agent to create one or more Creation Units. For purposes of processing creation and redemption orders, a “business day” means any day other than a day when the Exchange is closed for regular trading. The manner by which creations are made is dictated by the terms of the Authorized Participant Agreement. By placing a creation order, an Authorized Participant agrees to facilitate the deposit of ether with the Custodian. If an Authorized Participant fails to consummate the foregoing, the order will be cancelled.

For a creation of Creation Units, the Authorized Participant will be required to submit the purchase order by an early order cutoff time (the “Creation Early Order Cutoff Time”). The Creation Early Order Cutoff Time is [   ] p.m. ET on the business day prior to trade date. The Authorized Participant must submit a purchase order through [   ]’s electronic order entry system, indicating the number of Creation Units it intends to acquire. [   ] will acknowledge the purchase order unless the Sponsor decides to refuse the deposit. The date [   ] receives that order will determine the estimated cash amount (the “Creation Unit Amount”) the Authorized Participant needs to deposit and the basket ether amount (the “Creation Unit Ether Amount”) the Fund needs to purchase from the Ether Trading Counterparty or through the Prime Execution Agent. The final cash amounts will be determined after the net asset value of the Fund is struck and the Fund’s ether transactions have settled. However, orders received by [   ] after the Creation Early Order Cutoff Time on a Business Day will not be accepted and should be resubmitted on the following Business Day.

If the Sponsor accepts the purchase order, [   ] will transmit to the Authorized Participant, via electronic mail message or other electronic communication, no later than 8:00 p.m. ET on the date such purchase order is received, or deemed received, a copy of the purchase order endorsed “Accepted” by the Sponsor and indicating the Creation Unit Amount that the Authorized Participant must deliver to the Cash Custodian or Prime Execution Agent in exchange for each Creation Unit. In the case of purchase orders submitted via [   ]’s electronic order entry system, the Authorized Participant will receive an automated email indicating the acceptance of the purchase order and the purchase order will be marked “Accepted” in [   ]’s electronic order entry system. Prior to the Sponsor’s acceptance as specified above, a purchase order will only represent the Authorized Participant’s unilateral offer to deposit cash in exchange for Creation Units and will have no binding effect upon the Fund, the Sponsor, the Fund Administrator, [   ], the Ether Custodian or any other party.

The Creation Unit Amount necessary for the creation of a Creation Unit changes from day to day. On each day that [   ] is open for regular trading, the Fund Administrator will adjust the cash amount constituting the Creation Unit Amount and the quantity of ether constituting the Creation Unit Ether Amount as appropriate to reflect sales of ether, any loss of ether that may occur, and accrued expenses. The computation is made by the Sponsor as promptly as practicable after 4:00 p.m. ET. See “Net Asset Value” for a description of how NAV is determined. [   ] will determine the Creation Unit Amount for a given day by multiplying the NAV by the number of Shares in each Creation Unit (   ) and determine the Creation Unit Ether Amount for a given day by dividing the Creation Unit Amount for that day by that day’s Index. The Creation Unit Amount and the Creation Unit Ether Amount so determined will be made available to all Authorized Participants and Ether Transaction Counterparties, and will be made available on the Sponsor’s website for the Shares.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

On the date of the Creation Early Order Cutoff Time, the Sponsor will choose, in its sole discretion, to enter into a transaction with a Ether Trading Counterparty or the Prime Execution Agent to buy ether in exchange for the cash proceeds from such purchase order. For settlement of a creation, the Fund delivers Shares to the Authorized Participant in exchange for cash received from the Authorized Participant. Meanwhile, the Ether Trading Counterparty or Prime Execution Agent, as applicable, delivers the required ether pursuant to its trade with the Fund into the Fund’s Trading Balance with the Prime Execution Agent in exchange for cash. In the event the Fund has not been able to successfully execute and complete settlement of an ether transaction by the settlement date of the purchase order, the Authorized Participant will be given the option to (1) cancel the purchase order, or (2) accept that the Fund will continue to attempt to complete the execution, which will delay the settlement date of the purchase order. With respect to a purchase order, as between the Fund and the Authorized Participant, the Authorized Participant is responsible for the dollar cost of the difference between the ether price utilized in calculating NAV on trade date and the price at which the Fund acquires the ether to the extent the price realized in buying the ether is higher than the ether price utilized in the NAV. To the extent the price realized in buying the ether is lower than the price utilized in the NAV, the Authorized Participant shall keep the dollar impact of any such difference.

Whether the purchase of ether was entered into with a Ether Trading Counterparty or via the Prime Execution Agent, such party will deliver ether related to such transaction to the Fund’s Trading Balance. This transfer is an “off-chain” transaction that is recorded in the books and records of the Prime Execution Agent.

Because the Fund’s Trading Balance may not be funded with cash on trade date for the purchase of ether associated with the purchase order, the Fund may borrow Trade Credits in the form of cash from the Trade Credit Lender pursuant to the Trade Financing Agreement or may require the Authorized Participant to deliver the required cash for the purchase order on trade date. The extension of Trade Credits on trade date allows the Fund to purchase ether through the Prime Execution Agent on trade date, with such ether being deposited in the Fund’s Trading Balance. For settlement of a redemption, the Fund delivers Shares to the Authorized Participant in exchange for cash received from the Authorized Participant. To the extent Trade Credits were utilized, the Fund uses the cash to repay the Trade Credits borrowed from the Trade Credit Lender. Any financing fee owed to the Trade Credit Lender is deemed part of trade execution costs and embedded in the trade price for each transaction.

Upon the deposit by the Ether Trading Counterparty or the Prime Execution Agent of the corresponding amount of ether with the Fund’s Trading Balance, and the payment of the applicable fee, and of any expenses, taxes or charges (such as stamp taxes or stock transfer taxes or fees), the Cash Custodian will deliver the appropriate number of Creation Units to the DTC account of the depositing Authorized Participant. As of the date of this prospectus, the Authorized Participants are [   ]. Additional Authorized Participants may be added at any time, subject to the discretion of the Sponsor.

In connection with the paragraph above, when the Fund purchases ether, the deposit of ether will initially be credited to the Fund’s Trading Balance with the Prime Execution Agent before being swept to the Fund’s Vault Balance with the Ether Custodian pursuant to a regular end-of-day sweep process. Transfers of ether into the Fund’s Trading Balance are off-chain transactions and transfers from the Fund’s Trading Balance to the Fund’s Vault Balance are “on-chain” transactions represented on the ether blockchain. Any costs related to transactions and transfers from the Fund’s Trading Balance to the Fund’s Vault Balance are borne by the Prime Execution Agent (and not the Fund or its Shareholders).

The Sponsor intends to have the Fund Administrator make available on each Business Day an indicative Creation Unit Amount for the next Business Day. Authorized Participants may use that indicative Creation Unit Amount as guidance regarding the amount of cash that they may expect to have to deposit with the Fund Administrator in respect of purchase orders placed by them on such next Business Day and accepted by the Sponsor. The agreement entered into with each Authorized Participant provides, however, that once a purchase order has been accepted by the Sponsor, the Authorized Participant will be required to deposit with the Fund Administrator the Creation Unit Amount as determined by the Sponsor on the effective date of the purchase order.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

No Shares will be issued unless and until the Prime Execution Agent has informed the Sponsor that it has allocated to the Fund’s account the corresponding amount of ether. Disruption of services at the Prime Execution Agent or Ether Custodian would have the potential to delay settlement of the ether related to Share creations.

Ether transactions that occur on the blockchain are susceptible to delays due to ether network outage, congestion, spikes in transaction fees demanded by miners, or other problems or disruptions. To the extent that ether transfers from the Fund’sTrading Balance to the Fund’s Vault Balance are delayed due to congestion or other issues with the Ether network, such ether will not be held in cold storage in the Vault Balance until such transfers can occur.

The Sponsor may, in its sole discretion, limit or suspend , the acceptance of purchase orders or the delivery or registration of transfers of Shares, or may, in its sole discretion, refuse a particular purchase order, delivery or registration of Shares (i) during any period when the transfer books of the [   ] are closed or (ii) at any time, if the Sponsor thinks it advisable for any reason. The Sponsor shall reject any purchase order or redemption order that is not in proper form.

Authorized Participants, acting on authority of the registered holder of Shares, may surrender Creation Units in exchange for the corresponding Creation Unit Amount announced by the Sponsor.

Ether held in the Fund’s Custodian account is the property of the Fund and is not traded, leased, or loaned under any circumstances. The expense and risk of delivery and ownership of ether until such ether has been received by the Custodian on behalf of the Fund will be borne solely by the Authorized Participant.

Rejection of Purchase Orders

The Sponsor may, in its sole discretion, limit or suspend the right to purchase, or postpone the purchase settlement date. For example, the Sponsor may limit or suspend purchases or postpone settlement for (1) any period during which the Exchange or any other exchange, marketplace or trading center deemed to affect the normal operations (e.g., valuation) of such Fund, is closed[, or when trading is restricted or suspended on Ethereum Network]; (2) any period during which an emergency exists as a result of which the fulfillment of a purchase order is not reasonably practicable; or (3) such other period as the Sponsor determines, in its sole discretion, to be appropriate for the protection of the Fund, the shareholders of the Fund (for example, in response to, or anticipation of, a period of significant and/or rapid increases in the size of the Fund as a result of an increase in creation activity). The Sponsor will not be liable to any person or in any way for any loss or damages that may result from any such suspension or postponement.

The Sponsor also may reject a purchase order if:

•	the purchase order is not in proper form;

•	the acceptance or receipt of which would, in the opinion of counsel to the Sponsor, be unlawful; or

•

circumstances outside the control of the Fund, the Sponsor, the Transfer Agent or the Custodian make it, for all practical purposes, not feasible to process Creation Units (including if the Sponsor determines that delivery, disposal or evaluation of ether is not reasonably practicable (for example, as a result of an interruption in services or availability of the Prime Execution Agent, Ether Custodian, Cash Custodian, Administrator, or other service providers to the Fund, act of God, catastrophe, civil disturbance, government prohibition, war, terrorism, strike or other labor dispute, fire, force majeure, interruption in telecommunications, order entry system, Internet services, or network provider services, unavailability of Fedwire, SWIFT or banks’ payment processes, significant technical failure, bug, error, disruption or fork of the Ether network, hacking, cybersecurity breach, or power, Internet, or Ether network outage, or similar event).

None of the Fund, Sponsor, the Transfer Agent or the Custodian will be liable for the rejection of any purchase order.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Redemption Procedures

The procedures by which an Authorized Participant can redeem one or more Creation Units mirror the procedures for the creation of Creation Units with an additional safeguard on ether being removed from the Fund’s Custodian account. On any business day, an Authorized Participant may place an order with the Transfer Agent to redeem one or more Creation Units.

For a redemption of Creation Units, the Authorized Participant will be required to submit a redemption order by an early order cutoff time (the “Redemption Early Order Cutoff Time”). The Redemption Early Order Cutoff Time is 6:00 p.m. ET on the Business Day prior to trade date. On the date of the Redemption Early Order Cutoff Time, the Sponsor may choose, in its sole discretion, to enter into a transaction with an Ether Trading Counterparty or the Prime Execution Agent, to sell ether in exchange for cash. Also on the date of the Redemption Order Early Cutoff, the Sponsor instructs the Ether Custodian to prepare to move the associated ether from the Fund’s Vault Balance with the Ether Custodian to the Fund’s Trading Balance with the Prime Execution Agent. For settlement of a redemption, the Authorized Participant delivers the necessary Shares to the Fund, an Ether Trading Counterparty or the Prime Execution Agent, as applicable, delivers the cash to the Trust associated with the Fund’s sale of ether, the Fund delivers ether to the Ether Trading Counterparty’s account at the Prime Execution Agent or directly to the Prime Execution Agent, as applicable, and the Fund delivers cash to the Authorized Participant. In the event the Fund has not been able to successfully execute and complete settlement of an ether transaction by the settlement date, the Authorized Participant will be given the option to (1) cancel the redemption order, or (2) accept that the Fund will continue to attempt to complete the execution, which will delay the settlement date. With respect to a redemption order, between the Fund and the Authorized Participant, the Authorized Participant will be responsible for the dollar cost of the difference between the ether price utilized in calculating the NAV on trade date and the price realized in selling the ether to raise the cash needed for the cash redemption order to the extent the price realized in selling the ether is lower than the ether price utilized in the NAV. To the extent the price realized is selling the ether is higher than the price utilized in the NAV, the Authorized Participant shall get to keep the dollar impact of any such difference.

The transfers of ether from the Fund’s Trading Balance to the Ether Trading Counterparty’s account at the Prime Execution Agent or to the Prime Execution Agent is an “off-chain” transaction that is recorded in the books and records of the Prime Execution Agent.

The Fund’s Trading Balance with the Prime Execution Agent may not be funded with ether on trade date for the sale of ether in connection with the redemption order, when ether remains in the Fund’s Vault Balance with the Ether Custodian at the point of intended execution of a sale of ether. In those circumstances the Fund may borrow Trade Credits in the form of ether from the Trade Credit Lender, which allows the Fund to sell ether through the Prime Execution Agent on trade date, and the cash proceeds are deposited in the Fund’s Trading Balance with the Prime Execution Agent. For settlement of a redemption where Trade Credits were utilized, the Fund delivers cash to the Authorized Participant in exchange for Shares received from the Authorized Participant. In the event Trade Credits were used, the Fund will use the ether moved from the Fund’s Vault Balance with the Ether Custodian to the Trading Balance with the Prime Execution Agent to repay the Trade Credits borrowed from the Trade Credit Lender.

Transfers of ether from the Fund’s Vault Balance to the Fund’s Trading Balance are “on-chain” transactions represented on the ether blockchain.

Ether transactions that occur on the blockchain are susceptible to delays due to ether network outages, congestion, spikes in transaction fees demanded by miners, or other problems or disruptions. To the extent that ether transfers from the Fund’s Vault Balance to the Fund’s Trading Balance are delayed due to congestion or other issues with the ether network or the Fund’s operations, redemptions in the Fund could be delayed.

Disruption of services at the Prime Execution Agent, Ether Custodian, Cash Custodian or the Authorized Participant’s banks would have the potential to delay settlement of the ether related to Share redemptions.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Upon the surrender of such Shares and the payment of the applicable fee, Custody Transaction Costs and of any expenses, taxes or charges (such as stamp taxes or stock transfer taxes or fees) by the redeeming Authorized Participant, and the completion of the sale of ether for cash by the Fund , the Sponsor will instruct the delivery of cash to the Authorized Participant. The Authorized Participant is responsible for the dollar cost of the difference between the value of ether calculated by the Fund Administrator for the applicable NAV of the Fund and the price at which the Fund sells ether to raise the cash needed for the cash redemption order to the extent the price realized in selling the ether is lower than the ether price utilized in the NAV. To the extent the price realized is selling the ether is higher than the price utilized in the NAV, the Authorized Participant shall get to keep the dollar impact of any such difference.

An Authorized Participant must submit a redemption order through [   ]’s electronic order entry system indicating the number of Creation Units it intends to redeem. The date [   ] receives that order determines the Creation Unit Amount to be received in exchange. However, orders received by [   ] after the Redemption Early Order Cutoff Time on a Business Day will not be accepted and should be resubmitted on the following Business Day.

All taxes incurred in connection with the delivery of ether to the Ether Custodian or cash to the Cash Custodian in exchange for Creation Units (including any applicable value added tax) will be the sole responsibility of the Authorized Participant making such delivery.

Ether held in the Fund’s Custodian account is the property of the Fund and is not traded, leased, or loaned under any circumstances.

Suspension or Rejection of Redemption Orders

The Sponsor may, in its sole discretion, suspend the right of redemption, or postpone the redemption settlement date. For example, the Sponsor may limit or suspend redemptions or postpone settlement for: (1) for any period during which the Exchange or any other exchange, marketplace or trading center deemed to affect the normal operations (e.g., valuation) of such Fund, is closed[, or when trading is restricted or suspended on Ethereum Network]; (2) for any period during which an emergency exists as a result of which delivery, disposal or evaluation of ether is not reasonably practicable; or (3) for such other period as the Sponsor determines, in its sole discretion, to be necessary for the protection of the Fund, the Shareholders or otherwise in the interest of the Fund (including if the Sponsor determines that delivery, disposal or evaluation of ether is not reasonably practicable (for example, as a result of an interruption in services or availability of the Prime Execution Agent, Ether Custodian, Cash Custodian, Administrator, or other service providers to the Fund, act of God, catastrophe, civil disturbance, government prohibition, war, terrorism, strike or other labor dispute, fire, force majeure, interruption in telecommunications, order entry system, Internet services, or network provider services, unavailability of Fedwire, SWIFT or banks’ payment processes, significant technical failure, bug, error, disruption or fork of the Ether network, hacking, cybersecurity breach, or power, Internet, or Ether network outage, or similar event). The Sponsor will not be liable to any person or in any way for any loss or damages that may result from any such suspension or postponement.

The Sponsor acting by itself or through the person authorized to take redemption orders in the manner provided in the Authorized Participant Agreement, the related procedures attached thereto, and the Authorized Participant Procedures Handbook may, in its sole discretion, reject any redemption order (1) the Sponsor determines not to be in proper form, (2) the fulfillment of which its counsel advises may be illegal under applicable laws and regulations, or (3) if circumstances outside the control of the Sponsor, the person authorized to take redemption orders in the manner provided in the Authorized Participant Agreement, the related procedures attached thereto, and the Authorized Participant Procedures Handbook or the Custodian make it for all practical purposes not feasible for the Shares to be delivered under the redemption order. The Sponsor may also reject a redemption order if the number of Shares being redeemed would reduce the remaining outstanding Shares to [   ] Shares (i.e., [   ] Creation Units) or less.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Creation and Redemption Transaction Fee

To compensate for expenses incurred in connection with the creation and redemption of Creation Units, an Authorized Participant is required to pay a transaction fee of up to $[   ] to create or redeem Creation Units. The transaction fee may be reduced, increased or otherwise changed by the Sponsor.

Tax Responsibility

Authorized Participants are responsible for any transfer tax, sales or use tax, stamp tax, recording tax, value added tax or similar tax or governmental charge applicable to the creation or redemption of Creation Units, regardless of whether or not such tax or charge is imposed directly on the Authorized Participant, and agree to indemnify the Sponsor and the Fund if they are required by law to pay any such tax, together with any applicable penalties, additions to tax and interest thereon.

Secondary Market Transactions

As discussed above, Authorized Participants are the only persons that may place orders to create and redeem Creation Units. Authorized Participants must be registered broker-dealers or other securities market participants, such as banks and other financial institutions that are not required to register as broker-dealers to engage in securities transactions. An Authorized Participant is under no obligation to create or redeem Creation Units, and an Authorized Participant is under no obligation to offer to the public Shares of any Creation Units it does create.

Authorized Participants that do offer to the public Shares from the Creation Units they create will do so at per-Share offering prices that are expected to reflect, among other factors, the trading price of the Shares on the Exchange, the NAV of the Fund at the time the Authorized Participant purchased the Creation Units, the NAV of the Shares at the time of the offer of the Shares to the public, the supply of and demand for Shares at the time of sale, and the liquidity of ether or other portfolio investments. Creation Units are generally redeemed when the price per Share is at a discount to the NAV per Share. Shares initially comprising the same Creation Unit but offered by Authorized Participants to the public at different times may have different offering prices. An order for one or more Creation Units may be placed by an Authorized Participant on behalf of multiple clients. Authorized Participants who make deposits with the Fund in exchange for Creation Units receive no fees, commissions or other forms of compensation or inducement of any kind from either the Fund or the Sponsor and no such person has any obligation or responsibility to the Sponsor or the Fund to effect any sale or resale of Shares. Shares trade in the secondary market on the Exchange.

Shares are expected to trade in the secondary market on the Exchange. Shares may trade in the secondary market at prices that are lower (discount) or higher (premium) relative to their NAV per Share. The amount of the discount or premium in the trading price relative to the NAV per Share may be influenced by various factors, including the number of Shareholders who seek to purchase or sell Shares in the secondary market and the liquidity of ether. In addition, an investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase shares (bid) and the lowest price a seller is willing to accept for shares (ask) when buying and selling shares in the secondary market (the “bid/ask spread”).

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

USE OF PROCEEDS

Proceeds received by the Fund from the issuance and sale of Creation Units consists of cash. Ether purchased with the cash deposits are held by the Ether Custodian or Prime Execution Agent on behalf of the Fund until they are (1) transferred in connection with the purchase of ether, (2) sold in connection with redemptions of Creation Units or (3) sold to pay fees due to the Sponsor and Fund expenses and liabilities not assumed by the Sponsor.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

OWNERSHIP OR BENEFICIAL INTEREST IN THE FUND

The beneficial interest in the Fund is divided into shares. Each Share of the Fund represents an equal beneficial interest in the net assets of the Fund, and each holder of Shares is entitled to receive such holder’s pro rata share of distributions of income and capital gains, if any. The Shares of the Fund are expected to be listed for trading, subject to notice of issuance, on the Exchange under the symbol “[   ].” The Fund’s Shares may be bought and sold in the secondary market like any other exchange-listed security.

All Shares are fully paid and non-assessable. No Share will have any priority or preference over any other Share of the Fund. All distributions, if any, will be made ratably among all Shareholders from the assets of the Fund according to the number of Shares held of record by such Shareholders on the record date for any distribution or on the date of termination of the Fund, as the case may be. Except as otherwise provided by the Sponsor, Shareholders will have no preemptive or other right to subscribe to any additional Shares or other securities issued by the Fund.

The Sponsor will have full power and authority, in its sole discretion, without seeking the approval of the Trustee or the Shareholders (a) to establish and designate and to change in any manner and to fix such preferences, voting powers, rights, duties and privileges of the Fund as the Sponsor may from time to time determine, (b) to divide the beneficial interest in the Fund into an unlimited amount of Shares, with or without par value, as the Sponsor will determine, (c) to issue Shares without limitation as to number (including fractional shares), to such persons and for such amount of consideration, subject to any restriction set forth in the by-laws of the Fund, if any, at such time or times and on such terms as the Sponsor may deem appropriate, (d) to divide or combine the Shares into a greater or lesser number without thereby materially changing the proportionate beneficial interest of the Shares in the assets held, and (e) to take such other action with respect to the shares as the Sponsor may deem desirable. The ownership of Shares will be recorded on the books of the Fund or a transfer or similar agent for the Fund. No certificates certifying the ownership of Shares will be issued except as the Sponsor may otherwise determine from time to time. The Sponsor may make such rules as it considers appropriate for the issuance of share certificates, transfer of Shares and similar matters. The record books of the Fund as kept by the Fund, or any transfer or similar agent, as the case may be, will be conclusive as to the identity of the Shareholders and as to the number of Shares held from time to time by each.

Description of Limited Rights

The Shares do not represent a traditional investment and should not be viewed as similar to “shares” of a corporation operating a business enterprise with management and a board of directors. A shareholder will not have the statutory rights normally associated with the ownership of shares of a corporation; however, the DSTA does provide shareholders the right to bring “oppression” or “derivative” actions. All of the Shares are of the same class with equal rights and privileges. Each of the Shares is transferable through the book-entry system of DTC, is fully paid and nonassessable and entitles the holder to vote on the limited matters upon which shareholders may vote under the Trust Agreement. The Shares do not entitle their holders to any conversion or pre-emptive rights or, except as provided below, any redemption rights or rights to distributions. Except in limited circumstances, Shareholders have no voting rights under the Trust Agreement, except in limited circumstances. See “Management; Voting by Shareholders.”

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

CONFLICTS OF INTEREST

Sponsor

In the course of providing services, the Sponsor may simultaneously recommend the sale of a particular investment position for one account while recommending the purchase of the same investment position for another account if such recommendations are consistent with each client’s investment strategies. The Sponsor also may recommend the purchase or sale of investment positions that may also be recommended by ProShare Advisors LLC and/or ProFund Advisors LLC, affiliates of the Sponsor.

The Sponsor, its principals, officers and employees (and members of their families) and affiliates may participate directly or indirectly as investors in the Sponsor’s clients, such as the Fund. Thus, the Sponsor may recommend to clients the purchase or sale of investment positions in which it, or its officers, employees or related persons have a financial interest. The Sponsor may give advice and take actions in the performance of its duties to its clients that differ from the advice given or the timing and nature of actions taken, with respect to other clients’ accounts and/or employees’ accounts that may invest in some of the same investment positions recommended to clients.

In addition, the Sponsor, its affiliates and principals may participate in transactions related to ether, either for their own account (subject to certain internal employee trading operating practices) or for the account of others, such as clients, and such transactions may occur prior to, during, or after the commencement of this offering. Such transactions may not serve to benefit the Shareholders of the Fund and may have a positive or negative effect on the value of the ether held by the Fund and, consequently, on the market value of ether. The Sponsor has adopted policies and procedures designed to detect and prevent such conflicts of interest and, when they do arise, to ensure that it effects transactions for clients in a manner that is consistent with any duty owed by the Sponsor to its clients and in accordance with applicable law. There is no way to guarantee that every employee, officer, director, or similar person associated with the Sponsor will comply at all times with such policies and procedures. This risk is present in traditional financial markets and is not unique to ether.

Ether Custodian

The Prime Execution Agent and Ether Custodian are both affiliates of Coinbase Global. As of the date hereof, Coinbase Global is the largest publicly traded cryptoasset company in the world by market capitalization and is also the largest cryptoasset custodian in the world by assets under custody. By virtue of its leading market position and capabilities, and the relatively limited number of institutionally-capable providers of cryptoasset brokerage and custody services, Coinbase serves as the Ether Custodian and prime execution agent for several exchange-traded bitcoin products. Coinbase has a critical role in supporting the U.S. spot ether exchange-traded product ecosystem, and its size and market share creates the risk that Coinbase may fail to properly resource its operations to adequately support all such products that use its services that could harm the Fund, the Shareholders and the value of the Shares. If Coinbase were to favor the interests of certain products over others, it could result in inadequate attention or comparatively unfavorable commercial terms to less favored products, which could adversely affect the Fund’s operations and ultimately the value of the Shares.

Authorized Participants

Many of the Fund’s Authorized Participants, now or in the future, act or may act in the same capacity for several competing exchange-traded ether products. Each Authorized Participant has limited balance sheet capacity, which means that, particularly during times of heightened market trading activity or market volatility or turmoil, Authorized Participants may not be able or willing to submit creation or redemption orders with the Fund or may do so in limited capacities. The inability or unwillingness of Authorized Participants to do so could lead to the potential for the Shares to trade at premiums or discounts to the NAV, and such premiums or discounts could be substantial.

Furthermore, if creations or redemptions are unavailable due to the inability or unwillingness of one or more of the Fund’s Authorized Participants to submit creation or redemption orders with the Fund (or do so in a limited capacity), the arbitrage mechanism may fail to function as efficiently as it otherwise would or be unavailable. This could result in impaired liquidity for the Shares, wider bid/ask spreads in the secondary trading of the Shares and greater costs to investors and other market participants, all of which could cause the Sponsor to halt or suspend the creation or redemption of Shares during such times, among other consequences.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

DUTIES OF THE SPONSOR

The general fiduciary duties which would otherwise be imposed on the Sponsor (which would make its operation of the Fund as described herein impracticable due to the strict prohibition imposed by such duties on, for example, conflicts of interest on behalf of a fiduciary in its dealings with its beneficiaries), are replaced by the terms of the Trust Agreement (to which terms all shareholders, by subscribing to the Shares, are deemed to consent).

The Trust Agreement provides that the Sponsor and its affiliates shall have no liability to the Trust, the Fund or to any shareholder for any loss suffered by the Fund arising out of any action or inaction of the Sponsor or its affiliates or their respective directors, officers, shareholders, partners, members, managers or employees (the “Sponsor Related Parties”), if the Sponsor Related Parties, in good faith, determined that such course of conduct was in the best interests of the Fund and such course of conduct did not constitute gross negligence or willful misconduct by the Sponsor Related Parties. The Trust has agreed to indemnify the Sponsor Related Parties against claims, losses or liabilities based on their conduct relating to the Trust or the Fund, provided that the conduct resulting in the claims, losses or liabilities for which indemnity is sought did not constitute gross negligence or willful misconduct and was done in good faith and in a manner reasonably believed to be in the best interests of the Fund.

Under Delaware law, a beneficial owner of a statutory trust (such as a shareholder of the Fund) may, under certain circumstances, institute legal action on behalf of himself and all other similarly situated beneficial owners (a “class action”) to recover damages for violations of fiduciary duties, or on behalf of a statutory trust (a “derivative action”) to recover damages from a third party where there has been a failure or refusal to institute proceedings to recover such damages. In addition, beneficial owners may have the right, subject to certain legal requirements, to bring class actions in federal court to enforce their rights under the federal securities laws and the rules and regulations promulgated thereunder by the SEC. Beneficial owners who have suffered losses in connection with the purchase or sale of their beneficial interests may be able to recover such losses from the Sponsor where the losses result from a violation by the Sponsor of the anti-fraud provisions of the federal securities laws.

The foregoing summary describing in general terms the remedies available to shareholders under federal law is based on statutes, rules and decisions as of the date of this Prospectus. As this is a rapidly developing and changing area of the law, shareholders who believe that they may have a legal cause of action against any of the foregoing parties should consult their own counsel as to their evaluation of the status of the applicable law at such time.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

LIABILITY AND INDEMNIFICATION

Trustee

The Trustee will not be liable for the acts or omissions of the Sponsor, nor will the Trustee be liable for supervising or monitoring the performance and the duties and obligations of the Sponsor or the Trust or the Fund under the Trust Agreement. The Trustee will not be personally liable under any circumstances, except for its own willful misconduct, bad faith or gross negligence. In particular, but not by way of limitation:

[   ]

The Trustee or any officer, affiliate, director, employee, or agent of the Trustee (each, an “Indemnified Person”) will be entitled to indemnification from the Sponsor or the Fund, to the fullest extent permitted by law, from and against any and all losses, claims, taxes, damages, reasonable expenses, and liabilities (including liabilities under State or federal securities laws) of any kind and nature whatsoever (collectively, “Expenses”), to the extent that such Expenses arise out of or are imposed upon or asserted against such Indemnified Persons with respect to the creation, operation or termination of the Fund, the execution, delivery or performance of the Trust Agreement or the transactions contemplated in the Trust Agreement; provided, however, that the Sponsor and the Fund will not be required to indemnify any Indemnified Person for any Expenses that are a result of the willful misconduct, bad faith or gross negligence of such Indemnified Person. The obligations of the Sponsor and the Fund to indemnify the Indemnified Persons will survive the termination of the Trust Agreement.

Sponsor

The Sponsor will not be under any liability to the Trust, the Fund, the Trustee or any Shareholder for any action taken or for refraining from the taking of any action in good faith pursuant to the Trust Agreement, or for errors in judgment or for depreciation or loss incurred by reason of the sale of any ether or other assets held in trust hereunder; provided, however, that this provision will not protect the Sponsor against any liability to which it would otherwise be subject by reason of its own gross negligence, bad faith, or willful misconduct. The Sponsor may rely in good faith on any paper, order, notice, list, affidavit, receipt, evaluation, opinion, endorsement, assignment, draft or any other document of any kind prima facie properly executed and submitted to it by the Trustee, the Trustee’s counsel or by any other Person for any matters arising hereunder. The Sponsor will in no event be deemed to have assumed or incurred any liability, duty, or obligation to any Shareholder or to the Trustee other than as expressly provided for herein.

The Sponsor and its shareholders, members, directors, officers, employees, Affiliates and subsidiaries (each a “Sponsor Indemnified Party”) will be indemnified by the Fund and held harmless against any loss, liability or expense incurred hereunder without gross negligence, bad faith, or willful misconduct on the part of such Sponsor Indemnified Party arising out of or in connection with the performance of its obligations under the Trust Agreement or any actions taken in accordance with the provisions of the Trust Agreement. Any amounts payable to a Sponsor Indemnified Party under Section [   ] of the Trust Agreement may be payable in advance or will be secured by a lien on the Fund. The Sponsor will not be under any obligation to appear in, prosecute or defend any legal action that in its opinion may involve it in any expense or liability; provided, however, that the Sponsor may, in its discretion, undertake any action that it may deem necessary or desirable in respect of the Trust Agreement and the rights and duties of the parties hereto and the interests of the Shareholders and, in such event, the legal expenses and costs of any such action will be expenses and costs of the Fund and the Sponsor will be entitled to be reimbursed therefor by the Fund. The obligations of the Fund to indemnify the Sponsor Indemnified Parties will survive the termination of the Trust Agreement.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

PROVISIONS OF FEDERAL AND STATE SECURITIES LAWS

This offering is made pursuant to federal and state securities laws. The SEC and state securities agencies take the position that indemnification of the Sponsor that arises out of an alleged violation of such laws is prohibited unless certain conditions are met.

These conditions require that no indemnification of the Sponsor or any underwriter for the Fund may be made in respect of any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless: (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the party seeking indemnification and the court approves the indemnification; (ii) such claim has been dismissed with prejudice on the merits by a court of competent jurisdiction as to the party seeking indemnification; or (iii) a court of competent jurisdiction approves a settlement of the claims against the party seeking indemnification and finds that indemnification of the settlement and related costs should be made, provided that, before seeking such approval, the Sponsor or other indemnitee must apprise the court of the position held by regulatory agencies against such indemnification. These agencies are the SEC and the securities administrator of the state or states in which the plaintiffs claim they were offered or sold interests.

MANAGEMENT; VOTING BY SHAREHOLDERS

The Shareholders of the Fund take no part in the management or control, and have no voice in, the Fund’s operations or business. Except in limited circumstances, Shareholders have no voting rights under the Trust Agreement, except under limited circumstances.

The Sponsor generally has the right to amend the Trust Agreement as it applies to the Fund provided that the Shareholders have the right to vote only if expressly required under Delaware or federal law or rules or regulations of the Exchange, or if submitted to the Shareholders by the Sponsor in its sole discretion.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

BOOKS AND RECORDS

The Fund keeps its books of record and account at the office of the Sponsor located at 7272 Wisconsin Avenue, 21st Floor, Bethesda, Maryland 20814, or at the offices of the Administrator, or such office, including of an administrative agent, as it may subsequently designate upon notice. The books and records are open to inspection by any person who establishes to the Fund’s satisfaction that such person is a Shareholder upon reasonable advance notice at all reasonable times during usual business hours of the Fund.

The Fund keeps a copy of the Trust Agreement on file in the Sponsor’s office which will be available for inspection by any Shareholder at all times during its usual business hours upon reasonable advance notice.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

STATEMENTS, FILINGS, AND REPORTS TO SHAREHOLDERS

After the end of each fiscal year, the Sponsor will cause to be prepared an annual report for the Fund containing audited financial statements. The annual report will be in such form and contain such information as will be required by applicable laws, rules and regulations and may contain such additional information which the Sponsor determines shall be included. The annual report will be filed with the SEC and the Exchange and will be distributed to such persons and in such manner, as is required by applicable laws, rules and regulations.

The Sponsor is responsible for the registration and qualification of the Shares under the federal securities laws. The Sponsor will also prepare, or cause to be prepared, and file any periodic reports or updates required under the Exchange Act. The Administrator will assist and support the Sponsor in the preparation of such reports.

The Administrator will make such elections, file such tax returns, and prepare, disseminate and file such tax reports, as it is advised to by its counsel or accountants or as required from time to time by any applicable statute, rule or regulation.

FISCAL YEAR

The fiscal year of the Fund is the calendar year. The Sponsor may select an alternate fiscal year.

GOVERNING LAW; CONSENT TO DELAWARE JURISDICTION

The rights of the Sponsor, the Fund, DTC (as registered owner of the Fund’s global certificate for Shares) and the Shareholders are governed by the laws of the State of Delaware. The Sponsor, the Fund and DTC and, by accepting Shares, each DTC Participant and each Shareholder, consent to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware. Such consent is not required for any person to assert a claim of Delaware jurisdiction over the Sponsor or the Fund.

LEGAL MATTERS

Legal Opinion

[   ] has advised the Sponsor in connection with the Shares being offered. [   ] also advises the Sponsor with respect to its responsibilities as sponsor of, and with respect to matters relating to, the Fund. [   ] has prepared the sections “Material U.S. Federal Income Tax Considerations” with respect to U.S. federal income tax laws and “Purchases By Employee Benefit Plans” with respect to ERISA. [   ] has not represented, nor will it represent, the Fund or the shareholders in matters relating to the Fund and no other counsel has been engaged to act on their behalf.

[   ] has represented the Fund in connection with the legality of the Shares being offered hereby.

Certain opinions of counsel have been filed with the SEC as exhibits to the Registration Statement of which this Prospectus is a part.

EXPERTS

The financial statements as of [   ], 2024 included in this prospectus have been so included in reliance on the report of [   ], an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion addresses the material U.S. federal income tax consequences of the ownership of Shares. This discussion does not describe all of the tax consequences that may be relevant to a beneficial owner of Shares in light of the beneficial owner’s particular circumstances, including tax consequences applicable to beneficial owners subject to special rules, such as:

•	financial institutions;

•	dealers in securities or commodities;

•	traders in securities or commodities that have elected to apply a mark-to-market method of tax accounting in respect thereof;

•	persons holding Shares as part of a hedge, “straddle,” integrated transaction or similar transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	entities or arrangements classified as partnerships for U.S. federal income tax purposes;

•	S corporations;

•	persons receiving Shares as compensation;

•	persons that are expatriates or former citizens or long-term residents of the United States;

•

a “controlled foreign corporation” or a person who is treated as a “United States shareholder” thereof, a “passive foreign investment company” or a shareholder thereof, or a corporation that accumulates earnings to avoid U.S. federal income tax;

•	real estate investment trusts;

•	regulated investment companies; and

•	tax-exempt entities, including individual retirement accounts.

This discussion applies only to Shares that are held as capital assets and does not address alternative minimum tax consequences.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Shares and partners in those partnerships are urged to consult their tax advisers about the particular U.S. federal income tax consequences of owning Shares.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations as of the date hereof. Changes in U.S. federal income tax law, Treasury regulations and future published rulings and administrative procedures of the IRS in response to these changes in U.S. federal income tax laws, could materially affect the tax consequences of an investor’s investment in the Shares, and the tax treatment of the Fund’s investments. While some of these changes may be beneficial, others could negatively affect the after-tax returns of the Fund and its investors. Accordingly, no assurance can be given that the currently anticipated tax treatment of an investment in the Fund, or of investments made by the Fund, will not be modified by legislative, judicial, or administrative changes, possibly with retroactive effect, to the detriment of the investors. For the avoidance of doubt, this summary does not discuss any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Shareholders are urged to consult their tax advisers about the application of the U.S. federal income tax laws to their particular situations, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Tax Treatment of the Fund

The Sponsor intends to take the position that the Fund is properly treated as a grantor trust for U.S. federal income tax purposes. In the opinion of [   ], although not free from doubt due to the lack of directly governing authority, the Fund should be classified as a “grantor trust” for U.S. federal income tax purposes (and the following

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

discussion assumes such classification). Assuming that the Fund is a grantor trust, the Fund will not be subject to U.S. federal income tax. Rather, each beneficial owner of Shares will be treated as directly owning its pro rata share of the Fund’s assets and a pro rata portion of the Fund’s income, gain, losses and deductions will “flow through” to each beneficial owner of Shares.

The Fund expects to take certain positions with respect to the tax consequences of its receipt of additional ether, such as through a fork. The Fund does not expect to take into account any additional ether it may hold for purposes of determining the Fund’s ether holdings or the ether holdings per Unit. With respect to any fork, airdrop or similar event, the Sponsor may, in its discretion, accept the assets and distribute the additional ether on a pro rata basis to shareholders pursuant to the Trust Agreement. If the IRS were to disagree with, and successfully challenge, any of these positions, the Fund might not qualify as a grantor trust for U.S. federal income tax purposes. If the Fund were treated as owning any asset other than ether as of any date on which it creates Shares, it could cease to qualify as a grantor trust for U.S. federal income tax purposes if the composition of the Fund’s assets are considered to vary upon the deposit of such assets.

Because of the evolving nature of digital currencies, it is not possible to predict potential future developments that may arise with respect to digital currencies, including forks, airdrops and other similar occurrences. Assuming that the Fund is currently a grantor trust for U.S. federal income tax purposes, certain future developments could render it impossible, or impracticable, for the Fund to continue to be treated as a grantor trust for such purposes.

If the Fund is not properly classified as a grantor trust, the Fund might be classified as a partnership for U.S. federal income tax purposes. However, due to the uncertain treatment of digital currency for U.S. federal income tax purposes, there can be no assurance in this regard. If the Fund were classified as a partnership for U.S. federal income tax purposes, the tax consequences of owning Shares generally are not expected to be materially different from the tax consequences described herein, although there might be certain differences, including with respect to timing of the recognition of taxable income or loss. In addition, tax information reports provided to beneficial owners of Shares would be made in a different form. If the Fund were not classified as either a grantor trust or a partnership for U.S. federal income tax purposes, it could be classified as a corporation for such purposes. In that event, the Fund would be subject to entity-level U.S. federal income tax (currently at the rate of 21%) on its net taxable income and certain distributions made by the Fund to shareholders would be treated as taxable dividends to the extent of the Fund’s current and accumulated earnings and profits (as calculated for U.S. federal income tax purposes). Any such dividend distributed to a beneficial owner of Shares that is a non-U.S. person for U.S. federal income tax purposes would be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate as provided in an applicable tax treaty).

The remainder of this discussion assumes the Fund will be treated as a grantor trust for U.S. federal income tax purposes.

Uncertainty Regarding the U.S. Federal Income Tax Treatment of Digital Currency

Each beneficial owner of Shares will be treated for U.S. federal income tax purposes as the owner of an undivided interest in the ether held in the Fund. Due to the new and evolving nature of digital currencies and the absence of comprehensive guidance with respect to digital currencies, many significant aspects of the U.S. federal income tax treatment of digital currency are uncertain.

In 2014, the IRS released Notice 2014-21, 2014-16 I.R.B. 938 (the “Notice”) discussing certain aspects of the treatment of “convertible virtual currency” (that is, digital currency that has an equivalent value in fiat currency or that acts as a substitute for fiat currency) for U.S. federal income tax purposes. The IRS stated in the Notice that such digital currency (i) is “property” (ii) is “not treated as currency” for purposes of the Code rules relating to foreign currency gain or loss and (iii) may be held as a capital asset. In 2019, the IRS released Revenue Ruling 2019-24, 2019-44 I.R.B. 1004 (the “2019 Revenue Ruling”) that supplements the Notice, in which the IRS concluded that a hard fork on a digital currency blockchain (i) does not create taxable income if the taxpayer does not subsequently receive new units of digital currency and (ii) creates taxable ordinary income if the taxpayer receives new units of cryptocurrency by airdrop following the hard fork. Simultaneously with the release of the Revenue Ruling, the IRS also published a set of “Frequently Asked Questions” (the “FAQs”), which address, among other issues, how to determine the fair market value of digital currencies and the proper method of determining a holder’s holding period and tax basis for units of digital currency (including those acquired at different times or at varying prices). In 2023, the IRS released Revenue Ruling 2023-14, 2023-33 I.R.B. 484 (the “Staking Revenue

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Ruling”), in which the IRS concluded that a cash-method taxpayer who stakes convertible virtual currency and receives additional units of such convertible virtual currency must include in taxable income the additional units of virtual currency in the tax year in which the taxpayer gains dominion and control over such currency. The IRS and Treasury department have also recently released proposed regulations addressing information reporting of digital assets (the “Proposed Regulations”) (and collectively the Notice, FAQs, the 2019 Revenue Ruling, the Staking Revenue Ruling, and the Proposed Regulations, the “Existing IRS Guidance”). The Proposed Regulations also provide guidance with respect to the calculation of gain or loss and the basis of digital assets under section 1001 and 1012 of the Code. The Proposed Regulations with respect to the computation of gain or loss are proposed to apply to taxable years for all sales and acquisitions of digital assets on or after January 1 of the calendar year immediately following the adoption of final regulations, however, taxpayers may rely on the Proposed Regulations.

The Existing IRS Guidance, however, does not address other significant aspects of the U.S. federal income tax treatment of digital currencies, including: (i) whether convertible virtual currencies are properly treated as “commodities” for U.S. federal income tax purposes; (ii) whether convertible virtual currencies are properly treated as “collectibles” for U.S. federal income tax purposes; and (iii) the proper method of determining a holder’s holding period for convertible virtual currencies acquired at different times or at varying prices. The uncertainty surrounding the U.S. federal income tax treatment of digital currencies and other digital assets could affect the performance of the Fund. Moreover, there continues to be uncertainty with respect to the timing and amount of the income inclusions from the receipt of digital assets.

There can be no assurance that the IRS will not alter its position with respect to digital currencies in the future or that a court would uphold the treatment set forth in the Existing IRS Guidance. It is also unclear what additional guidance on the treatment of digital currencies for U.S. federal income tax purposes may be issued in the future. Any such alteration of the current IRS positions or additional guidance could result in adverse tax consequences for shareholders and could have an adverse effect on the prices of digital currencies, including the price of ether in the ether markets, and therefore could have an adverse effect on the value of Shares. Future developments that may arise with respect to digital currencies may increase the uncertainty with respect to the treatment of digital currencies for U.S. federal income tax purposes.

The remainder of this discussion assumes that ether is properly treated for U.S. federal income tax purposes as property that may be held as a capital asset and that is not currency for purposes of the provisions of the Code relating to foreign currency gain and loss.

Shareholders are urged to consult their tax advisers regarding the tax consequences of an investment in the Fund and in digital currencies in general, including, in the case of shareholders that are generally exempt from U.S. federal income taxation, whether such shareholders may recognize UBTI within the meaning of Code Section 512 as a consequence of receipt of a staking reward, a fork, airdrop or similar occurrence.

Uncertainty Regarding the State Tax Treatment of Digital Currency

A number of states have issued their own guidance regarding the tax treatment of certain digital assets for state income and sales tax purposes. For example, on December 5, 2014, the New York State Department of Taxation and Finance issued guidance regarding the application of New York State tax law to virtual currencies. The Department determined that New York State would follow the Notice with respect to the treatment of virtual currencies for state income tax purposes. Furthermore, the agency took the position that virtual currencies are a form of “intangible property,” with the result that the purchase and sale of virtual currencies for fiat currency is not subject to state sales tax (although transactions of virtual currencies for other goods and services may be subject to sales tax under barter transaction treatment). It is unclear if other states will follow the guidance of the New York State Department of Taxation and Finance with respect to the treatment of virtual currencies such as ether for income tax and sales tax purposes. If a state adopts a different treatment, such treatment may have negative consequences, including the imposition of a greater tax burden on investors in ether or the imposition of a greater cost on the acquisition and disposition of ether generally. Any such treatment may have a negative effect on prices of ether in the digital asset exchange market and a negative impact on the Shares.

The treatment of virtual currencies such as ether for tax purposes by foreign jurisdictions may differ from the treatment of virtual currencies by the IRS or the New York State Department of Taxation and Finance. If a foreign jurisdiction with a significant share of the market of ether users imposes onerous tax burdens on ether users or imposes sales or value-added tax on purchases and sales of ether for fiat currency, such actions could result in decreased demand for ether in such jurisdiction, which could affect the price of ether and negatively affect an investment in the Shares.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Incidental Rights and IR Virtual Currency

If a hard fork occurs in the Ethereum Network, the Fund could temporarily hold both the original ether and the alternative new asset as the Sponsor determines, in its sole discretion, which asset it believes is generally accepted as ether. The other asset will be treated as an Incidental Right and/or IR Virtual Currency, in accordance with the procedures specified herein. The IRS has held that a hard fork resulting in the creation of new units of cryptocurrency is a taxable event giving rise to ordinary income. The receipt, distribution and/or sale of the new alternative asset may cause Shareholders to incur a U.S. federal income tax liability. While the IRS has not addressed all situations in which airdrops occur, it is clear from the reasoning of the IRS’s current guidance that it generally would treat an airdrop as a taxable event giving rise to ordinary income, and it is anticipated that any gain or loss from disposition of any assets received in the airdrop would generally be treated as giving rise to capital gain or loss that generally would be short-term capital gain or loss, unless the holding period of those assets were treated as being greater than one year as of the time they are sold

Tax Consequences to U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of a Unit for U.S. federal income tax purposes that is:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the Fund and one (1) or more U.S. persons have the authority to control all substantial decisions of the Fund, or (b) it has in effect a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

Except as specifically noted, the discussion below assumes that each U.S. Holder will acquire all of its Shares on the same date for the same price per Share and either solely for cash or solely for ether that were originally acquired by the U.S. Holder for cash on the same date.

If a U.S. Holder were permitted to acquire Shares of the Fund by contributing ether in-kind to the Fund, and assuming that the Fund is properly treated as a grantor trust for U.S. federal income tax purposes, such a contribution should not be a taxable event to the U.S. Holder.

For U.S. federal income tax purposes, each U.S. Holder will be treated as owning an undivided interest in the ether held in the Fund and will be treated as directly realizing its pro rata share of the Fund’s income, gains, losses and deductions. When a U.S. Holder purchases Shares solely for cash, (i) the U.S. Holder’s initial tax basis in its pro rata share of the ether held in the Fund will be equal to the amount paid for the Shares and (ii) the U.S. Holder’s holding period for its pro rata share of such ether will begin on the date after such purchase. When a U.S. Holder acquires Shares in exchange for ether, (i) the U.S. Holder’s initial tax basis in its pro rata share of the ether held in the Fund will be equal to the U.S. Holder’s tax basis in the ether that the U.S. Holder transferred to the Fund and (ii) the U.S. Holder’s holding period for its pro rata share of such ether generally will include the period during which the U.S. Holder held the ether that the U.S. Holder transferred to the Fund. If a taxpayer acquires digital currency at different times and for different prices, the taxpayer has a separate tax basis in each lot of such digital currency. If a U.S. Holder that owns more than one lot of ether contributes a portion of its ether to the Fund in exchange for Shares, the U.S. Holder may designate the lot(s) from which such contribution will be made, provided that the U.S. Holder is able to identify specifically which ether it is contributing and to substantiate its tax basis in those ether. In general, if a U.S. Holder acquires Shares (i) solely for cash at different prices, (ii) partly for cash and partly in exchange for a contribution of ether or (iii) in exchange for a contribution of ether with different tax basis, the U.S. Holder’s share of the Fund’s ether will consist of separate lots with separate tax basis. In addition, in this situation, the U.S. Holder’s holding period for the separate lots may be different. In addition, the additional currency that the Fund acquires in a hard fork, airdrop, [or as a staking reward] that is treated as a taxable event will constitute a separate lot with a separate tax basis and holding period.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

When the Fund sells ether to fund payment of any expenses, each U.S. Holder will be treated as having sold its pro rata share of those ether for their fair market value at that time (which, in the case of ether sold by the Fund, generally will be equal to the cash proceeds received by the Fund in respect thereof). As a result, each U.S. Holder will recognize gain or loss in an amount equal to the difference between (i) the fair market value of the U.S. Holder’s pro rata share of the ether transferred and (ii) the U.S. Holder’s tax basis for its pro rata share of the ether transferred. Any such gain or loss will be short-term capital gain or loss if the U.S. Holder’s holding period for its pro rata share of the ether is one year or less and long-term capital gain or loss if the U.S. Holder’s holding period for its pro rata share of the ether is more than one year. Although unclear due to lack of guidance, a U.S. Holder’s tax basis in its pro rata share of any ether transferred by the Fund generally will be determined by multiplying the tax basis of the U.S. Holder’s pro rata share of all of the ether held in the Fund immediately prior to the transfer by a fraction the numerator of which is the amount of ether transferred and the denominator of which is the total amount of ether held in the Fund immediately prior to the transfer. Immediately after the transfer, the U.S. Holder’s tax basis in its pro rata share of the ether remaining in the Fund will be equal to the tax basis of its pro rata share of the ether held in the Fund immediately prior to the transfer, less the portion of that tax basis allocable to its pro rata share of the ether transferred.

As noted above, the IRS has taken the position in the 2019 Revenue Ruling and FAQs that, under certain circumstances, a hard fork of a digital currency constitutes a taxable event giving rise to ordinary income, and it is clear from the reasoning of the 2019 Revenue Ruling and FAQs that the IRS generally would treat an airdrop as a taxable event giving rise to ordinary income. A U.S. Holder will have a basis in any additional currency received in a fork, airdrop, equal to the amount of income the U.S. Holder recognizes as a result of such event and the U.S. Holder’s holding period for such additional currency will begin as of the time it recognizes such income.

U.S. Holders’ pro rata shares of the expenses incurred by the Fund will be treated as “miscellaneous itemized deductions” for U.S. federal income tax purposes. As a result, for taxable years beginning before January 1, 2026, a non-corporate U.S. Holder’s share of these expenses will not be deductible for U.S. federal income tax purposes. For taxable years beginning on or after January 1, 2026, a non-corporate U.S. Holder’s share of these expenses will be deductible for regular U.S. federal income tax purposes only to the extent that the U.S. Holder’s share of the expenses, when combined with other “miscellaneous itemized deductions,” exceeds 2% of the U.S. Holder’s adjusted gross income for the particular year, will not be deductible for U.S. federal alternative minimum tax purposes and will be subject to certain other limitations on deductibility.

Although unclear due to lack of guidance, a sale or other disposition of Shares, a U.S. Holder should be treated as having sold the ether underlying such Shares. Accordingly, the U.S. Holder generally should recognize gain or loss in an amount equal to the difference between (i) the amount realized on the sale of the Shares and (ii) the portion of the U.S. Holder’s tax basis in its pro rata share of the ether held in the Fund that is attributable to the Shares that were sold or otherwise subject to a disposition. Such tax basis generally will be determined by multiplying the tax basis of the U.S. Holder’s pro rata share of all of the ether held in the Fund immediately prior to such sale or other disposition by a fraction the numerator of which is the number of Shares disposed of and the denominator of which is the total number of Shares held by such U.S. Holder immediately prior to such sale or other disposition (such fraction, expressed as a percentage, the “Share Percentage”). If the U.S. Holder’s share of the Fund’s ether consists of separate lots with separate tax basis and/or holding periods, the U.S. Holder should be treated as having sold the Share Percentage of each such lot. Pursuant to recently issued proposed regulations, a U.S. Holder may identify the lots of digital assets to be sold, however, it is unclear whether such rules will also extend to the sale of Shares of the Fund. Assuming such new rules extend to sales of Shares of the Fund, if a U.S. Holder does not identify the Share lots to be sold, generally the Share lots that represent the ether acquired earliest should be treated as being sold. Gain or loss recognized by a U.S. Holder on a sale or other disposition of Shares will generally be short-term capital gain or loss if the U.S. Holder’s holding period for the ether underlying such Shares is one year or less and long-term capital gain or loss if the U.S. Holder’s holding period for the ether underlying such Shares is more than one year. The deductibility of capital losses is subject to significant limitations.

After any sale or other disposition of fewer than all of a U.S. Holder’s Shares, the U.S. Holder’s tax basis in its pro rata share of the ether held in the Fund immediately after the disposition will equal the tax basis in its pro rata share of the total amount of the ether held in the Fund immediately prior to the disposition, less the portion of that tax basis that is taken into account in determining the amount of gain or loss recognized by the U.S. Holder on the disposition.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Any brokerage or other transaction fee incurred by a U.S. Holder in purchasing Shares generally will be added to the U.S. Holder’s tax basis in the underlying assets of the Fund. Similarly, any brokerage fee or other transaction fee incurred by a U.S. Holder in selling Shares generally will reduce the amount realized by the U.S. Holder with respect to the sale.

In the absence of guidance to the contrary, it is possible that any income recognized by a U.S. tax-exempt shareholders as a consequence of [staking,] a hard fork, airdrop or similar occurrence would constitute UBTI. A tax-exempt shareholders should consult its tax advisor regarding whether such shareholder may recognize some UBTI as a consequence of an investment in Shares.

Under current law, U.S. Holders that are individuals, estates or trusts, whose income exceeds certain thresholds, are subject to a 3.8% tax on their “net investment income,” which generally includes capital gains from the disposition of property. This tax is in addition to any capital gains taxes due on such investment income (discussed above).

Tax Consequences to Non-U.S. Holders

As used herein, the term “non-U.S. Holder” means a beneficial owner of a Share for U.S. federal income tax purposes that is not a U.S. Holder. The term “non-U.S. Holder” does not include (i) a nonresident alien individual who is present in the United States for 183 days or more in a taxable year, (ii) a former U.S. citizen or U.S. resident or an entity that has expatriated from the United States; (iii) a person whose income in respect of Shares is effectively connected with the conduct of a trade or business in the United States; or (iv) an entity that is treated as a partnership for U.S. federal income tax purposes. Shareholders described in the preceding sentence should consult their tax advisers regarding the U.S. federal income tax consequences of owning Shares.

A non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to its share of any gain recognized on the Fund’s transfer of ether in payment of any additional Trust expenses or on the Fund’s sale or other disposition of ether, subject to compliance with certification as a non-U.S. Holder. In addition, assuming that the Fund holds no asset other than ether, a non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to any gain it recognizes on a sale or other disposition of Shares. A non-U.S. Holder also will generally not be subject to U.S. federal income or withholding tax with respect to any distribution received from the Fund, whether in cash or in-kind.

Provided that it does not constitute income that is treated as “effectively connected” with the conduct of a trade or business in the United States, U.S.-source “fixed or determinable annual or periodical” (“FDAP”) income received, or treated as received, by a non-U.S. Holder will generally be subject to U.S. withholding tax at the rate of 30% (subject to possible reduction or elimination pursuant to an applicable tax treaty and to statutory exemptions such as the portfolio interest exemption). Although there is no guidance on point, it is likely that any ordinary income recognized by a non-U.S. Holder as a result of [staking,] a fork, airdrop, or similar occurrence may constitute FDAP income. It is unclear, however, whether any such FDAP income would be properly treated as U.S.-source or foreign-source FDAP income. Non-U.S. Holders in the Fund should assume that, in the absence of guidance, a withholding agent (including the Sponsor) is likely to withhold 30% from a non-U.S. Holder’s pro rata share of any such income, including by deducting such withheld amounts from proceeds that such non-U.S. Holder would otherwise be entitled to receive in connection with a distribution of additional currency or proceeds from the disposition of additional currency. A non-U.S. Holder that is a resident of a country that maintains an income tax treaty with the United States may be eligible to claim the benefits of that treaty to reduce or eliminate, or to obtain a partial or full refund of, the 30% U.S. withholding tax on its share of any such income, but generally only if the non-U.S. Holder’s home country treats the Fund as “fiscally transparent,” as defined in applicable Treasury regulations.

Although the nature of the additional currency that the Fund may hold in the future is uncertain, it is unlikely that any such asset would give rise to income that is treated as “effectively connected” with the conduct of a trade or business in the United States or that any income derived by a non-U.S. Holder from any such asset would otherwise be subject to U.S. income or withholding tax, except as discussed above in connection with [staking,] the fork, airdrop or similar occurrence giving rise to additional currency. There can, however, be no complete assurance in this regard.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

In order to prevent the possible imposition of U.S. “backup” withholding and (if applicable) to qualify for a reduced rate of withholding tax at source under a treaty, a non-U.S. Holder must comply with certain certification requirements (generally, by delivering a properly executed IRS Form W-8BEN or W-8BEN-E to the relevant withholding agent).

From DR: The Fund does not expect (though no assurance can be given) that it will be treated as engaged in a trade or business within the United States or recognize income that is treated as “effectively connected” with the conduct of a trade or business in the United States (“ECI”). However, while it is unlikely that any income that the Fund might recognize as a result of a fork, airdrop or similar event would give rise to effectively connected income, there has been no guidance as to how such events may be treated. Therefore, there can be no assurance that the Fund will not be treated as engaged in a U.S. trade or business or will not otherwise generate income treated as effectively connected with a U.S. trade or business for U.S. federal income tax purposes.

Provided that the Fund is not engaged in the conduct of a U.S. trade or business, and that it does not otherwise generate income treated as effectively connected with a U.S. trade or business, the U.S. federal income tax liability of a Non-U.S. Shareholder with respect to that Shareholder’s Shares generally will be limited to withholding tax on certain gross income from U.S. sources (if any) generated by the Fund

A Non-U.S. Shareholder’s allocable share of U.S. source dividend, interest, rental and other “fixed or determinable annual or periodical gains, profits and income” (“FDAP”) that is not ECI generally will be subject to U.S. federal withholding tax at a rate of 30% (unless reduced or eliminated by an applicable income tax treaty or statutory exemption). There is currently no guidance as to whether income recognized by the Fund as a result of a fork, airdrop or similar event would constitute U.S. source FDAP.

A Non-U.S. Shareholder resident in a jurisdiction with which the U.S. has an income tax treaty may be entitled to the benefits of that treaty in order to reduce or eliminate the 30% U.S. withholding tax with respect to that Shareholder’s distributive share of income that the Fund treats as U.S.-source FDAP if under the laws of that non-U.S. jurisdiction, the Fund is treated as tax-transparent and certain other conditions are met. In order to secure the benefits of an applicable income tax treaty through a reduction or elimination of withholding, Non-U.S. Shareholders will generally be required to certify their non-U.S. status by providing the Fund with an executed IRS Form W-8BEN or W-8BEN-E. However, if a Non-U.S. Shareholder fails to provide such IRS Forms, the Fund intends to withhold at a full 30% rate on any Non-U.S. Shareholder’s share of U.S.-source FDAP, in which case the Non-U.S. Shareholder must file a refund claim with the IRS in order to obtain the benefit of a reduced rate or exemption.

If the proper amounts are withheld and remitted to the U.S. government and the Fund does not recognize ECI, Non-U.S. Shareholders that are individuals or corporations will generally not be required to file U.S. federal income tax returns or pay additional U.S. federal income taxes solely as a result of their investments in the Fund (though Non-U.S. Shareholders treated as trusts for U.S. federal income purposes are subject to special rules)

If the Fund is treated as a partnership (for U.S federal income tax purposes), a Non-U.S. Shareholder is treated as disposing of Shares, and any portion of the gain realized on the disposition would be treated as ECI, such Shares may be subject to a withholding tax equal to 10% of the amount realized on the disposition (subject to reduction or elimination in certain circumstances). Non-U.S. Shareholders are urged to consult with their tax advisers regarding the application of this withholding tax.

If the Fund is treated as having any ECI (or any portion of the gain realized on a Non-U.S. Shareholder’s disposition of Shares is treated as ECI), then if such Non-U.S. Shareholder is treated as a corporation, it may also be subject to U.S. federal branch profits tax on its effectively connected earnings and profits (which, with respect to the Shares, would generally be such Non-U.S. Shareholder’s share of ECI from such Shares, reduced by deductions taken into account by the Shareholder in computing its ECI, and further reduced by the U.S. federal income taxes imposed on such ECI). U.S. federal branch profits tax is generally imposed at a 30% rate, though it may be reduced under the Code or pursuant to an applicable income tax treaty.

U.S. Information Reporting and Backup Withholding

The Fund or the appropriate broker will file certain information returns with the IRS and provide shareholders with information regarding their annual income (if any) and expenses with respect to the Fund in accordance with applicable Treasury regulations.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

A U.S. Holder will generally be subject to information reporting requirements and backup withholding unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. In order to avoid the information reporting and backup withholding requirements, a non-U.S. Holder may have to comply with certification procedures to establish that it is not a U.S. person. The amount of any backup withholding will be allowed as a credit against the shareholder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

FATCA

As discussed above, it is unclear whether any ordinary income recognized by a non-U.S. Holder as a result of a fork, airdrop or similar occurrence would constitute U.S.-source FDAP income. Pursuant to Code Sections 1471-1474 (commonly referred to as “FATCA”), accompanying Treasury regulations, and other guidance from the U.S. Department of Treasury and IRS, the United States imposes a withholding tax of 30% on “withholdable payments” (generally, U.S.-source interest and dividends) to “foreign financial institutions” (which is broadly defined to generally include investment vehicles) and certain non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exception otherwise applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements.

If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden).

Since the enactment of FATCA, other jurisdictions have instituted similar regimes. The Fund may incur taxes or may be required to withhold tax pursuant to such regimes. Shareholders should consult their tax advisors regarding the effects of FACTA and similar information reporting regimes on an investment in the Fund.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

PURCHASES BY EMPLOYEE BENEFIT PLANS

General

The following section sets forth certain consequences under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code, which a fiduciary of an “employee benefit plan” as defined in and subject to ERISA or of a “plan” as defined in and subject to Section 4975 of the Code who has investment discretion should consider before deciding to invest the plan’s assets in the Fund (such “employee benefit plans” and “plans” being referred to herein as “Plans,” and such fiduciaries with investment discretion being referred to herein as “Plan Fiduciaries”). The following summary is not intended to be complete, but only to address certain questions under ERISA and the Code which are likely to be raised by the Plan Fiduciary’s own counsel.

In general, the terms “employee benefit plan” as defined in and subject to Title I of ERISA and “plan” as defined in and subject to Section 4975 of the Code together refer to any plan or account of various types which provide retirement benefits or welfare benefits to an individual or to an employer’s employees and their beneficiaries. Such plans and accounts include, but are not limited to, corporate pension and profit-sharing plans, “simplified employee pension plans,” plans for self-employed individuals (including partners), individual retirement accounts described in Section 408 of the Code and medical plans.

Each Plan Fiduciary must give appropriate consideration to the facts and circumstances that are relevant to an investment in the Fund, which may include, among other things, the role that such an investment would play in the Plan’s overall investment portfolio. Each Plan Fiduciary, before deciding to invest in the Fund, must be satisfied that such investment is prudent for the Plan; that the investments of the Plan, including the investment in the Fund, are diversified so as to minimize the risk of large losses to the extent required by ERISA or other applicable law; that an investment in the Fund complies with the Plan documents; and that the purchase will not result in any non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

EACH PLAN FIDUCIARY CONSIDERING ACQUIRING SHARES ON BEHALF OF A PLAN MUST CONSULT WITH ITS OWN LEGAL AND TAX ADVISORS BEFORE DOING SO. AN INVESTMENT IN THE FUND IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. THE FUND IS NOT INTENDED AS A COMPLETE INVESTMENT PROGRAM.

“Plan Assets”

ERISA and a regulation issued thereunder by the U.S. Department of Labor contain rules for determining when an investment by a Plan in an equity interest of an entity will result in the underlying assets of such entity being considered to constitute assets of the Plan for purposes of ERISA and Section 4975 of the Code (i.e., “plan assets”). Those rules provide that assets of an entity will not be considered assets of a Plan which purchases an equity interest in the entity if one or more exceptions apply, including (1) an exception applicable if the equity interest purchased is a “publicly offered security” (the “Publicly Offered Security Exception”), and (2) an exception applicable if equity interests purchased by a plan are not “significant.”

The Publicly Offered Security Exception applies if the equity interest is a security that is (1) “freely transferable,” (2) part of a class of securities that is “widely held,” and (3) either (a) part of a class of securities registered under Section 12(b) or 12(g) of the Exchange Act, or (b) sold to the Plan as part of a public offering pursuant to an effective registration statement under the Securities Act and the class of which such security is a part is registered under the Exchange Act within 120 days (or such later time as may be allowed by the SEC) after the end of the fiscal year of the issuer in which the offering of such security occurred.

The Fund expects that the Publicly Offered Security Exception should apply with respect to the Shares.

Ineligible Purchasers

Among other considerations, Shares generally may not be purchased with the assets of a Plan if the Sponsor or any of its respective affiliates, any of their respective employees or any employees of their respective affiliates: (1) has investment discretion with respect to the investment of such plan assets; (2) has authority or responsibility to give or

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

regularly gives investment advice with respect to such plan assets, for a fee, and pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions with respect to such plan assets and that such advice will be based on the particular investment needs of the Plan; or (3) is an employer maintaining or contributing to such Plan. A party that is described in clause (1) or (2) of the preceding sentence would be a fiduciary under ERISA and/or the Code (as applicable) with respect to the Plan, and unless an exemption applies, any such purchase might result in a “prohibited transaction” under ERISA and the Code.

Governmental, Church and Non-US Plans

While U.S. Federal, state and local governmental plans, non-U.S. plans, and so-called “non-electing” church plans are not subject to ERISA or Section 4975 of the Code, the laws applicable to these plans may contain fiduciary and prohibited transaction requirements similar to those under ERISA and the Code. Accordingly, fiduciaries of such plans, in consultation with their advisers, should consider the impact of their respective laws and regulations on an investment in the Fund and the considerations discussed above, if applicable.

Form 5500 Reporting Requirements

Plan Fiduciaries of ERISA Plans are required to file Form 5500 annual returns/reports with the IRS that set forth the current value and other information with respect to the assets of such ERISA Plans. The Sponsor believes that the annual reports of the Fund will provide sufficient information to permit Plan Fiduciaries to provide an annual valuation of Plan investments as required for this purpose; however, fiduciaries should note that they have the ultimate responsibility for providing such valuation. Certain ERISA Plans may further be required to report certain compensation paid by the Fund (or by third parties) to the Fund’s service providers as “indirect compensation” on Schedule C to Form 5500. To the extent any compensation arrangements described herein constitute indirect compensation that meets the definition of “eligible indirect compensation,” as defined in the Instructions for Schedule C to Form 5500, the descriptions herein of those compensation arrangements are intended to satisfy the alternative reporting option for “eligible indirect compensation” under such Instructions.

Except as otherwise set forth, the foregoing statements regarding the consequences under ERISA and the Code of an investment in Shares of the Fund are based on the provisions of ERISA and the Code as currently in effect, and the existing administrative and judicial interpretations thereunder. No assurance can be given that administrative, judicial or legislative changes will not occur that will not make the foregoing statements incorrect or incomplete.

ACCEPTANCE OF INVESTMENTS ON BEHALF OF PLANS IS IN NO RESPECT A REPRESENTATION BY THE SPONSOR OR ANY OTHER PARTY RELATED TO THE FUND THAT AN INVESTMENT IN THE FUND MEETS THE RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN OR THAT SUCH AN INVESTMENT IS APPROPRIATE FOR ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISORS AS TO THE PROPRIETY OF AN INVESTMENT IN SHARES IN LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR PLAN AND CURRENT LAW.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

INFORMATION YOU SHOULD KNOW

This Prospectus contains information you should consider when making an investment decision about the Shares. You should rely only on the information contained in this Prospectus or any applicable prospectus supplement. Neither the Fund nor the Sponsor has authorized any person to provide you with different information and, if anyone provides you with different or inconsistent information, you should not rely on it. This Prospectus is not an offer to sell the Shares in any jurisdiction where the offer or sale of the Shares is not permitted.

The information contained in this Prospectus was obtained from us and other sources we believe to be reliable.

You should disregard anything we said in an earlier document that is inconsistent with what is included in this Prospectus or any applicable prospectus supplement. Where the context requires, when we refer to this “Prospectus,” we are referring to this Prospectus and (if applicable) the relevant prospectus supplement.

You should not assume that the information in this Prospectus or any applicable prospectus supplement is current as of any date other than the date on the front page of this Prospectus or the date on the front page of any applicable prospectus supplement.

We include cross references in this Prospectus to captions in these materials where you can find further related discussions. The table of contents tells you where to find these captions.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

INTELLECTUAL PROPERTY

The Sponsor owns trademark registrations for the Fund. The Sponsor relies upon these trademarks through which it markets its services and strives to build and maintain brand recognition in the market and among current and potential investors. So long as the Sponsor continues to use these trademarks to identify its services, without challenge from any third party, and properly maintains and renews the trademark registrations under applicable laws, rules and regulations, it will continue to have indefinite protection for these trademarks under current laws, rules and regulations.

The Sponsor also owns trademark registrations for the Sponsor. The Sponsor relies upon these trademarks through which it markets its services and strives to build and maintain brand recognition in the market and among current and potential investors. So long as the Sponsor continues to use these trademarks to identify its services, without challenge from any third party, and properly maintains and renews the trademark registrations under applicable laws, rules and regulations; it will continue to have indefinite protection for these trademarks under current laws, rules and regulations.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

WHERE INVESTORS CAN FIND MORE INFORMATION

The Trust has filed a registration statement on Form S-1 with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement (including the exhibits to the registration statement), parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information about the Fund or the Shares, please refer to the registration statement, which is available online at www.sec.gov.

Information about the Fund and the Shares can also be obtained at www.ProShares.com. The website address is only provided here as a convenience to you and the information contained on or connected to the website is not part of this prospectus or the registration statement of which this prospectus is part.

The Trust is subject to the informational requirements of the Exchange Act and will file certain reports and other information with the SEC under the Exchange Act. The reports and other information are available online at www.sec.gov.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

APPENDIX A—GLOSSARY OF DEFINED TERMS

The Glossary of Defined Terms below defines certain of the terms and meanings used throughout this Prospectus. Each term also is defined the first time it is used in this Prospectus.

1940 Act	Investment Company Act of 1940, as amended

Administrator	[ ], as administrator for the Trust

Advisers Act	The Investment Advisers Act of 1940

AML	Anti-Money Laundering

Authorized Participant	Those who may purchase (i.e., create) or redeem Creation Units directly from the Trust

Authorized Participant Agreement	The agreement that is entered into between an Authorized Participant, the Sponsor and the Trust that allows an Authorized Participant to purchase or redeem Creation Units directly from the Trust

Business Day	Any day on which the NAV of the Trust is determined.

CBDC	Central bank digital currencies

CEA	Commodity Exchange Act, as amended

CFTC	United States Commodity Futures Trading Commission

Code	Internal Revenue Code of 1986, as amended

Connected Trading Venue	A venue (including third-party venues and the Prime Execution Agent’s own execution venue) where the Prime Execution Agent executes orders to buy and sell ether on behalf of the Trust.

Connected Trading Venue or Authorized Participant Account	All customer accounts opened at Coinbase, including any opened by (a) Connected Trading Venues, (b) Authorized Participants or (c) agents/partners of such Authorized Participants.

Creation Unit	A block of [ ] Shares, as applicable, that is created for sale by the Trust to Authorized Participants and/or submitted to the Trust for redemption by an Authorized Participant.

Custody Transaction Costs	Transfer, processing and other transaction costs charged by the Ether Custodian in connection with the issuance of Creation Units for such purchase order.

DAR	Digital Asset Research

Digital Asset Exchange Market	The global exchange market for the trading of ether, which consists of transactions on electronic Digital Asset Exchanges

Digital Asset Market	A “Brokered Market,” “Dealer Market,” “Principal-to-Principal Market” or “Exchange Market,” as each such term is defined in the Financial Accounting Standards Board Accounting Standards Codification Master Glossary

Direct Participants	Participants in DTC such as banks, brokers, dealers and trust companies

DSTA	Delaware Statutory Trust Act, as amended

DTC	Depository Trust Company

ERISA	Employee Retirement Income Security Act of 1974, as amended

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Ether Custodian	Coinbase Custody Trust Company, LLC, as custodian for the Fund’s ether.

Exchange	[NYSE Arca Inc.], the exchange on which the Trust is primarily listed and traded

Exchange Act	Securities Exchange Act of 1934, as amended

Ether Trading Counterparty	Designated third parties who are not registered broker-dealers and transact in ether pursuant to written agreements with the Trust.

Ethereum Network	The decentralized, open source, peer-to-peer computer network on which ether is maintained

FBO Account	An omnibus account in the Prime Execution Agent’s name for the benefit of its customers at each of multiple Federal Deposit Insurance Corporation insured banks.

FDAP	Fixed or determinable annual or periodical

FDIC	Federal Deposit Insurance Corporation

FinCEN	Financial Crimes Enforcement Network

FINRA	Financial Industry Regulatory Authority, Inc.

FSMB	Financial Services and Markets Bill

FTX	FTX Trading Ltd.

Fund	ProShares Ethereum ETF

Genesis Holdco	Genesis Holdco, LLC

Incidental Rights	Any virtual currency or other asset or right that the Trust may be entitled to or come into possession of rights to acquire, or otherwise establish dominion and control over, any virtual currency or other asset or right, which rights are incident to the Trust’s ownership of ethers and arise without any action of the Trust, or of the Sponsor or the Trustee on behalf of the Trust.

Index Provider	Bloomberg Index Services Limited

Indirect Participant	Entities who maintain, either directly or indirectly, a custodial relationship with a DTC Participant

IOPV	Indicative Optimized Portfolio Value

IR Virtual Currency	A virtual currency acquired through Incidental Rights.

IRS	United States Internal Revenue Service

KYC	Know Your Customer

NAV	Net Asset Value

NBMMs	Non-bank market makers

NFA	National Futures Association

NYDFS	New York State Department of Financial Services

OFAC	Office of Foreign Assets Control of the U.S. Department of the Treasury

OTC	Over-The-Counter

Prime Execution Agent	Coinbase, Inc, an affiliate of the Ether Custodian.

Prime Execution Agent Agreement	The Coinbase Prime Broker Agreement, which includes the Custodian Agreement.

SEC	United States Securities and Exchange Commission

Securities Act	Securities Act of 1933, as amended

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Shares	Common units of beneficial interest that represent units of fractional undivided beneficial interest in and ownership of the Trust.

SIPC	Securities Investor Protection Corporation

Sponsor	ProShare Capital Management LLC

Title VII	Title VII of Dodd Frank

Trade Credit	The Trust may borrow ether or cash as a credit on a short-term basis from the Trade Credit Lender pursuant to the Trade Financing Agreement.

Trade Credit Lender	Coinbase Credit, Inc.

Trading Balance	A trading account at which, pursuant to the Prime Execution Agent Agreement, the Fund’s ether holdings and cash holdings from time to time may be held with the Prime Execution Agent, in connection with the sale of ether to pay the Sponsor’s Fee and Trust expenses not assumed by the Sponsor.

Transfer Agent	[ ], as transfer agent for the Trust

Trust	ProShares Trust III

Trust Agreement	The Trust Agreement of ProShares Trust III

Trustee	Delaware Trust Company, as trustee for the Trust

UBTI	Unrelated business taxable income

U.S.	United States of America

U.S. Department of the Treasury	U.S. Department of the Treasury

Vault Balance	Accounts storing the Fund’s ether that are required to be segregated from the assets held by the Ether Custodian as principal and the assets of its other customers.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

([   ], 2024)

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.*

The following chart reflects estimated amounts required to prepare and file this Registration Statement and complete the offering of the Shares registered hereby.

Approximate Amount
Securities and Exchange Commission Registration Fee	$	**
FINRA Filing Fee	$
Printing Expenses	$
Fees of Certified Public Accountants	$
Fees of Legal Counsel	$

Total	$

*	Subject to revision upon completion of the offering.
**

An indeterminate number of the securities is being registered as may from time to time be sold at indeterminate prices. In accordance with Rules 456(d) and 457(u), the Trust is deferring payment of all of the registration fee and will pay the registration fee subsequently on an annual basis.

Item 14. Indemnification of Directors and Officers.

The Trust Agreement of the Trust provides for, and as amended from time-to-time, will provide for, the indemnification of the Sponsor. The Sponsor (including Covered Persons as will be provided under the Trust Agreement) shall be indemnified by the Trust (or any Fund separately to the extent the matter in question relates to a single Fund or is otherwise disproportionate), against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by it in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Sponsor may be or may have been involved as a party or otherwise or with which such Sponsor may be or may have been threatened, while in office or thereafter, by reason of any alleged act or omission as the Sponsor or by reason of his or her being or having been the Sponsor except with respect to any matter as to which such Sponsor shall have been finally adjudicated in any such action, suit or other proceeding not to have acted in good faith in the reasonable belief that such Sponsor’s action was in the best interests of the Trust and except that the Sponsor shall not be indemnified against any liability to the Trust or its Shareholders by reason of willful misconduct or gross negligence of such Sponsor.

Item 15. Recent Sales of Unregistered Securities.

None.

Item 16. Exhibits.

The following documents (unless otherwise indicated) are filed herewith and made a part of this Registration Statement:

(a) Exhibits. The following exhibits are filed herewith:

Exhibit Number	Description of Document

3.1	Certificate of Trust*

4.1	Trust Agreement**

5.1	Opinion of [ ] as to legality**

8.1	Opinion of [ ] as to tax matters**

10.1	Amended and Restated Coinbase Prime Broker Agreement**

10.2	Coinbase Custody Custodial Services Agreement (included in Exhibit 10.1)**

10.3	Form of Services Agreement with [ ], as cash custodian and trust administrator**

10.4	ETF Services Agreement with [ ] **

10.5	Form of Authorized Participant Agreement**

23.1	Consent of [ ] **

23.2	Consents of [ ] (included in Exhibits 5.1 and 8.1)**

24.1	Power of attorney for Louis M. Mayberg and Michael L. Sapir*

107	Filing Fee Tables**

*	Filed herewith
**	To be filed by amendment

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table in the effective registration statement;

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S–3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be a part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(ii)

If the registrant is subject to Rule 430C (§ 230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§ 230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bethesda, State of Maryland, on April 12, 2024.

ProShares Trust III

By:	/s/ Todd B. Johnson
Name:	Todd B. Johnson
Title:	Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the date indicated.

/s/ Todd B. Johnson	Principal Executive Officer	April 12, 2024
Name: Todd B. Johnson

/s/ Edward Karpowicz	Principal Financial Officer Principal Accounting Officer	April 12, 2024
Name: Edward Karpowicz

POWER OF ATTORNEY

Each of the undersigned members of ProShare Capital Management LLC, the sponsor of the Registrant, hereby constitutes Todd B. Johnson, Richard Morris, and Robert Borzone, individually and not jointly, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign under the Securities Act of 1933, as amended (including post-effective amendments to the registration statement and any such related registration statements), and to file the same, with all exhibits thereto, and any other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons on behalf of the Sponsor in the capacities and on the date indicated.

/s/ Louis M. Mayberg	Member of the Sponsor (Director)	April 12, 2024
Name: Louis M. Mayberg

/s/ Michael L. Sapir	Member of the Sponsor (Director)	April 12, 2024
Name: Michael L. Sapir